UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JUN 2 0 2005
1086

05058702

June 20, 2005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/20/2005

Guy Lawson
McGrath North Mullin & Kratz, PC LLO
Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE 68102

Re: ConAgra Foods, Inc.
Incoming letter dated May 20, 2005

Dear Mr. Lawson:

This is in response to your letter dated May 20, 2005 concerning the shareholder proposal submitted to ConAgra Foods by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JUN 2 1 2005
1086

Sincerely,
Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JUL 0 1 2005
THOMSON
FINANCIAL

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

McGRATH NORTH MULLIN & KRATZ, PC LLO
SUITE 3700 FIRST NATIONAL TOWER
1601 DODGE STREET, OMAHA, NEBRASKA 68102
402-341-3070
FAX: 402-341-0216

RECEIVED
2005 MAY 24 PM 4:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 20, 2005

SEC MAIL PROCESSING
MAY 23 2005
WASH. D.C. 190 SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ConAgra Foods, Inc.; Commission File No. 1-7275
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Our firm serves as counsel for ConAgra Foods, Inc., a Delaware corporation. We are submitting this letter on behalf of ConAgra Foods pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

ConAgra Foods received a shareholder proposal from the Office of the Comptroller of New York City, the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund, and the custodian of the New York City Board of Education Retirement System, for inclusion in ConAgra Foods' proxy materials for the 2005 annual stockholders' meeting expected to be held on or about September 22, 2005. A copy of the proposal and the relevant correspondence from the proponent is attached as Exhibit A.

Subject to the staff's response, ConAgra Foods intends to exclude the proposal from its proxy materials pursuant to Rule 14a-8(i)(10), because ConAgra Foods has already substantially implemented the proposal. ConAgra Foods respectfully requests confirmation that the staff will not recommend any enforcement action against ConAgra Foods for excluding the proposal from its proxy materials pursuant to this rule.

We are enclosing six copies of this letter and the exhibits referred to herein. To the extent that any reasons for exclusion stated in this letter are based on matters of law, this letter will serve as supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). We are also forwarding a copy of this letter to the proponent as notice of ConAgra Foods' intention to exclude the proposal from the proxy materials.

THE PROPOSAL

The proposal states:

> "RESOLVED: That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports."

DISCUSSION

The proposal may be excluded under Rule 14a-8(i)(10), because ConAgra Foods has already substantially implemented the proposal.

The proposal requests that ConAgra Foods disclose its social, environmental and economic performance by issuing annual sustainability reports. ConAgra Foods already publishes a Corporate Responsibility Report and updates it at least annually. The report provides information and addresses the company's performance in the areas requested by the proposal. By way of illustration, the Corporate Responsibility Report includes the following information:

Social

Through leadership partnerships and financial contributions, ConAgra Foods is committed to improving the quality of life in communities across America. At "Community Involvement and ConAgra Foods Foundation" in the Corporate Responsibility Report, the company reports on these initiatives, including the following programs.

Feeding Children Better. This multi-million dollar, multi-year commitment is directed toward helping end child hunger in the United States. The company, as a food leader in North America, considers this problem a meaningful challenge. Through the ConAgra Foods Feeding Children Better initiative, the company efforts are directed at three areas: safe havens for children to get nourishing meals, overcoming logistics hurdles for food banks and public awareness.

ConAgra Foods has had a long-term alliance with America's Second Harvest to help feed people in need across the nation. America's Second Harvest is the nation's largest charitable hunger-relief organization, distributing 1.8 billion pounds of donated food annually, feeding 23 million hungry Americans. It operates a food network distribution system that procures and distributes food to food banks across the U.S. ConAgra Foods companies continually donate products to Second Harvest. In 2002, for example, ConAgra Foods companies donated more than 19.5 million pounds of food, including refrigerated processed meats, frozen dinners and entrees, shelf-stable foods and potato products.

ConAgra Foods Foundation Community Service Awards. As the company reports, the ConAgra Foods Foundation Community Service Awards program and its panel of volunteer judges awarded $200,000 to 16 nonprofit groups for their exceptional commitment to the welfare of ConAgra Foods communities.

Home Food Safety. To increase consumer awareness of food safety practices, ConAgra Foods partners with the American Dietetic Association (ADA) in a multi-year national consumer education program called, *Home Food Safety...It's in Your Hands*™. Through news releases, consumer events, a Web site (www.homefoodsafety.org) and the ADA, the effort has targeted home food preparers trying to prevent food-borne illness and save lives. Over the past year, ConAgra Foods and the ADA have expanded the scope of their food safety efforts to include partnerships with local, regional and national restaurant chains to protect patrons from food-borne illnesses when they order take-out or take home leftovers.

Diversity. At "People: Opportunity and Inclusion" in the Corporate Responsibility Report, the company provides, among other things, a report on Diversity at ConAgra Foods. The company summarizes the efforts it is making to build, support and develop an inclusive culture, enabling people of all backgrounds to apply their skill and abilities for the benefit of employees, customers, consumers and shareholders. The efforts are reported in four categories:

- Community Affairs
- Recruiting and Hiring
- Work/Life Initiatives
- Training and Education Programs

Environmental

At "Sustainable Development and Environment" in the Corporate Responsibility Report the company sets forth its belief that conducting a profitable business in ways that are sensitive to the environment is the only way to do business. The company believes that its guiding principle "Do Well by Doing Good" has led it to build a significant and effective sustainable development program. Among the matters reported in this section are results of environmental projects that reduced landfill waste, saved water, cut electrical and natural gas use, reduced packaging materials, and saved operational costs.

This section of the Corporate Responsibility Report also sets out the company's initiatives on water and energy conservation, prevention of air pollution, waste reduction and recycling and land management protection and enhancement. The award-winning projects (by category) as presented at the 2005 ConAgra Foods Annual Sustainable Development Conference are also listed in this section.

Economic

In addition to its periodic reports provided to the public which report extensively on the company's financial performance, the company produces a quarterly report to shareholders for each of its first three quarters of the fiscal year, and produces its annual report to shareholders following fiscal year-end. At "Economic" in the Corporate Responsibility Report, the company provides selected financial performance information on the company and also provides comments on the company's strategic direction ("Comments on Strategic Direction") which reports on, among other economic matters, the company's initiatives in product mix, marketing and capabilities. For example, results of portfolio changes, organizational changes and brand performance are discussed in Q&A's 2, 8 and 14 respectively in this section of the Corporate Responsibility Report.

ConAgra Foods' Corporate Responsibility Report is published on the company's website. We have attached a copy of the report from the website as Exhibit B. You may also access the report on the website (http://www.conagrafoods.com) by selecting "Leadership Initiatives" and following the links to "Corporate Responsibility Report."

Rule 14a-8(i)(10) permits the exclusion of shareholder proposals if a company has already substantially implemented the proposal. According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See, *Exchange Act Release No. 34-12598 (July 7, 1976).*

The standard the staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See, *Exchange Act Release No. 34-20091 (Aug. 16, 1983)* and *Texaco, Inc. (March 28, 1991).* The staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). See, *The Talbots, Inc. (April 5, 2002), The Gap, Inc. (March 16, 2001)* and *Kmart Corp. (Feb. 23, 2000).*

In recent no-action rulings that closely mirror ConAgra Foods' request, the staff permitted Albertson's, Inc. and Lowe's Companies, Inc. to omit proposals submitted by the proponent that are substantively identical to the proposal submitted to ConAgra Foods. The staff permitted the exclusions, noting Albertson's and Lowe's representations that they prepare and publish a sustainability report annually. See, *Albertson's, Inc. (March 23, 2005)* and *Lowe's Companies, Inc. (March 21, 2005).*

The company notes that in *Terex Corporation (March 18, 2005)*, the staff did not permit exclusion (on substantially implemented grounds) of a proposal submitted by the proponent that was also substantively identical to the proposal submitted to ConAgra Foods. Unlike ConAgra Foods, Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the Securities and Exchange Commission. ConAgra Foods' claim of substantial implementation is distinguished from Terex because ConAgra Foods prepares and publishes on its website an annual report addressing the company's social, environmental and economic performance (i.e., the actions requested by the proposal).

The company has policies and procedures in place relating to the subject matter of the proposal and the company has implemented the essential objectives of the proposal. The proposal has, therefore, been substantially implemented.

CONCLUSION

Based upon the foregoing, ConAgra Foods respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if ConAgra Foods excludes the proposal from the proxy materials for its 2005 annual stockholders' meeting in reliance on Rules 14a-8(i)(10).

ConAgra Foods presently anticipates mailing its proxy materials for the 2005 annual stockholders' meeting on or about August 12, 2005. We would appreciate a response from the staff in time for ConAgra Foods to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the staff disagree with ConAgra Foods' position, we would appreciate the opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,

Guy Lawson

GL/mlw
Enclosures

cc: William C. Thompson, Jr., Comptroller of the City of New York
Patrick Doherty, Pension Policy Unit,
Office of the Comptroller of the City of New York
Owen C. Johnson, Corporate Secretary, ConAgra Foods, Inc.
David L. Hefflinger

EXHIBIT A

PROPOSALS

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

April 11, 2005

Mr. Owen C. Johnson
Executive Vice President and
Corporate Secretary
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102

Dear Mr. Johnson:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of ConAgra Foods, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

SUSTAINABILITY REPORT TO SHAREHOLDERS

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." Baxter International sees sustainability reporting as "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.

RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

EXHIBIT B

CONAGRA FOODS CORPORATE RESPONSIBILITY REPORT

ConAgra Foods



"I want it to be fun."

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At ConAgra Foods, selling products that customers want and making food consumers prefer and enjoy is what our business is all about. It takes a lot to make that happen. We develop wholesome and nutritious foods that taste great. We provide customers with quality products on time and in a way that we hope not only meets their expectations, but exceeds them. Yet that's only a part of the story. When you buy one of our food items at your local grocer, or choose a special menu item we produce for one of North America's leading restaurants, or taste food flavored with our special ingredients, there also are thousands of employees, integrated systems and logistics, and a company dedicated to earning your trust. Whether you call that "social responsibility," "sustainable development," "good corporate citizenship" or simply "doing well, by doing good," we take seriously our commitment to conducting our business in a way that respects the world around us.

Our corporate responsibility initiatives are important to how we conduct our business. Our efforts start with a firm grounding in values and beliefs and to a set of corporate governance principles and a code of conduct that we are proud of, and continue with specific commitments to people, sustainable development and community involvement that we live by each and every day. Please take a look and let us know what you think.

- Values
- Corporate Governance
- People: Opportunity and Inclusion
- Sustainable Development and the Environment
- Community Involvement and ConAgra Foods Foundation
- Economic

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CONAGRA FOODS VALUES

INTEGRITY
Integrity comes before all else. It means doing the right thing every day, doing what we say we will, being a company that customers and stakeholders can trust, and providing quality products and services consistent with our commitments and with our aim of becoming America's Favorite Food Company.

OWNERSHIP
Our employees have a passion and drive for our business. In acting as owners, we strive for excellence in everything we do. Investing prudently in our future, we operate the company to increase the long-term value of ConAgra Foods for our customers, consumers and shareholders.

ACCOUNTABILITY
Taking personal responsibility for our tasks and results, we hold ourselves accountable for our successes and our mistakes. Always striving to be our competitive best, we are committed to helping the company meet its every challenge.

CUSTOMER FOCUS
Everything we do affects customers and consumers. Delivering quality and value in our products and services will lead to a clear preference for our company and our products among our stakeholders. When customers prefer doing business with us and consumers trust their appetites to us because we are delivering the quality and value they desire, we all win.

OBJECTIVITY
As we strive to achieve operational excellence, and deliver outstanding products and superior service, we objectively measure ourselves in the ways our customers and consumers judge us, because we know this is the only way to meet and surpass their expectations.

TEAMWORK
We work together and help each other, because at the end of the day, we win or lose as one team, one company, one ConAgra Foods.



A Foundation for the Future

ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. Our Feeding Children Better foundation has funded more than 160 Kids Cafes, providing logistics assistance and donations of more than 120 trucks to help America's Second Harvest deliver nutritious food.

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CORPORATE GOVERNANCE

OVERVIEW

Sound corporate governance practices are an important part of our foundation and tradition. We have many longstanding policies and practices, and we have also added measures to further strengthen our foundation. Our corporate governance practices include the following:

- Other than our Chief Executive Officer, none of our directors are, or ever have been, employed by the Company.
- Directors and executive officers are committed to owning stock in ConAgra Foods, and as part of that commitment they will not sell any of their ConAgra Foods stock until six months after they cease to be a director or an executive officer except for extraordinary corporate transactions approved by the board and for emergency or extraordinary situations with 2/3 board approval.
- We do not permit loans to directors or executive officers.
- We do not re-price stock options, and never have.
- Our Audit Committee is comprised of independent directors, all of whom meet the requirements to be an audit committee financial expert as defined by the Securities and Exchange Commission.
- Our Human Resources Committee is comprised of independent directors who annually review and evaluate the Chief Executive Officer's performance and compensation.
- Our Corporate Governance Committee is comprised of independent directors who establish the corporate governance principles for ConAgra Foods.
- Our Nominating Committee is comprised of independent directors who propose to the Board the nominees to be elected at each stockholders' meeting.
- Non-employee directors routinely meet in executive session without management present.
- The Board has designated a lead director, Carl Reichardt, who chairs the executive sessions of the Board.
- Our Audit Committee has the authority to retain and replace our independent auditors.
- The lead partner of the independent public accounting firm that audits ConAgra Foods' books is rotated at least every five years.
- We encourage our employees to own ConAgra Foods stock, however our retirement plans are structured so that employees can diversify their holdings.
- Our Code of Conduct is our commitment to our longstanding standards for ethical business practices. Our Code of Conduct, as well as our Code of Ethics for Senior Corporate Officers, is published on our website.
- These governance principles are published on our website. These principles include guidelines for determining director independence, qualifications for directors (including a director retirement age), an annual evaluation of the Chief Executive Officer, and an annual Board and Board committee self-evaluation.
- The charter for each committee of the Board is also published on the website.

We routinely assess and refine our corporate governance practices and share them with you.

- Corporate Governance Principles
- Code of Conduct
- Code of Ethics for Senior Corporate Officers
- Board Committee Charters
  - Audit Committee Charter
  - Corporate Affairs Committee Charter
  - Corporate Governance Committee Charter
  - Human Resources Committee Charter

Stock Quote

Security
CAG (Common Stock)

Price	$26.91
Last Trade	May 19 2005 10:21AM EDT
Change	-0.41
Volume	306,000
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- Nominating Committee Charter
- Contact the Audit Committee
- Contact the Board (through the Lead Director)

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CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors has adopted the following formal governance principles.

CONAGRA FOODS, INC.
CORPORATE GOVERNANCE PRINCIPLES

Role of the Board of Directors

ConAgra Foods' primary objective is to optimize stockholder value over the long term. The business of the Company is managed under the direction of the Board of Directors, which is elected by the stockholders. The basic responsibility of the Board is to exercise their business judgment to act in what each director reasonably believes to be in the best interests of ConAgra Foods and its stockholders. The Board selects the senior management team, which is responsible for the day-to-day conduct of the Company's business.

Qualification and Selection of Board Members

1. *Qualification.* The Board will have a majority of directors who meet the criteria for independence established by the New York Stock Exchange. The Nominating Committee will review with the Board the requisite skills and characteristics for new Board members. This assessment will include members' qualification as independent as well as consideration of background, board skill needs, diversity and business experience.

2. *Independence.* The Board must affirmatively determine that a director has no material relationship with ConAgra Foods in order for the director to be considered independent under New York Stock Exchange standards. The Board has established the following guidelines in connection with director independence determinations:

(a) A director will not be independent if, within the preceding three years: (1) the director was employed by ConAgra Foods or an immediate family member of the director was an executive officer of ConAgra Foods, (2) the director was affiliated with or employed by ConAgra Foods' independent auditor, (3) a ConAgra Foods' executive officer was on the compensation committee of the board of directors of a company which employed the ConAgra Foods' director or which employed an immediate family member of the director as an executive officer, or (4) the director or the director's immediate family member received more than $100,000 during any twelve-month period in direct compensation from ConAgra Foods (other than director and committee fees).

(b) A director will not be independent if: (1) the director is an executive officer or an employee, or the director's immediate family member is an executive officer, of another company and (2) the other company made payments to, or received payments from, ConAgra Foods for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000 or 2% of either (i) such other company's consolidated gross revenues or (ii) ConAgra Foods' consolidated gross revenues.

(c) A director will not be independent if: (1) the director or an immediate family member is a current partner of ConAgra Foods' independent auditor, (2) the director is an employee of ConAgra Foods' independent auditor, (3) the director has an immediate family member who is a current employee of ConAgra Foods' independent auditor who participates in the auditor's audit, assurance or tax compliance practice, or (4) the director or an immediate family member was within the last three years a partner or employee of ConAgra Foods' independent auditor and personally worked on the Company's audit within that time.

(d) For relationships not covered by the foregoing standards, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the above independence

Stock Quote

Security
CAG (Common Stock)

Price	$26.93
Last Trade	May 19 2005 10:24AM EDT
Change	-0.39
Volume	317,100
Day High	$27.10
Day Low	$26.80

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standards. The Board's determination of each director's independence will be disclosed annually in the Company's proxy statement.

(e) Contributions to tax-exempt organizations shall not be considered "companies" for purposes of these independence standards. However, ConAgra Foods will disclose in its annual proxy statement any such contribution which it makes to a tax-exempt organization in which a director serves as an employed executive officer if, within the preceding three years, contributions in any fiscal year exceeded the greater of $1,000,000 or 2% of such charitable organization's consolidated gross revenues.

3. *Selection.* Nominees for directorship will be recommended to the Board by the Nominating Committee in accordance with the policies and principles in its Charter. The invitation to join the Board should be extended by the Chairman of the Board and the Chairman of the Nominating Committee.

4. *Orientation and Continuing Education.* The Company will conduct an orientation program for new directors following the meeting at which the new director is elected. The orientation will include presentations by senior management with respect to the Company's principal officers, strategic plans, financial reporting, Code of Conduct, and its auditing processes. The Board will periodically receive materials and briefing sessions to continue their education on subjects that assist directors in the discharge of their duties.

5. *Compensation.* The compensation of directors will be periodically reviewed by the Human Resources Committee which shall make recommendations to the Board. Director compensation should consist of an appropriate mix of cash and stock/options.

Board Leadership

6. *Chairman.* The Chairman of the Board will be selected by the Board. The Board may select the Chief Executive Officer as Chairman if that seems best for the Company at a given point in time.

7. *Lead Director.* The Board will select a lead director from the independent directors if the positions of Chairman and Chief Executive Officer are held by the same person. The lead director will chair executive sessions of the Board and consult with the Chief Executive Officer on Board agendas.

Board Structure

8. *Size of the Board.* The Board will assess its size from time to time. The board currently consists of 13 members.

9. *Committees of the Board.* The Board will at all times have an Audit Committee, a Human Resources Committee, a Corporate Governance Committee, and a Nominating Committee. All members of these committees will be independent directors under the criteria established by the New York Stock Exchange. The Board may from time to time establish additional committees as necessary or appropriate. Committee members will be appointed by the Board. Consideration should be given to rotating committee members periodically, but rotation should not be mandated as a policy.

Each committee will have its own charter. The charters will set forth the purposes of the committees as well as qualifications for committee membership.

The Chairman of each committee will determine the frequency and length of committee meetings and will develop the committee's agenda for each meeting.

10. *Director Time Commitments.* Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director. Directors should advise the Chairman of the Board in advance of accepting an invitation to serve on another public company board.

11. *Change in Professional Responsibilities.* Individual directors who change the responsibility they held when they were elected to the Board should volunteer to resign from the Board. Such persons should not necessarily leave the Board. There should, however, be an opportunity for the Board through the Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

12. *Retirement.* No director may be nominated to a new term if he or she would be over age 73 at the time of the election.

13. *Term Limits.* The Board does not believe it should establish term limits. Such limits may lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and therefore provide an increasing contribution to the Board. As an alternative to term limits, the Nominating Committee will review each director's continuation on the Board every three years.

Board Processes

14. *Agenda and Meetings; Board Information.* The Chairman will establish the agenda for each Board meeting. If the Company has a lead director, the Chairman will consult with the lead director in connection with establishing the agenda. Each Board member may suggest the inclusion of items on the agenda. Each Board member may raise at any Board meeting subjects that are not on the agenda for that meeting.

Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed to prepare for meetings. Information that is important to the Board's understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting. Directors have a fiduciary duty to hold in confidence information about the Company which he or she obtains as a director.

15. *Strategic Planning.* The Board will review the Company's long-term strategic plan during at least one Board meeting each year.

16. *Chief Executive Officer Evaluation.* The performance of the Chief Executive Officer will be reviewed by the Board at least annually. Such review will precede recommendations from the Human Resources Committee with respect to long and short-term compensation goals and performance of the Chief Executive Officer.

17. *Management Succession.* The Chief Executive Officer will report annually to the Board on the Company's program for succession and management development. The Chief Executive Officer should make available to the Board his or her recommendations and evaluations of potential successors.

18. *Access to Executive Officers and Independent Advisors.* Directors have full access to executive officers of the Company. The director will use his or her judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, coordinate any such contact with the Chief Executive Officer. The Board welcomes regular attendance at each Board meeting of executive officers and other members of senior management of the Company. The Board may retain independent financial, legal and other advisors to assist in the performance of its duties.

19. *Board Interaction with Company Constituencies and the Public.* Management speaks for the Company. Communications about the Company with the press, media and other constituencies should be made by management. Individual Board members may, from time to time, at the request of the Chief Executive Officer, meet or otherwise communicate with various constituencies of the Company.

20. *Executive Sessions.* The non-management directors will meet in executive session as a part of each regularly scheduled Board meeting. The independent directors will meet at least once a year in executive session. The director who presides at these meetings shall be the Chairman, or if the Chairman is also the Chief Executive Officer, the lead director.

21. *Board Evaluation.* The Corporate Governance Committee is responsible for coordinating an annual self-evaluation by the directors of the Board's performance. The Corporate Governance Committee will receive comments from all directors which will be discussed with the full Board on an annual basis.

22. *Communications to Directors.* Interested parties may communicate with the Company's lead director by writing to the special address published on the Company's public website. Any person who has a concern about the Company's accounting, internal accounting controls or auditing matters may communicate such concerns to the Company's Audit Committee, which communications may be confidential or anonymous and may be submitted in writing to the special address published on the Company's public website. All such concerns will be reviewed and addressed by the General Counsel's office, the Internal Audit office and/or the Human Resources office as appropriate. The status of all outstanding concerns will be reported at each meeting of the Audit Committee. The Company's Code of Conduct prohibits any person from

retaliating against an employee for any report made in good faith.

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CODE OF CONDUCT

Setting the standard for corporate governance
and ethical behavior in the workplace.

ConAgra Foods

Contents

MARCH 2005

Dear Fellow Employees:

ConAgra Foods wants to be America's Favorite Food Company. We also want to be America's most respected food company. Adherence to the highest standards of integrity and ethical behavior is fundamental to these goals. Our brands and our businesses have an outstanding reputation with our customers and consumers. The ConAgra Foods name must also be synonymous with ethical behavior and sound business practices.

Our reputation depends on each of us fulfilling our responsibilities to each other, to our consumers, to our suppliers and customers, to the marketplace and to the communities in which we do business. The ConAgra Foods Code of Conduct sets out guidelines for fulfilling these responsibilities.

The legal responsibilities and ethical standards found in our Code of Conduct are not new. ConAgra Foods has had standards for ethical business practices for many years. While business practices and our business environment may change over time, our commitment to the highest standards of integrity and responsibility remain constant. We have adopted this Code of Conduct to reinvigorate and renew our commitment to the highest standards of conduct. We believe that conducting business legally and ethically is an essential part of our goal of becoming America's Favorite Food Company.

We understand that a Code of Conduct cannot anticipate and address every situation. In many situations, common sense and good judgment are our best guide. All of us must remember that when we act on behalf of ConAgra Foods, our company's reputation for honesty and integrity is in our hands.

Bruce Rohde
Chairman and Chief Executive Officer



OUR CODE OF CONDUCT

At ConAgra Foods, we are working to become America's Favorite Food Company. We'll know we have arrived at this destination when:

- consumers *trust* their family's appetites to us – whether at home or away;
- customers *prefer* doing business with us;
- investors regularly *select* ConAgra Foods stock as part their balanced portfolios; and
- employees *engage* themselves as long-term, productive, passionate advocates for ConAgra Foods.

Our primary values and beliefs serve as guideposts on our journey to become America's Favorite Food Company, underpinning the way we do business and supporting our efforts to conduct ourselves according to the highest ethical standards each and every day.

INTEGRITY

Integrity comes before all else. It means doing the right thing every day, doing what we say we will, being a company that customers and stakeholders can trust, and providing quality products and services consistent with our commitments and with our aim of becoming *America's Favorite Food Company.*

OWNERSHIP

Our people have a passion and drive for our business. In acting as owners, we strive for excellence in everything we do. Investing prudently in our future, we operate the company to increase the long-term value of ConAgra Foods for our customers, consumers and shareholders.

ACCOUNTABILITY

Taking personal responsibility for our tasks and results, we hold ourselves accountable for our successes and our mistakes. Always striving to be our competitive best, we are committed to helping the company meet its every challenge.



CUSTOMER FOCUS

Everything we do affects customers and consumers. The quality and value we deliver in our products and services need to lead to a customer- or consumer-perceived point of difference or preference. When customers prefer doing business with us and consumers trust their appetites to us, we all win.

OBJECTIVITY

As we strive to achieve operational excellence, and deliver outstanding products and superior service, we objectively measure ourselves in the ways our customers and consumers judge us, because we know this is the only way to meet and surpass their expectations.

TEAMWORK

We work together and help each other, because at the end of the day, we win—or lose—as one team, one company, one ConAgra Foods.

ConAgra Foods employs many people, each with his or her own personal values. Two of the values we must all share are integrity and a desire to have a good reputation. The reputation of ConAgra Foods is one of our most important assets. Each and every employee is important in protecting our reputation.

Our reputation makes a big difference in our relationships with customers, consumers, and suppliers, in the marketplace, and in the communities where we do business. We have a long-standing reputation for integrity, and we desire to maintain, protect and enhance our reputation.

We conduct our worldwide operations legally and ethically. We provide quality products and services to our consumers. We keep our word. We do the right thing because it is right. That has been our policy. That will continue to be our policy.

Personal responsibility is at the core of our Code of Conduct. We expect our employees to know right from wrong and to always choose right over wrong. Each employee has a responsibility to comply with our Code of Conduct. Our Code of Conduct also applies to our directors with respect to their director-related duties. Any waiver of this Code of Conduct for directors or executive officers may be made only by the Audit Committee of the Board of Directors.

One employee who does the wrong thing can severely damage the reputation of ConAgra Foods. This Code of Conduct was adopted by our Board of Directors and is intended to tell you what ConAgra Foods expects of you. This document will not answer every specific ethical or legal question, but it will guide you in making decisions. Uncertainties are bound to occur. In these situations, you should seek guidance from the people identified in this Code of Conduct. You should report unlawful conduct or unethical conduct that violates this Code of Conduct to the Business Standards Officer or the General Counsel.

Our Code of Conduct follows the standard set forth over the years in our annual reports:

"Ethics involves the point of view that suggests we live in a glass bowl, and we should feel comfortable with any actions we take, as if they were shared publicly."

Reporting and Administration

The overall administration of our Code of Conduct rests with our Business Standards Officer. Our Business Standards Officer is Owen Johnson, Executive Vice President, Organization and Administration and Corporate Secretary, who reports on the administration of our Code of Conduct to the Audit Committee of our Board of Directors.

Questions about our Code of Conduct should be directed to your immediate supervisor or your operating group officer with responsibility for the area of inquiry. You may also direct inquiries or reports of violations to the persons listed on this page and page 5.

ConAgra Foods will not tolerate any threats or acts of retaliation against an employee for any report made in good faith. We have long encouraged employees to report evidence of ethics violations and as we have stated in our annual reports:

"This is a commitment that each of us must undertake and not feel that it is a high-risk communication, but that it is expected and, indeed, an obligation."

Employees' reports of Code of Conduct violations will be kept confidential to the extent permitted by law and our ability to address specific concerns.

Reports of violations should supply detailed information to allow us to investigate and address the concern. In some instances, employees' names will be needed for us to properly investigate the matter. Some investigations may not allow for complete anonymity.

For employment and workplace safety matters, you may write, e-mail or call:

Pete Perez
Senior Vice President, Human Resources
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-5955
pete.perez@conagrafoods.com

For financial or accounting matters, you may write, e-mail or call:

Frank Sklarsky
Executive Vice President and Chief Financial Officer
(402) 595-4465, or

John Gehring
Senior Vice President and Controller
(402) 595-5381
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
frank.sklarsky@conagrafoods.com
john.gehring@conagrafoods.com

Any employee who has a complaint or concern about the company's accounting, internal accounting controls or auditing matters also may communicate such complaint or concern to the company's Audit Committee, which communications may be confidential or anonymous and may be submitted in writing to the special address published on the company's public Web site.

For matters relating to compliance with laws, you may write, e-mail or call:
Roger Wells
General Counsel, or
Leo Knowles
Assistant General Counsel
McGrath North Mullin & Kratz PC LLO
3700 First National Tower
Omaha, Nebraska 68102
(402) 341-3070
rwells@mnmk.com
lknowles@mnmk.com

You may always contact ConAgra Foods' Business Standards Officer by writing, e-mailing or calling:
Owen Johnson
Executive Vice President,
Organization and Administration and
Corporate Secretary
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-5315
owen.johnson@conagrafoods.com

Investigation of Reports

Supervisors should be readily accessible to employees who wish to report any unlawful or unethical conduct. Any person receiving an employee report of a violation of this Code of Conduct should notify the Business Standards Officer of the report. ConAgra Foods will investigate all employee reports of unlawful or unethical conduct. You are responsible for providing truthful information and cooperating fully in any investigation. Employees:

- Must not interfere with an investigation, such as by providing false, misleading or incomplete information, concealing information or encouraging others not to contribute to an investigation.
- Must not destroy or alter any information relevant to an investigation.
- Must not discuss any matter under investigation with any unauthorized person.

Corrective Action and Discipline

Violation of our Code of Conduct is a serious matter and may, in some circumstances, subject ConAgra Foods or the employee involved to civil liability or even criminal prosecution.

Employees who violate our Code of Conduct may be disciplined. Disciplinary action will be determined by operating group management and the Business Standards Officer or his designee based on the circumstances involved. Disciplinary action can include severe consequences, such as termination of employment, suspension from employment without pay, demotion, transfer, withholding of promotion and requiring reimbursement of damages caused.



Dealing With Our Fellow Employees

ConAgra Foods employs many people. Our success depends on the contributions of all the people we work with. We should be fair and respectful in our dealings with our fellow employees.

VALUING DIVERSITY

ConAgra Foods conducts business in a global environment reflecting the diversity among our employees, our customers, our consumers, our suppliers and vendors, our shareholders and our communities. We understand and appreciate the value that diversity contributes to our company and to the communities in which we live and work. Mutual respect among employees is a core value of ConAgra Foods and every employee has a responsibility to act accordingly.

EQUAL OPPORTUNITY EMPLOYMENT

Each ConAgra Foods manager and employee shall take whatever action is necessary to ensure that all applicants and employees are afforded an equal opportunity in employment without regard to race, age, color, religion, sex, national origin, disability, veteran status or other protected status covered by local or state law. Discrimination on the basis of these factors has no place at ConAgra Foods.

All managers and employees are charged with the responsibility of preventing or eliminating such abuses should they be found to exist. ConAgra Foods will ensure that only bona fide job-related requirements and procedures are used with regard to recruitment, employment, promotion, transfer, discipline including termination, compensation, benefits, demotion, layoff, training and educational programs.

PROHIBITION OF HARASSMENT

ConAgra Foods will not tolerate harassment of its employees by anyone, including managers, co-workers, vendors or customers of ConAgra Foods.

Harassment consists of unwelcome conduct, whether verbal, written or physical, that is based upon a person's protected status, such as sex, race, color, religion, national origin, age, disability, veteran status, or other protected status covered by local or state law. ConAgra Foods will not tolerate harassing conduct that affects tangible job benefits; that interferes unreasonably with an individual's work performance; or that creates an intimidating, hostile or offensive working environment.

Sexual harassment specifically is prohibited. Unwelcome sexual advances, requests for sexual favors, and other physical, written or verbal conduct based on sex, constitutes sexual harassment when: (1) submission to the conduct is an explicit or implicit term or condition of employment; (2) submission to or rejection of the conduct is used as the basis for an employment decision; or (3) the conduct has the purpose or effect of unreasonably interfering with an individual's work performance or creating an intimidating, hostile or offensive working environment.

WORKPLACE SAFETY

ConAgra Foods is committed to providing a safe work environment. Each employee is responsible for observing the safety rules and practices that apply to his or her job. Employees are also responsible for taking precautions necessary to protect themselves and their co-workers, including immediately reporting accidents, injuries and unsafe practices or conditions. Appropriate action will be taken to correct known unsafe practices or conditions.

ConAgra Foods will not tolerate any threatening or hostile behavior in the workplace. Employees must not engage in any assaults, hostile physical contact or intimidation, fighting, verbal threats or physical harm or violence, while on company property or on company business. Employees may not carry weapons on company property, while conducting company business, in company vehicles, or in personal vehicles when on company property or while conducting company business.

DRUGS AND ALCOHOL

Improper use of alcohol or drugs adversely affects job performance and can risk the safety of others.

ConAgra Foods employees may not work or report to work while impaired by alcohol, illegal drugs or controlled substances. Employees are prohibited from possessing, selling, using, distributing or offering to others any illegal drugs or controlled substances while on company business or on company premises. Employees may not consume alcohol at any time when it may impair the ability to perform job duties, endanger others, or reflect adversely on the reputation of ConAgra Foods or any of its employees.

Dealing With Our Consumers

ConAgra Foods has numerous brands recognized and respected throughout the world. Consumers buy our products because they trust the quality, value and safety of our products. We must conduct our business to preserve that trust.

PRODUCT QUALITY AND SAFETY

ConAgra Foods has established a reputation for wholesome, safe food products. Our reputation is built on significant research and development, and a commitment to utilizing the safest ingredients in the cleanest environments. All ConAgra Foods employees are responsible for continuing our tradition of safety, not only by compliance with all laws and good manufacturing practices, but also by following our company standards that, in many cases, go beyond the regulatory requirements.

Any deviations from these principles, or any threats, large or small, to the safety of our products, must be reported to the responsible quality assurance person at your operating group. Product tampering is illegal and a violation of our Code of Conduct.

We rely heavily on product innovation in order to set our products apart, to continue to improve their quality, and to enhance food safety. We believe in protecting our product and packaging innovations through the patent registration process. ConAgra Foods employees will also respect the patented processes or designs belonging to others.

ADVERTISING AND PACKAGING

ConAgra Foods prides itself on its stable of many famous brands. We are committed to promoting our brands in ways that enhance our reputation and educate consumers. Advertising, packaging and promotions must not misstate facts or provide misleading impressions.

Claims that favorably compare ConAgra Foods products with those of competitors shall be factual and based on prior adequate substantiation.

Dealing With Our Suppliers and Customers

ConAgra Foods has invested substantial time, effort and resources developing strong relationships with our suppliers and customers. Our business practices must preserve those relationships.

SELLING OUR PRODUCTS

ConAgra Foods sells its products aggressively and honestly. The marketing of our products is based on quality, brand recognition, fair pricing and promotional programs, and honest advertising practices.

You should not make false or misleading claims about a competitor's products. Offering or accepting bribes or kickbacks to secure business is unacceptable and, in many cases, illegal. Offering gifts or gratuities that are not reasonable complements to a business relationship is prohibited. Offering reasonable gifts and gratuities may be acceptable when dealing with non-government customers and must be approved by the president of your operating group.

PURCHASING FROM OUR SUPPLIERS

We receive fair and competitive prices and quality services from our suppliers by maintaining our objectivity and building supplier relationships based upon integrity and trust. You should select suppliers that are best able to meet ConAgra Foods' needs. Suppliers should be selected on the basis of objective information concerning such factors as quality, safety, value, best or lowest price, technical excellence, service reputation and production capacity.

Employees should be certain that personal or family relationships do not influence or appear to influence objective purchasing decisions. Employees should not accept any consideration or incentives or participate in any activity, such as a sponsored conference, social event or sporting activity, if doing so may improperly influence or appear to influence our business judgment. Acceptance of cash gifts is prohibited.

Certain ConAgra Foods employees are subject to annual reporting under our conflicts of interest policy. Employees with purchasing responsibilities should pay particular attention to the conflict of interest provisions dealing with acceptance of gifts or gratuities.

COMPETITIVE INFORMATION

Information about competitors, customers and suppliers is a valuable asset in the highly competitive markets in which ConAgra Foods operates. While it is entirely proper for ConAgra Foods to gather competitive information, we must do so properly. We can collect competitive information from public sources, published surveys, sources available to the general public and appropriate dealings with customers.

ConAgra Foods prohibits the misappropriation of a competitor's proprietary information, the inducing of disclosures by a competitor's past or present employees in violation of contractual commitments, and any improper agreements with competitors to exchange competitive information.

ANTITRUST

ConAgra Foods' policy is to comply with the antitrust laws of the jurisdictions in which we operate. The U.S. antitrust laws seek to preserve a free competitive economy in the United States. ConAgra Foods believes that the preservation of a competitive economy is essential to the public interest, to the interest of the business community in general, and to ConAgra Foods specifically.

The objective of promoting competition coincides with ConAgra Foods' belief in competing vigorously and legally in all areas of its operations. ConAgra Foods provides quality products and services and can, therefore, sell its products and services at competitive prices in compliance with the antitrust laws. Consequently, for both legal and business reasons, it is the obligation and responsibility of all ConAgra Foods employees to comply with the antitrust laws.

All employees must carry out the policy of ConAgra Foods to compete vigorously and legally in all areas of its business operations. All employees shall comply with the antitrust laws. For example, ConAgra Foods employees:

- Must not agree on or even discuss with competitors any matter involved in competition between ConAgra Foods and the competitor (such as sales price, credit terms, marketing strategies, market shares or sales policies) except in those instances where there is a bona fide purchase from or sale to a competitor or bona fide credit checks for commercially reasonable purposes.
- Must not agree with a competitor to restrict competition by fixing prices, allocating customers or territories or any other means.
- Must not agree with a supplier or customer on the minimum price at which a product will be resold.
- Must not sell a product below cost with the intent to harm a competitor.

No employee of ConAgra Foods has authority to engage in any conduct inconsistent with the antitrust laws, or to authorize, direct or condone such conduct by any other person.

Dealing With the Marketplace

Our reputation in the public marketplace is an important asset. We must use our assets and business information in a responsible manner and in the best interests of our stakeholders.

ACCOUNTING FOR BUSINESS TRANSACTIONS; BUSINESS RECORDS

The accurate recording of financial information is important to investors and to our business managers. Our business practices must be conducted with the highest standard of ethical behavior, and our transactions must be accurately and properly documented and accounted for.

Certain employees have job responsibility for accounting for business transactions and the preparation of accurate financial statements. The overall responsibility, however, extends to each and every employee. All of us must ensure that our business transactions are properly reflected on our books and records and that all transactions are documented in a manner consistent with their economic substance. Our commitment to the long-term success of ConAgra Foods is too important to sacrifice our reputation by resorting to unacceptable accounting practices.

Our policy applies to all records. You cannot make false claims on expense reports, falsify quality or safety results, record false sales or improperly record them early, understate or overstate assets or liabilities, or defer recording items that should be expensed. No entry may be made on the books and records of ConAgra Foods that intentionally hides or disguises the true nature of any transaction.

Our financial records must conform to Generally Accepted Accounting Principles (GAAP).

Questions concerning the propriety of an entry or process can be directed to your operating group senior financial officer or:

John Gehring
Senior Vice President and Controller
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-5381
john.gehring@conagrafoods.com

PROPER USE OF COMPANY ASSETS

Every employee has a responsibility to protect our assets against loss, theft and misuse. Our assets include cash, equipment, inventory and computer software, systems and other intellectual property. Our funds and property should only be used for the benefit of ConAgra Foods.

Theft, embezzlement or misappropriation of ConAgra Foods property by any employee is prohibited.

PROPER USE OF CONFIDENTIAL INFORMATION

ConAgra Foods has developed and continues to develop and use commercially valuable confidential and/or proprietary technical and nontechnical information. Our confidential information includes current marketing plans, our commodity market positions, grain trades and strategies, budgets, long-range strategic plans, product development, sales and price data, and certain customer, supplier and personnel information. Similarly, we respect the proprietary information of our competitors; any such information in your possession should not be disclosed or used in the course of your employment with ConAgra Foods.

You may not, directly or indirectly, disclose, or use for the benefit of any person, firm, corporation or other business organization or yourself, any of our confidential information.

CONFLICTS OF INTEREST

ConAgra Foods' policy on conflicts of interest is straightforward: You should not compete with ConAgra Foods and your business dealings on behalf of ConAgra Foods should not be influenced, or even appear to be influenced, by personal or family interests. Our policy on conflicts of interest identify several situations where potential conflicts may exist:

- All transactions by an employee of ConAgra Foods with ConAgra Foods or any of its affiliates must be at arm's length and at fair market prices. All exceptions must be fully disclosed and approved by the president of your operating group prior to its consummation.
- Gifts, gratuities or favors received from or offered by outsiders other than those of a nominal amount, that could be, in any way, construed to be related to your employment with ConAgra Foods, must be fully disclosed and approved by the president of your operating group. Employees whose responsibilities include selling, marketing, transportation, purchasing or leasing of any type for the account of ConAgra Foods need to exercise particular discretion to avoid a possible conflict of interest.
- Employees will not actively or passively participate in any way with competitors, suppliers, or customers' businesses, or use confidential ConAgra Foods information for personal gain. Any participation by an employee, whether as owner, shareholder, partner, employee, director or consultant with any competitor, supplier or customer's business, must be approved by the president of your operating group.
- All employees who have access to information concerning grain, grain products, meats, meat byproducts, or any other commodity markets should not be involved in trading in these markets – either cash or futures – for their personal accounts either directly or indirectly through partners or associates. Employees of the businesses engaged in such commodities are presumed to have access to such information. Employees who are involved in businesses noncompetitive with ConAgra Foods may engage in normal hedging practices.
- You should report to the president of your operating group any transaction (or series of transactions) with ConAgra Foods (or any of its subsidiaries), or with any supplier or customer of ConAgra Foods (or any of its subsidiaries) with whom you have dealings, involving you (or any relative or affiliated entity of yours) which involved $100 or more, other than normal purchases of products or services for personal or family use.

We require many of our employees to provide an annual report on potential conflict of interest matters. Falsifying a conflict of interest report is grounds for discipline.



INSIDE INFORMATION

Federal law prohibits insiders from trading securities while in possession of material nonpublic information. Any employee who is aware of material nonpublic information related to ConAgra Foods, or to firms with which ConAgra Foods is in confidential discussions, may not buy or sell common stock of ConAgra Foods or such other company. You may not disclose such information to any person outside ConAgra Foods until it has been made public. You should understand that you cannot "tip" others and that securities traded by your family members, household members or those with whom you have a close, personal relationship can, under some circumstances, result in legal liability to you.

Material information is any information that a reasonable investor would consider important in deciding whether to buy or sell common stock. This includes information about acquisitions and divestitures, new products or processes, earnings figures and trends, and important contracts or ventures. You should contact the Corporate Secretary's office if you have any questions concerning your buying or selling of ConAgra Foods common stock.

Many senior-level ConAgra Foods employees are subject to special rules on insider trading. These employees can only buy or sell ConAgra Foods common stock during limited periods following the release of quarterly or annual earnings information. We advise such employees when the "window" periods are open on a quarterly basis.

RESPONDING TO INQUIRIES

Federal law also restricts the manner by which ConAgra Foods releases material information to the media, security analysts and stockholders. ConAgra Foods has an obligation to accurately and completely convey all material facts when speaking publicly. In order to ensure that ConAgra Foods complies with its obligations, employees receiving inquiries regarding material company information or ConAgra Foods' position on public issues should refer the request to the Vice President of Investor Relations.

OUTSIDE EMPLOYMENT AND ACTIVITIES

As a ConAgra Foods employee, your primary obligation is to ConAgra Foods and its stockholders. You should avoid any activity or personal financial interest that could adversely affect the independence or objectivity of your judgment, interfere with the timely and effective performance of your duties and responsibilities, or that could discredit, embarrass or conflict with the best interests of ConAgra Foods.

If you are a salaried employee, you should obtain approval of your operating group president before involving yourself in outside employment or outside directorships.

No outside activity should involve the use of ConAgra Foods' name, trademarks, influence, assets, facilities or employees, unless expressly authorized or sponsored by ConAgra Foods.

Dealing With Our Communities and Governments

ConAgra Foods conducts business in many communities and with many governments throughout the world. We must be responsible citizens wherever we do business.

COMPLIANCE WITH LAWS

ConAgra Foods has a long-standing policy of compliance with all applicable laws and regulations. ConAgra Foods also emphasizes the moral and ethical conduct of business in all of our operations.

ConAgra Foods employees must comply with the laws applicable in the jurisdictions in which they operate. There may be uncertainty with respect to the scope and application of all of the laws in every jurisdiction. Compliance with our policy requires a good faith effort to satisfy the intent and purpose of the applicable laws, consistent with our policy of ethical and honest business dealings. Any employee who acquires knowledge of a violation of law, or who requires guidance on a matter of law, should consult with and be guided by the General Counsel's office.

ENVIRONMENTAL COMPLIANCE

ConAgra Foods is committed to minimizing the impact of our operations on the environment and incorporating proactive environmental initiatives into our daily business. Our employees must abide by all laws, regulations and company policies relating to the protection of the environment.

Our operations are subject to many federal, state and local environmental requirements. Some of our facilities have specific air, water and waste permits. Some facilities are required to periodically identify and report certain information such as chemical use and/or storage, air emissions and water discharges. The appropriate officer of your operating group must be notified of all spills and any actual or unresolved, unsafe or hazardous condition that poses a threat to the environment.

POLITICAL ACTIVITIES

ConAgra Foods employees are encouraged to take an active interest in political and government activities and to support principles, issues, parties or candidates of their own choice. Such activity must remain separate and distinct from employment with ConAgra Foods.

All ConAgra Foods employees must comply with campaign finance and ethics laws. Federal law and company policy prohibit the use of company funds, assets, services or facilities on behalf of a federal political party or candidate except under certain limited circumstances. ConAgra Foods is prohibited from compensating or reimbursing any employee or individual associated with the company, in any form, for a political contribution that the person has made.

State and local laws vary widely among jurisdictions.

Questions concerning the propriety of any political activity or political contribution should be addressed to:

Mike Walter
Senior Vice President, Economic and Commercial Affairs
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-4256
mike.walter@conagrafoods.com

FOREIGN CORRUPT PRACTICES ACT

The Foreign Corrupt Practices Act prohibits ConAgra Foods from directly or indirectly offering, promising to pay or authorizing the payment of money or anything of value to foreign government officials, parties or candidates for the purpose of influencing the acts or decisions of foreign officials. Certain minor payments to foreign government officials, made to expedite or secure the performance of routine governmental action, may not violate applicable laws.

The Foreign Corrupt Practices Act also requires ConAgra Foods to maintain accurate books, records and accounts, and to devise a system of internal accounting control sufficient to provide reasonable assurance that, among other things, our books and records fairly reflect, in reasonable detail, our transactions and dispositions of our assets.

ConAgra Foods' policies are fully consistent with this law. Any questions concerning compliance should be directed to the General Counsel's office.

GOVERNMENT INFORMATION REQUESTS

ConAgra Foods' policy is to cooperate with all reasonable requests concerning company operations from all government agencies. However, you must consult with the appropriate operating group or corporate representative (for example, operating group President, Executive Vice President of Organization and Administration or General Counsel's office) before responding to these requests, submitting to an interview, or allowing government officials access to company facilities, documents or personnel. You are entitled to know the authorization of the person seeking access or documents. You are also entitled to have counsel assist you in responding to government requests.

All information provided to government agencies should be truthful and accurate. You should never lie to any investigator and never alter or destroy documents or records in response to a government investigation.

INTERNATIONAL TRADE REGULATIONS

All ConAgra Foods employees must comply with the laws of the country in which they operate. You must also comply with United States laws and regulations applicable to the conduct of business outside the United States.

ConAgra Foods may not cooperate in any way with an unsanctioned foreign boycott of countries friendly to the United States. For example, certain Arab countries have blacklisted Israel and companies doing business with Israel. Any requests for information or action related to any illegal boycott should be communicated to the General Counsel's office.

United States law also restricts ConAgra Foods' ability to trade with certain foreign countries. ConAgra Foods must comply with these embargoes and trade restrictions. Actions which cannot be taken directly also may not be taken or arranged through third parties.

ConAgra Foods Inc.
One ConAgra Drive
Omaha, NE 68102-5001

To request additional copies of this brochure, please call (866) 275-4722.

ConAgra Foods



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CODE OF ETHICS FOR SENIOR CORPORATE OFFICERS

ConAgra Foods is committed to complete and accurate financial disclosure in compliance with applicable laws and regulations. This Code of Ethics is applicable to our chief executive officer and senior corporate financial officers. Our senior corporate officers are also subject to the provisions of our Code of Conduct which is applicable to all of ConAgra Foods' employees.

Our senior corporate officers to whom this Code of Ethics applies are our chief executive officer, chief financial officer, and controller.

Our senior corporate officers shall, in the performance of their duties for ConAgra Foods, to the best of the officers' knowledge and ability:

- Act with honesty and integrity, and ethically handle any actual or apparent conflicts of interest between personal and professional relationships.
- Disclose to the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a personal conflict of interest.
- Provide, or cause to be provided, full, fair, accurate, timely and understandable disclosure in reports and documents that ConAgra Foods files with, or submits to, the Securities and Exchange Commission and in other public communications made by ConAgra Foods.
- Comply with applicable government laws, rules and regulations.
- Maintain the confidentiality of information acquired in the course of the performance of his or her duties and not use such confidential information for personal advantage.
- Use, or cause to be used, all corporate assets entrusted to such officer in a responsible manner and in the best interests of ConAgra Foods.
- Promote, as appropriate, the provisions of ConAgra Foods' Code of Conduct relating to the reporting by employees of improper accounting or financial reporting without fear of retaliation.
- Promptly report any violations of this Code of Ethics to the Audit Committee, and promote the prompt reporting of violations of the company's Code of Conduct to the persons identified in that Code.

The Audit Committee shall determine, or designate appropriate persons to determine, remedial actions to be taken in the event of a violation of the Code of Ethics. Such actions shall be reasonably designed to deter wrongdoing and promote accountability for adherence to the Code of Ethics. The Board of Directors has full and discretionary authority to approve any amendment to this Code of Ethics for senior corporate officers; any such amendment shall be promptly disclosed as required by applicable law or regulation.

Stock Quote

Security
CAG (Common Stock)

Price	$26.93
Last Trade	May 19 2005 10:24AM EDT
Change	-0.39
Volume	317,100
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
All data delayed a minimum of 20 minutes.

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©2004 ConAgra Foods, Inc. All Rights Reserved.

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Crunch 'n Munch

AUDIT COMMITTEE CHARTER

Audit Committee Structure, Composition and Processes

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities by reviewing (1) the integrity of the financial statements of the Company, (2) the qualifications, independence and performance of the Company's independent auditors and internal auditing department, and (3) the compliance by the Company with legal and regulatory requirements.

The Committee shall be comprised of at least three directors appointed by the Board each of whom shall meet the independence and experience requirements of the New York Stock Exchange. At least one member of the Committee shall be a financial expert as defined by the Securities and Exchange Commission.

The Committee shall have the responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Committee shall make regular reports to the Board of Directors. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall meet at least four times a year, or more frequently as the Committee considers necessary. The Committee shall annually evaluate the Committee's performance.

The Committee's function is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the independent auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements. The Committee has the authority to conduct investigations within the scope of its responsibilities.

Independent Auditor Selection and Evaluation

- The Committee shall have sole authority to appoint the independent auditors (subject to stockholder approval). The independent auditor shall report directly to the Committee. The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting).
- The Committee shall evaluate the performance of the lead audit partner and of the independent auditors and, if appropriate, replace the independent auditors.

Proxy Statement Report

- The Committee shall meet to review and discuss the annual audited financial statements, including reviewing the specific disclosures made in management's discussion and analysis, with management and the independent auditors.
- The Committee shall discuss with the independent auditors certain matters regarding the conduct of the annual audit as required by Statement on Auditing Standards No. 61, such as significant audit adjustments and significant accounting policies.
- The Committee shall receive periodic reports from the independent auditors regarding the auditor's independence (including the disclosures required by Independence Standards Board Standard No. 1), discuss such reports with the auditors, and take appropriate action to oversee the independence of the auditors.
- The Committee shall determine whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.
- The Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Stock Quote

Security
CAG (Common Stock)

Price	$26.93
Last Trade	May 19 2005 10:24AM EDT
Change	-0.39
Volume	317,100
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
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Independent Auditor Oversight

- The Committee shall meet with the independent auditors prior to the annual audit to review the scope, planning and staffing of the audit.
- The Committee shall review with the independent auditors any significant problems or difficulties that the auditors may have encountered in connection with the audit, and review significant issues raised by the management letter provided by the auditors and the Company's response to those issues.
- The Committee shall (1) ensure the rotation of the lead audit partner and other audit partners as required by law, and (2) establish policies for the Company's hiring of employees or former employees of the independent auditor.

Internal Audit Oversight

- The Committee shall provide oversight of the Company's internal audit function, including reviewing reports on the organizational structure, budget, plans and results of internal audit activities and adequacy of the Company's internal controls.
- The Committee shall review the appointment and replacement of the senior internal auditing executive, and review significant issues identified by the internal auditing department.

Additional Audit Committee Action

- The Committee shall pre-approve all auditing services and permitted non-audit services to be performed by the independent auditor. The Committee may form and delegate authority to subcommittees consisting of one or more members the authority to grant such pre-approvals. The Committee shall consider whether the provision of permitted non-audit services is compatible with maintaining the independent auditor's independence.
- The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- The Committee shall discuss with management the Company's earnings press releases, including the use of any non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).
- The Committee shall meet to review and discuss the Company's quarterly financial statements, including reviewing the specific disclosures made in management's discussion and analysis, with management and the independent auditors.
- The Committee shall review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.
- The Committee shall, as it determines necessary to carry out its duties, obtain advice and assistance from outside legal, accounting, or other advisors. The Company shall provide funding for such Committee actions and for compensation of any external auditor engaged by the Committee and for ordinary administrative expenses of the Committee.

Reports to the Audit Committee

- The Committee shall review reports from the independent auditors on (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (3) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
- The Committee shall review a report from the independent auditor at least annually regarding (1) the independent auditor's internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (3) any steps taken by the independent auditor to deal with such issues, and (4) all relationships between the independent auditor and the Company.
- The Committee shall review reports from management and/or the independent auditor with respect to (1) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and (2) the effect of

regulatory and accounting initiatives on the financial statements of the Company.

- The Committee shall obtain reports from management, the Company's internal auditing department, the Company's independent auditors, and/or the Company's general counsel with respect to (1) the Company's policies and procedures regarding compliance with applicable laws and regulations, (2) compliance with the Company's Code of Conduct and the Company's Code of Ethics for Senior Corporate Officers, (3) the Company's processes for assessing and controlling significant financial risk exposures, and (4) the status of significant legal matters.
- The Committee shall meet separately, periodically, with the Chief Financial Officer and Controller, the senior internal auditing executive and the independent auditors. The Committee may request any member of management to attend a meeting of the Committee.

©2004 ConAgra Foods, Inc. All Rights Reserved.



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CORPORATE AFFAIRS COMMITTEE CHARTER

Purpose

The Corporate Affairs Committee is appointed by the Board of Directors to assist the Board by advising Company management on internal and external factors and relationships affecting the Company's image, reputation, objectives and strategies.

The Corporate Affairs Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Corporate Affairs Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Committee Membership

The Corporate Affairs Committee will be comprised of at least three directors. The members of the Corporate Affairs Committee will be appointed and replaced by the Board.

Committee Authority and Responsibilities

- The Committee will periodically meet with management of the Company to review internal and external factors and relationships affecting the Company's image, reputation, objectives and strategies, with a focus on economics, government, regulation, sustainable development, community affairs and stockholder relations.
- The Committee will make regular reports to the Board.
- The Committee will annually review its own performance.

Stock Quote

Security
CAG (Common Stock)

Price	$26.93
Last Trade	May 19 2005 10:24AM EDT
Change	-0.39
Volume	317,100
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
All data delayed a minimum of 20 minutes.

ConAgra Foods Web Sites

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ConAgra Foods



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Financial Q&A

Recent Financial News & Company Reports

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CORPORATE GOVERNANCE COMMITTEE CHARTER

Purpose

The Corporate Governance Committee is appointed by the Board of Directors to assist the Board by (1) considering and making recommendations to the Board concerning the appropriate size, functions and policies of the Board, (2) recommending to the Board the size and functions of the various committees of the Board, and (3) recommending to the Board corporate governance principles for the Company.

The Corporate Governance Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Corporate Governance Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Committee Membership

The Corporate Governance Committee will be comprised of at least three directors who shall meet the independence requirements established by the New York Stock Exchange. The members of the Corporate Governance Committee will be appointed and replaced by the Board.

Committee Authority and Responsibilities

- The Committee will recommend to the Board corporate governance principles and guidelines for the Company. The Committee will review and reassess the adequacy of the corporate governance principles and guidelines on an annual basis and recommend any proposed changes to the Board for approval.
- The Committee will coordinate an annual self-evaluation by the directors of the Board's performance. The Committee will receive comments from all directors with respect to the self-evaluation which will be discussed with the full Board on an annual basis.
- The Committee will make regular reports to the Board.
- The Committee will annually review its own performance.

Stock Quote

Security
CAG (Common Stock)

Price	$26.92
Last Trade	May 19 2005 10:27AM EDT
Change	-0.40
Volume	333,600
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
All data delayed a minimum of 20 minutes.

ConAgra Foods Web Sites

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"I want it to crunch."

Crunch 'n Munch

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HUMAN RESOURCES COMMITTEE CHARTER

Purpose

The Human Resources Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibilities relating to compensation of the Company's directors, executive officers and other significant employees. The Committee has responsibility for reviewing, evaluating and approving compensation plans, policies and programs for the Company's directors, executive officers and other significant employees.

The Human Resources Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Human Resources Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Committee Membership

The Human Resources Committee will be comprised of at least three directors who shall meet the independence requirements established by the New York Stock Exchange. The members of the Human Resources Committee will be appointed and replaced by the Board.

Committee Authority and Responsibilities

- The Committee will annually review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and together with the other independent directors, determine and approve the Chief Executive Officer's compensation levels.
- The Committee will periodically review and make recommendations to the Board with respect to the compensation of directors.
- The Committee will periodically review and make recommendations to the Board with respect to incentive compensation plans and equity based plans for executive officers and other significant employees, which plans shall be subject to stockholder approval as required by applicable law or regulation. The Committee will also review and approve employment agreements, severance agreements and any other compensation for executive officers and other significant employees.
- The Committee will have authority to retain any compensation consultant used to assist the Committee in performance of its functions.
- The Committee will prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.
- The Committee will make regular reports to the Board. The Committee will annually review its own performance.

Stock Quote

Security
CAG (Common Stock)

Price	$26.92
Last Trade	May 19 2005 10:27AM EDT
Change	-0.40
Volume	333,600
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
All data delayed a minimum of 20 minutes.

ConAgra Foods Web Sites

©2004 ConAgra Foods, Inc. All Rights Reserved.

ConAgra Foods



"I want it to crunch."

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NOMINATING COMMITTEE CHARTER

Purpose

The Nominating Committee is appointed by the Board of Directors to assist the Board by identifying qualified candidates for membership on the Board, proposing to the Board a slate of directors for election by the stockholders at each annual meeting, and proposing to the Board candidates to fill vacancies on the Board.

The Nominating Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Nominating Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Committee Membership

The Nominating Committee will be comprised of at least three directors who shall meet the independence requirements established by the New York Stock Exchange. The members of the Nominating Committee will be appointed and replaced by the Board.

Committee Authority and Responsibilities

- The Committee will consider the appropriate skills and characteristics required of Board members, including background, board skill needs, diversity and business experience. The Committee will review individuals with such qualifications as potential Board members and recommend qualified candidates to the Board.
- The Committee will have authority to retain any search firm used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms.
- The Committee will make regular reports to the Board.
- The Committee will annually review its own performance.

Stock Quote

Security
CAG (Common Stock)

Price	$26.92
Last Trade	May 19 2005 10:27AM EDT
Change	-0.40
Volume	333,600
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
All data delayed a minimum of 20 minutes.

ConAgra Foods Web Sites

©2004 ConAgra Foods, Inc. All Rights Reserved.

ConAgra Foods


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CONTACT THE AUDIT COMMITTEE

Any person who has a complaint or concern about ConAgra Foods' accounting, internal accounting controls or auditing matters may communicate such complaints or concerns to the Company's Audit Committee, which communications may be confidential or anonymous and may be submitted in writing to:

ConAgra Foods, Inc. Audit Committee
ConAgra Foods, Inc.
Box 1000
One ConAgra Drive
Omaha, Nebraska 68102

All complaints and concerns will be reviewed by the Vice President of Internal Audit, and by the General Counsel's office and the office of Organization and Administration and Corporate Secretary as appropriate.

The status of all outstanding complaints or concerns will be reported at each meeting of the Audit Committee. The Company's Code of Conduct prohibits any person from retaliating against an employee for any report made in good faith.

Stock Quote

Security
CAG (Common Stock)

Price	$26.92
Last Trade	May 19 2005 10:27AM EDT
Change	-0.40
Volume	333,600
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
All data delayed a minimum of 20 minutes.

ConAgra Foods Web Sites

©2004 ConAgra Foods, Inc. All Rights Reserved.

ConAgra Foods



"I want it to crunch."

Some documents are in PDF format and require the free Adobe Acrobat Reader. Click here to download.

CONTACT THE LEAD DIRECTOR

Interested parties may communicate with ConAgra Foods' Lead Director by writing to:

Lead Director of ConAgra Foods Board of Directors
ConAgra Foods, Inc.
Box 2000
One ConAgra Drive
Omaha, Nebraska 68102

All communications will be reviewed by the Executive Vice President of Organization and Administration and Corporate Secretary, and by the General Counsel's office and the Internal Audit office as appropriate.

The status of all communications will be reported to the Lead Director. The Company's Code of Conduct prohibits any person from retaliating against an employee for any report made in good faith.

Stock Quote

Security
CAG (Common Stock)

Price	$26.92
Last Trade	May 19 2005 10:27AM EDT
Change	-0.40
Volume	333,600
Day High	$27.10
Day Low	$26.80

Copyright ©2005 MarketWatch.com Inc.
All data delayed a minimum of 20 minutes.

ConAgra Foods Web Sites

©2004 ConAgra Foods, Inc. All Rights Reserved.

ConAgra Foods



"I want it to be fun."

Reddi wip

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OPPORTUNITIES

What sets ConAgra Foods apart from other companies is the ingenuity, drive and the focus of our employees. Across all levels and disciplines, our employees are encouraged to aggressively view the world as our customers and consumers view the world, take smart business risks, operate with integrity and full knowledge of the impact their decisions have on people and communities, and seek new ways of doing things. It is our people putting into practice this entrepreneurial spirit that allows ConAgra Foods to be one of America's favorite food companies.

more

INCLUSION

Building America's Favorite Food Company requires a diverse group of highly motivated people. We believe our workforce must reflect and understand consumers who use and enjoy ConAgra Foods products. ConAgra Foods is committed to maintaining a culture of inclusion which promotes the common values among our unique and diverse employee, customer, and consumer bases. ConAgra Foods managers are expected to act at all times in a manner that values diversity among all stakeholders: employees, customers, consumers, suppliers, investors, and the communities in which we operate and serve.

more

Better Ideas Build Better Brands

We're finding new ways to deliver on each brand's promise, taking a look at what each brings to the table and creating new competitive advantages from that insight.


Chef
BOYARDEE
BEEF

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ConAgra Foods



"I want no trans fat."

Fleischmann's

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CAREERS



What sets ConAgra Foods apart from other companies is the **Ingenuity, Drive** and the **Focus** of our employees. Across all levels and disciplines, our employees are encouraged to take risks and seek new ways of doing things. It is our people putting into practice this entrepreneurial spirit that allows ConAgra Foods to be one of America's most valued food companies.

Attracting the best talent to ConAgra Foods is just the beginning. We ensure that the environment they come into is challenging, and fosters teamwork and respect for the individual.

PROFESSIONAL DEVELOPMENT

ConAgra Foods strives to create an environment where new ideas can foster. We offer challenging work assignments in all disciplines and across all levels.

more

COLLEGE RELATIONS

Throughout the calendar year, we visit college campuses to seek out new talent. Check our Job Fair calendar regularly to find out where we'll be.

more

Whatever the Occasion

From a sit-down Sunday dinner to a quick bit out on the way to soccer practice, ConAgra Foods provides hungry people with some of their favorite foods. In fact, more than 95 percent of U.S. Households have products from ConAgra Foods.



TO REQUEST A COPY OF CONAGRA FOODS' CURRENT DIVERSITY REPORT TITLED, "BUILDING AN INCLUSIVE CULTURE AND A DIVERSE WORKFORCE":

- Click here to request a copy.
- Click here to download a copy.

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"I want no trans fat."

Fleischmann's

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PROFESSIONAL DEVELOPMENT

Our No. 1 job is to help our employees do their very best for our customers and consumers. To do that, we strive to create a working environment that encourages creativity and innovation. We encourage the free exchange of information within that environment so ideas naturally germinate and grow. We tap top talent and reap ready resources, mentors and coaches. And because we know the most meaningful learning comes from doing, we offer challenging work assignments in all disciplines and at all levels. With our online internal job posting process, promotional and rotational career opportunities are a simple mouse click away. And perhaps most importantly, we recognize and reward results.

ConAgra Foods additionally encourages and supports professional advancement through educational reimbursement programs, memberships in professional and industry associations, conference and seminar attendance and through programs offered at our own Learning Center. Located on the lakefront of ConAgra's beautiful campus in Omaha, Nebraska, the Learning Center provides a forum for the exchange of knowledge and information across the company. Last year, more than 10,000 ConAgrans attended conferences, seminars or strategic meetings in this facility.

At ConAgra Foods, personal growth doesn't end on the job. Our employees are encouraged to assume leadership roles within their communities and participate in a variety of organized volunteer activities, which the company sponsors or supports. As our "Feeding Children Better" initiative so clearly demonstrates, giving back to society is more than a buzzword at ConAgra Foods. It's a core value.


Fleischmann's
NO TRANS FAT
OLIVE

Individual Nutrition

In 2004, ConAgra Foods introduced several new products aligned with emerging nutritional trends: Fleischmann's Trans Fat Free Margarine, Ultragrain whole grain flours (with the nutritional benefits of whole grain, and the taste, texture and appearance of refined flours) and Hunt's Organic Tomatoes.

ConAgra Foods Web Sites

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Fleischmann's

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COLLEGE RELATIONS

If you're looking for hands-on experience before or after you graduate, ConAgra Foods is looking for you.

We're actively recruiting.
Look for ConAgra Foods on your campus or at area career fairs and find out what ConAgra Foods can offer you.

2004 Fall Recruiting Schedule

We offer:

- Experience with one of the world's largest and most successful food companies
- Hands-on experience in your field
- Professional development that builds on your college courses
- Broad exposure to business procedures
- Growth and leadership opportunities
- A great learning experience

We offer opportunities in:

- Business
- Marketing
- Customer Service
- Sales
- Accounting
- Finance
- Internal Audit
- Logistics
- Supply Chain
- Food Science
- Biology
- Production
- Milling

To apply for current openings, click here.



Any time, Every time

In response to the demand for food that can accommodate Americans' busy lives, ConAgra Foods has introduced a new line of Banquet Crock-Pot Classics for families on the go. They satisfy an unmet need for wholesome homemade meals families can eat any time because they can make them ahead of time.

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©2004 ConAgra Foods, Inc. All Rights Reserved.

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2004 Fall Recruiting Schedule

Colleges & Universities

**Please contact the school for specifics about our campus visits*

- Creighton University
- Iowa State University
- Kansas State University
- North Dakota State University
- Northwestern University - Kellogg School of Management
- Purdue University
- University of California - Los Angeles (UCLA)
- University of Chicago - Graduate School of Business
- University of Indiana
- University of Illinois Urbana-Champaign
- University of Nebraska - Omaha
- University of Nebraska - Lincoln
- University of Southern California (USC)
- University of Tennessee
- University of Texas - Austin
- University of Wisconsin

Organizations

**Please visit the organization website for more information*

American Indian Science & Engineering Society www.aises.org	Anchorage,AK
National Black MBA Association Conference www.nbmbaa.org	Houston,TX
National Hispanic Business Association Conference www.nhba.org	Austin,TX
National Society of Hispanic MBA's Conference www.nshmba.org	Ft.Worth,TX

ConAgra Foods



"I want no trans fat"

Fleischmann's

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APPLY NOW

If you're interested in helping us become America's favorite food company, we invite you to apply for any of our available positions.

To post your resume with ConAgra Foods' Human Resource team, click on the following links for:

All Omaha Based Jobs and All US Based Sales/IT Jobs

All Other US and International Jobs



Any time, Every time

In response to the demand for food that can accommodate Americans' busy lives, ConAgra Foods has introduced a new line of Banquet Crock-Pot Classics for families on the go. They satisfy an unmet need for wholesome homemade meals families can eat any time because they can make them ahead of time.

©2004 ConAgra Foods, Inc. All Rights Reserved.

ConAgra Foods



"I want no trans fat."

Fleischmann's

Benefits

College Relations

Professional Development

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View all current opportunities or search on specific criteria to find jobs that match your interests. If you do not find a job match today, and would like to have ConAgra Foods, Inc. send you an email when a position opens that matches your search criteria, follow these three simple steps to setup a Search Agent.

Search Agent Setup:

- On the Search Openings page, enter your search criteria.
- Hit search, then select the Save Agent button.
- Follow the prompts to complete the process.

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Operating Group Profiles
- *Corporate Offices*
- Deli
- Food Ingredients Company
- Foodservice Company
- Frozen Foods Group
- Grocery Foods Group
- International Group
- Refrigerated Foods Group
- Retail Products Company

Hungry?

You've come to the right place.

With leading brands and products in nearly every aisle of your grocery store and in many of your favorite restaurants, ConAgra Foods is uniquely positioned to set America's table at home and away.

Hungry for new opportunities?

You've come to the right company.

If you're seeking exceptional career opportunities and the chance to be part of a fast-paced, performance-driven team, this is the place for you. And, there's never been a better time to join.

TAKE A CLOSER LOOK

ConAgra Foods is one of North America's largest packaged food companies, serving consumer grocery as well as restaurant and foodservice establishments. Our portfolio includes a broad mix of favorite and familiar branded and value-added food products that, collectively, generate sales of several billion dollars annually. It's clear that ConAgra Foods understands how people eat.

Our popular consumer brands include Hunt's, Healthy Choice, Banquet, Armour, Louis Kemp, La Choy, Lunch Makers, Knott's Berry Farm, Wesson, Country Pride, Blue Bonnet, Kid Cuisine, Parkay, Reddi-wip, Marie Callender's, Cook's, Butterball, ACT II, Slim Jim, Eckrich, Chef Boyardee, Orville Redenbacher's, PAM, Snack Pack, Van Camp's, Peter Pan, Hebrew National, Gulden's, Pemmican, Armour Brown 'N Serve, Swiss Miss, and many others.

At ConAgra Foods, we also care about the communities in which we live and work.

- Our Feeding Children Better program is the largest corporate initiative in America dedicated to fighting child hunger. In conjunction with our partner, America's Second Harvest, Feeding Children Better has sponsored more than 100 Kids Cafes, where kids receive free, hot, nutritious meals in safe, nurturing after-school environments. Through a combination of refrigerated trucks and innovative software programs, Feeding Children Better overcomes logistical hurdles and transports donated food to where it's needed – faster, farther and cheaper. Feeding Children Better also sponsors a public service campaign that educates Americans about the silent epidemic of child hunger that exists in every community in the United States.
- And ConAgra Foods believes it's good business to conserve and protect the natural resources and environment in the communities in which we operate. It is this philosophy that drives our Sustainable Development program. Through the collective efforts of thousands of ConAgra Foods employees every year, environmental projects save water, reduce landfill waste, and cut electrical and natural gas use.

ConAgra Foods Quick Facts:

- Headquartered in America's Heartland in downtown Omaha, Nebraska, ConAgra Foods employs approximately 47,000 people and operates primarily from the North American Continent with an international presence.
- ConAgra Foods has a proud tradition of solid financial performance including a history of solid earnings and dividends. Fiscal 2003 marks the 28th year of consecutive dividend increases. (New York Stock Exchange symbol: CAG)

FOR MORE INFORMATION Visit our website at www.conagrafoods.com

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Operating Group, Job Function** and/or **State
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Diversity



at



ConAgra Foods







ConAgra Foods

December 2003

Table of Contents

Introduction

Toward a Culture of Inclusion

ConAgra Foods is on a journey to become America's Favorite Food Company. Whether it's improvements in operational efficiencies or reinvesting in our brands, we are working to accomplish this goal. Building America's Favorite Food Company requires another important element: a diverse group of highly motivated people. We believe our workforce must reflect and understand consumers who use and enjoy ConAgra Foods products.

A Word About Our Code of Conduct

ConAgra Foods maintains a company-wide Code of Conduct policy. The Code of Conduct is furnished to every employee and is posted on the company intranet. The Code of Conduct outlines ConAgra Foods' expectations of its employees – insisting on the highest standards of integrity and ethical behavior.

In addition, the policy encourages employees to report any behavior that violates the Code of Conduct. Employees may report such concerns to ConAgra Foods' Business Standards Officer; Senior Vice President, Human Resources; Senior Vice President and Controller; or the company's general counsel. The names, phone numbers and e-mail addresses of these individuals are listed in the Code of Conduct booklet.

About This Report

The focus of this report is to summarize the efforts ConAgra Foods is making to build, support and develop an inclusive culture, enabling people of all backgrounds to apply their skills and abilities for the benefit of our employees, customers, consumers and shareholders.

Our efforts to build a diverse workforce are reported in the following four categories:

Community Affairs and Philanthropic Giving	*Includes charitable giving through the ConAgra Foods Foundation in addition to active participation in local and national organizations in support of ConAgra Foods' workforce and community initiatives. Involvement includes corporate memberships and sponsorships, financial assistance, product donations and employee volunteers*
Recruiting & Hiring Efforts	*Incorporates all aspects of recruiting and hiring, as well as involvement in local and national organizations that support the advancement of a diverse workforce.*
Work/Life Initiatives	*Comprises activities and programs designed to help employees maintain a healthy balance between their work, personal and family lives.*
Training and Education Programs	*Encompasses all programs and activities that support the development of job skills and career advancement.*

Our Commitment

Corporate Leadership

Building an inclusive culture and a diverse workforce begins with a solid foundation based on a firm corporate commitment.

ConAgra Foods

Human Resources
One ConAgra Drive
Omaha, Nebraska 68102-5001

Pete Perez
Senior Vice President
Human Resources

CONAGRA FOODS LEADERSHIP STATEMENT ON DIVERSITY

At ConAgra Foods, we serve a very broad base of customers and consumers. To best serve them, we will create an organizational climate that promotes the values of the unique and diverse variety of our employee, customer and consumer base, to promote the values that we all have in common. We will support an organization that:

- Is supported by management policies that respond to the needs of a diverse workforce, is inclusive and enables the full contribution of every person in the organization.
- Reflects the full range of our characteristics in all jobs.
- Is responsive and sensitive to diversity among customers, consumers, suppliers and communities in which we work.
- Promotes a sense of social responsibility on issues of diversity.

Managers are expected to act at all times in a manner that values diversity among our employees and customers.

Pete Perez
Senior Vice President
Human Resources

Our Commitment

Reinforcing the company's drive for diversity, the Corporate* Equal Opportunity Employment Policy *is an inclusive document that represents the model for our business channels. The Senior Vice President of Human Resources is responsible for monitoring equal employment opportunity (EEO) at the corporate level. In each of our business channels, the respective Human Resources Vice President is responsible for monitoring and upholding EEO standards.

ConAgra Foods

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

TO: ALL EMPLOYEES

SUBJECT: EQUAL OPPORTUNITY EMPLOYMENT

This is to confirm my full support of ConAgra Foods' long-standing commitment to comply with the letter and spirit of the laws, executive orders and regulations on the subject of equal employment opportunity.

It is the responsibility of each ConAgra Foods manager and employee to take whatever affirmative action is necessary to ensure that all applicants and employees are treated equally in all phases of employment without regard to race, age, color, religion, sex, national origin, disability, veteran status or other protected status covered by local or state law. Discrimination or harassment on the basis of these factors has no place at ConAgra Foods. All managers and employees are charged with the responsibility of preventing or eliminating such abuses should they be found to exist. Affirmative actions will be used to ensure that only bona fide job-related requirements and procedures are used with regard to recruitment, employment, promotion, transfer and discipline, including termination, compensation, benefits, demotion, layoff, training and educational programs.

ConAgra Foods' Senior Vice President, Human Resources, has accountability for the development, implementation and periodic audit of ConAgra Foods' affirmative action programs for the Corporate Headquarters. The senior manager at each ConAgra Foods facility has similar responsibilities at the local facility level.

Bruce Rohde
Chairman and Chief Executive Officer

ConAgra Foods Channels

ConAgra Foods' business structure includes a framework of operating groups divided into specialized channels:

Packaged Foods

- **ConAgra Foods Retail Products**
- **ConAgra Foodservice**
- **ConAgra Foods Deli**

Food Ingredients

- **ConAgra Food Ingredients**

Within each segment are groups that manage their operations to provide a variety of products that add value for consumers and customers. In a global economy, "value" can have different meanings. A diverse workforce is essential to understanding our consumers and helping connect them with products they want and need. ConAgra Foods and each of its channels are dedicated to promoting diversity at ConAgra Foods as an integral part of its long-term success.

ConAgra Foods Corporate Headquarters

Leading the way toward an inclusive culture and a diverse workforce, Corporate Headquarters helps ensure equal employment opportunity (EEO) and facilitates affirmative action (AA) company-wide. The hiring of a *Director of Workforce Diversity* and a *Manager of Supplier Diversity* reflects ConAgra Foods' commitment to diversity in its organization.

ConAgra Foods Retail Products

Refrigerated Foods Group

ConAgra Foods Refrigerated Foods Group produces and markets processed prepared beef, pork, chicken, turkey and seafood products, as well as tablespreads, egg alternative products and dessert toppings for retail customers.

Many action-oriented programs and initiatives support our commitment to an inclusive working environment.

Grocery Foods Group

The Grocery Foods Group produces and markets shelf-stable canned and packaged foods, condiments and cooking products for retail customers. Its vigorous, planned employment practices encourage all employees to sustain a vital, productive and fulfilling work experience and optimize each employee's potential.

Snack Foods Group

You'll find favorite snack food brands from ConAgra Foods everywhere — from ballparks and racetracks to your own backyard. You know the Snack Foods Group as ACT II, Slim Jim, Orville Redenbacher's, Pemmican beef products, Penrose, Jiffy Pop popcorn, Andy Capp's corn and potato snacks, and DAVID seeds.

ConAgra Foods' Snack Foods Group is very proud of its commitment to diversity in our workplace. We are committed to affirmative action programs that will help us recruit, retain and promote qualified individuals. We also support local and national organizations to create community awareness and involvement.

Frozen Foods Group

ConAgra Foods' Frozen Foods Group produces and markets frozen entreés and side dishes for retail customers, including club stores and supercenters. The Frozen Foods Group produces and markets some of the nation's best-selling frozen food brands including Healthy Choice, Banquet, Marie Callender's, Kid Cuisine, Wolfgang Puck, Patio, La Choy and its newest brand, Life Choice.

International business includes brands such as: Pogo's, Del Maestro, Yin Yang and El Cazo Mexicano.

The efforts the Frozen Foods Group makes in its business practices confirms its dedication to utilizing the strengths of its diverse workforce.

Our Commitment

ConAgra Foodservice

ConAgra Foodservice

ConAgra Foodservice is a market leader in providing quality products and solutions to the foodservice industry, including restaurants, hotels, colleges, schools, and all other away-from-home eating establishments. We are the French fries at your favorite hamburger stand, the chocolate fudge on your banana split or the tomato sauce on your favorite pizza. ConAgra Foodservice has more than 20 production facilities and produces frozen foods, refrigerated foods, and shelf-stable foods in a wide variety of product categories to cover the foodservice menu.

ConAgra Foodservice is based in Omaha, Neb., but has offices and production facilities throughout North America. We are an energized, high-performance operating group that is growing our business while attracting top potential human talent to help us drive to success. ConAgra Foodservice seeks a diversity of knowledgeable, high-energy people to help us continue our leadership path.

ConAgra Foods Deli

ConAgra Foods Deli

ConAgra Foods Deli is a marketer of cheese, meat, poultry and other deli products under the Butterball, Eckrich, Healthy Choice, Armour, Hebrew National, County Line and Margherita brands.

Deli recognizes the need for an inclusive workforce and is committed to equal opportunity in its employment practices.

ConAgra Food Ingredients

ConAgra Food Ingredients 

ConAgra Food Ingredients (CFI) manufactures and distributes a variety of ingredients to food and beverage processors. Additionally, CFI markets bulk commodities throughout the world. Major businesses include grain processing, specialty food ingredients manufacturing, vegetable (onion and garlic) processing, barley malting, grain procurement and merchandising, food-related commodity trading and commodity services.

CFI supports the corporate commitment to a diverse workforce even when faced with unique industry challenges including low employee turnover and company operations located in rural, low-density geographical regions. We recognize and value the diversity that crosses all areas of differences in our people and cultures.

ConAgra Food Ingredients coordinates with ConAgra Foods Corporate in most initiatives.

Our Commitment

Working with organizations that promote diversity helps broaden our workforce and maintain an inclusive environment. At the same time, it allows ConAgra Foods to impact our communities in positive ways. Through memberships and sponsorships, financial and product donations and employee volunteers, we open doors to greater diversity at ConAgra Foods while helping leave the world a better place than we found it.



Corporate Headquarters

National Organization Affiliations

ConAgra Foods Corporate headquarters is active in a number of national organizations that support equal opportunity and diversity initiatives. Below are the major affiliations held by the corporation. Additionally, the ConAgra Foods Operating Groups actively support a number of local organizations throughout the United States. Those are listed later in this section.

Equal Employment Advisory Council (Washington, D.C.) – ConAgra Foods is a member company of this council dedicated to the development of programs and practices aimed toward the elimination of workplace discrimination.

Families and Work Institute, Employer Group (New York, N.Y.) – ConAgra Foods is a member of this group that addresses employment issues for lower-income workers.

National Business and Disability Council (Albertson, N.Y.) – ConAgra Foods takes part in this council that promotes the employment of people with disabilities.

Alliance for Work/Life Progress (AWLP) (Scottsdale, Ariz.) – ConAgra Foods is a member of this organization that promotes the development and advancement of work/life effectiveness.

National Hispanic Corporate Council – ConAgra Foods is a member and active participant in this organization which advocates increased opportunities for Hispanics in business and corporate America.

National Council of LaRaza (NCLR) (Washington, D.C.) – ConAgra Foods was a major sponsor of NCLR's National Conference in 2003.

Catalyst (New York) – ConAgra Foods participates in this organization that aids the advancement of women in business.

National Association of Black MBAs – ConAgra Foods actively participates at this organization's annual conference.

National Association of Hispanic MBAs ConAgra Foods actively participates at this organization's annual conference.

Industry Liaison Group (ILG) (National and Local) – ConAgra Foods is a founding member of the group in Omaha that works with the Department of Labor (OFCCP) and other companies to advance affirmative action programs.

Labor Policy Association (Washington, D.C.) – ConAgra Foods is part of this group that provides in-depth information, analysis and advocacy for national labor and employment policy to advance Human Resources goals and objectives.

Employment Policy Foundation (Washington, D.C.) – ConAgra Foods participates in this foundation that promotes constructive change in national employment policy.

Corporate Community Affairs & Philanthropic Giving

Corporate Community Affairs and the ConAgra Foods Foundation come together to support communities where our employees live and work. The company provides charitable contributions to hundreds of nonprofit organizations in the United States that support or work with a wide variety of the U.S. population. Through our Corporate Community Affairs initiative the company serves to establish long-term relationships with organizations that reflect our communities and our employee base, with a focus on diversity.

Community and Special Events Sponsorship – ConAgra Foods supports the following events through a mix of funding, in-kind contributions and participation:

National Council of LaRaza – Sponsorship and participation in this Latino organization's national conference.

SER Job for Progress – Participation and support of its national conference.

Disability Partnerships – ConAgra Foods has taken a leadership role in the establishment of a Business Leadership Network in Nebraska. This is an employer-led venture that seeks to promote best disability employment practices by encouraging employers to employ people with disabilities. ConAgra Foods has co-hosted local career fairs and educational seminars for the past two years to better prepare job-seekers and increase disability awareness among local employers.

Diversity In Action
Community Affairs and Philanthropic Giving

Community and Special Events Sponsorships continued...

Greater Omaha Tri-County Workforce – ConAgra Foods is active in this organization with an employee serving a two-year term as executive on loan, in the capacity of Director.

Martin Luther King Jr. Luncheon – celebrating the life of Dr. Martin Luther King Jr.

Urban League of Nebraska – support of the organization, select programs and its annual luncheon.

Omaha Chamber of Commerce Diversity Week – celebrating community diversity.

Institute for Career Advancement Needs (ICAN) Leadership Conference – training and educating women for leadership roles.

100 Black Men of Omaha Dinner – recognizing and supporting African American achievements in Omaha.

National Coalition of 100 Black Women of Omaha – chartering ceremony and Jewel Jackson McCabe Scholarship recognizing and supporting African American achievements in Omaha

Heartland Latino Leadership Conference – For the fourth year, ConAgra Foods was the main sponsor of this conference to promote Hispanic/Latino awareness in the community, professional growth opportunities and access to community service agencies in Nebraska and the upper Midwest.

Prejudice Elimination Workshop – educating high school students about prejudice.

National Association for the Advancement of Colored People (NAACP) "Freedom Fund" Dinner (corporate sponsor) – recognizing achievements at the annual NAACP Leadership and Training Conference for the Midwest region.

National Conference for Community and Justice (NCCJ) Walk As One Diversity Walk (corporate sponsor) – encouraging diversity in the Omaha/Council Bluffs community.

Brush Up Nebraska (corporate sponsor) – painting the homes of low-income people in south and north Omaha each year.

El Museo Latino – Hispanic Heritage Luncheon

Literacy Center of the Midlands

Partnership for Community Wellness – ConAgra Foods and the University of Nebraska Medical Center

Diversity In Action
Community Affairs and Philanthropic Giving

Community and Special Events Sponsorships continued...

Annual Governors Summit on Workforce Development – ConAgra Foods sponsored this organization's 4th annual conference.

American Dietetic Association/ConAgra Foods home food safety education program ("Home Food Safety...It's in Your Hands") – a major national public education program (with materials in both English and Spanish) and winner of a Chicago Skyline Award for multicultural programming.

Boys and Girls Clubs of Omaha – for positive programs for boys and girls, many of whom are minorities.

Boys and Girls Clubs of Bentonville, Ark. – for positive programs for boys and girls, many of whom are minorities.

Camp Fire Boys and Girls – for Niños en Acción (bilingual program for Hispanic children) and Action Pact (after-school mentoring program).

Consortium for Graduate Study in Management – an initiative that provides scholarships for minority students seeking graduate degrees in business management.

The ConAgra Foods Foundation focuses its resources in these areas: Arts and Culture; Civic and Community Betterment; Education; Health and Human Services; Hunger, Nutrition and Food Safety.

El Museo Latino – for exhibits and general operating expenses and class fees for children attending courses in art, dance, drama and music.

Executive Service Corps of Chicago – for volunteer executives working in low-income neighborhoods in Chicago.

Girls Inc. of Omaha – for positive programs for girls, most of whom are minorities.

Literacy Center of the Midlands – for literacy education for adults including special English-as-a-Second-Language classes for Spanish-speaking women.

Nebraska Food Bank Network – for general fund raising and development, an annual food drive and for hunger-relief efforts across Nebraska.

Nebraska Special Olympics – for athletic competition.

100 Black Men of Omaha – for activities directed toward positive role modeling.

Radio Talking Book Services – organization serving visually impaired Omaha, Neb., residents.

Community and Special Events Sponsorships continued...

United Negro College Fund – for African American students from Omaha attending historically black colleges.

University of San Diego – for the University's Children's Advocacy Institute.

Urban League of Nebraska – for a CBEN (ConAgra Foods Black Employees Network) scholarship and for general support and underwriting for a tour of historically black colleges for Omaha students.

Chicano Awareness Center – support for programs to educate Chicano youth and the general public about Latino culture.

Metropolitan Community College Foundation – community college scholarships for low-income students, many of whom are minorities.

Community Health Partners Foundation – support for a program in Lincoln, Neb., to identify and address unmet health needs, especially needs of ethnic and racial minorities.

All Our Kids Inc. – mentoring program for at-risk students, many of whom are minorities.

Big Brothers Big Sisters of the Midlands – mentoring program for single-parent children, many of whom are minorities.

Edmonson Youth Outreach – program offering various enrichment activities for youth, most of whom are minorities.

American Indian College Fund – support for child nutrition education programs at the nation's tribal colleges.

Teammates Mentoring Program – statewide mentoring program in Nebraska for young people, many of whom are minorities (as are many of the athlete/mentors).

One World Community Health Center – health care for low-income Indian and Chicano population in Omaha.

New Community Development Corporation – invests in housing developments that support neighborhoods and community revitalization efforts.

Diversity In Action
Community Affairs and Philanthropic Giving

ConAgra Foods Feeding Children Better Foundation – Funds "Feeding Children Better," the nation's largest corporate initiative dedicated solely to fighting childhood hunger in America. Accomplishments of Feeding Children Better include:

opening more than 130 Kids Cafes, after-school programs where kids can get free, nutritious meals, in low-income neighborhoods across the United States,

funding computerization across the national network of food banks to improve efficiencies in the charitable food distribution system,

buying trucks for more than 100 food banks, and

sponsoring a national public awareness campaign on the problem of U.S. child hunger in cooperation with the Ad Council – "Hunger. A choice no one should have to make."

Christ Child Center – Through this center's initiatives, hundreds of ConAgra Foods employees donate wrapped gifts during the holiday season to the low-income, at-risk children in north and south Omaha.

Habitat for Humanity – Along with financial gifts through the ConAgra Foods Foundation, ConAgra Foods employees volunteer to build homes in both north and south Omaha through this program. (ConAgra Foods also supported Habitat for Humanity projects this year in Jonesboro, Ark.; Newport, Tenn.; Kennewick, Wash., and Longmont, Colo.)

Boards of Directors in the Omaha Community – Omaha-based ConAgra Foods employees currently sit on the boards of numerous organizations:

• **Urban League of Nebraska** • **Indian Chicano Health Clinic** • **Children's Respite Care Center** • **Family In Action With Community Together** • **Human Resource of the Midlands-HRAM** • **Latina Resource Center** • **Literacy Center for the Midlands**	• **University of Nebraska Medical Center - South Omaha Community Care Council** • **Heartland Latino Leadership Conference** • **Juan Diego Center-Catholic Charities** • **American Cancer Society** • **Greater Omaha Chamber of Commerce** • **United Way of the Midlands**

Boards of Directors in the Omaha Community continued...

- Nebraska Food Bank Network
- Big Brothers and Big Sisters of the Midlands
- Salvation Army
- Organization for Community Inclusion (OCI)
- League of Human Dignity
- Camp Fire Girls and Boys
- Brush-Up Nebraska
- Girls Inc.
- Wellness Council of the Midlands
- Special Olympics
- YWCA
- Habitat for Humanity
- Junior Achievement of the Midlands
- Wesley House
- Boys & Girls Inc.
- Omaha Food Bank
- America's Second Harvest (national board)
- One World Community Health Center
- Board of Counselors UNMC
- Nebraska Association of Farm Workers (NAF-Multicultural Development Corporation)

ConAgra Foods Retail Products

Refrigerated Foods Group

Board Membership/Involvement – ConAgra Foods Refrigerated Foods Group and its business units have board representation or involvement in the following:

St. James, Minn.

- Rotary Club
- St. James High School
- St. James Chamber of Commerce
- Community Expo
- Taste of St. James

Downers Grove, Ill.

- Big Brothers Big Sisters – Downers Grove, Ill., and Junction City, Kan.
- GREATer Involvement Program

Board Membership/Involvement continued...

Jonesboro, Ark.

- Food Bank of Northeast Arkansas
- Arkansas Quality Award Examiner
- World Safety Organization
- Girl Scouts of Crowley Ridge
- Chamber of Commerce Education Committee
- WorkForce Training Consortium
- Safe Jonesboro Coalition
- Jonesboro Chamber of Commerce

Turners Falls, Mass.

- Food Bank of Western Massachusetts
- Four Rivers Federal Credit Union
- United Way of Franklin County
- Greenfield Community College Foundation
- Turners Falls Chamber of Commerce
- Workforce Investment Board
- The Brick House Community Resource Center
- Franklin County Community Development Corporation
- New England Learning Center for Women in Transition

Huntsville, Ark.

- Madison County Single Parent Scholarship Program
- Huntsville Chamber of Commerce
- Transitional Employee Assistance (TEA)

Lincoln, Neb.

- Nebraska State Employer Council
- Lincoln Chamber of Commerce
- American Heart Walk
- Lincoln Human Resource Management Association

Board Membership/Involvement continued...

Nevada, Ohio

- Health Trax Advisory Board (Bucyrus Community Hospital Med Center)
- Job Care (Wyandot Memorial Hospital)

Junction City, Kan.

- Human Relations Committee
- Junction City Chamber of Commerce
- Geary County Historical Society
- Kiwanis

Mason City, Iowa

- American Red Cross
- Mason City Chamber of Commerce
- North Iowa Diversity Appreciation Team
- Community Impact Study Task Force
- HR Association of North Iowa
- Citizens Police Academy
- Cerro Gordo County Community Response Team (CERT)
- New Iowans Committee

Carthage, Mo.

- Visioning Committee for Carthage, Missouri

Indianapolis, Ind.

- Martin Luther King Jr. Community Service Center
- Concord Center
- Indianapolis Chamber of Commerce

Queenstown, Md.

- Workforce Investment Board
- Youth Council

St. Charles, Ill.

- Local Emergency Planning Committee
- Boy Scouts of America
- St. Charles Chamber of Commerce

Diversity In Action
Community Affairs and Philanthropic Giving

Board Membership/Involvement continued...

Britt, Iowa

- **Britt and Garner, Iowa, Chambers of Commerce**
- **Human Resource Association of North Iowa**
- **Local Emergency Planning Committee**
- **North Iowa Comp Club**

Quincy, Mich.

- **Quincy Chamber of Commerce**

Financial/Product/Volunteer Support – ConAgra Foods Refrigerated Foods Group and its business units make cash and product donations and supply volunteers to the following organizations:

Kansas City, Kan.

- **Safehome shelter for battered women**
- **Gillis Center community orphanage for abandoned and abused children**
- **Guadalupe Center community agency for Hispanic immigrant**

Carthage, Mo.

- **Maple Leaf Festival**

Nevada, Ohio

- **MDA lock up**
- **Fire department fund raisers**
- **Kidney and other medical fund-raisers**
- **Salvation Army**
- **Boy Scouts of America**
- **United Way**
- **Red Cross**
- **Pheasants Forever**

Jericho, N.Y.

- **Everybody Wins NYC Reading Program – National Foods**

Financial/Product/Volunteer Support continued...

Kansas City, Mo.

- Little Sisters of the Poor
- The Joshua Center
- Grandview Assistance Program

St. Charles, Ill.

- Newspapers in Education Program
- Feeding Children Better Food Drive
- Friends of the Fox River Environmental Organization
- Tri-City Family Services

Junction City, Kan.

- Open Door
- National Child Safety Council
- Juneteenth Junction City Celebration
- Early Childhood Development – HeadStart
- Future Industrial Leaders of America
- Multicultural Festival
- Geary County Emergency Management
- Junction City Boys & Girls Club
- Optimist Club
- Junction City Police Department
- Many local churches and Children's Sports Associations
- Geary County Health Council
- Economic Development Commission
- Sundown Salute
- Gear Up II Program – Kansas State
- Multiple Sclerosis Foundation
- Big Brothers Big Sisters
- Vietnam Veterans of America
- American Legion Junction City Fire Department
- DNA Life Print – Child Safety Safari
- Unified School District 475
- Girl Scouts of America
- United Way
- Red Cross
- American Cancer Society Relay For Life

Diversity In Action
Community Affairs and Philanthropic Giving

Financial/Product/Volunteer Support continued...

Lincoln, Neb.

- DARE Program
- County Fair (food events)

St. James, Minn.

- Habitat for Humanity (housing for low income families)
- St. James Ambulance Service
- St. James Fire Department
- Watonwan Memorial Hospital
- American Cancer Society Relay For Life

Britt, Iowa

- Ducks Unlimited
- Britt/Wesley Iowa Fire Departments
- Britt Draft Horse Show
- ConAgra Foods Community Service Awards
- Britt Ambulance Service
- Woden Fire Department
- Youth Sports (through parks and recreation departments)
- Drug Awareness Program (for the area youth through Hancock County Sheriff Department)
- Vietnam Veterans of America
- Local Community Donations (church group, food banks, and community events)
- 4 Local District Schools (after prom parties)
- Boy Scouts of America
- 4-H
- Girl Scouts of America
- United Way
- American Cancer Society Relay For Life
- Spina Bifida
- Pheasants Forever

Downers Grove, Ill.

- Big Brothers Big Sisters
- Special Olympics
- Junior Achievement Program
- Mentoring Program

Financial/Product/Volunteer Support continued...

Mason City, Iowa

- Mason City Youth Task Force
- Community Kitchen
- Hawkeye Harvest Food Bank
- Salvation Army Kettle Drive
- March of Dimes
- United Way

Indianapolis, Ind.

- Feeding Children Better Food Drive
- United Way

Turners Falls, Mass.

- United Way
- Feeding Children Better Food Drive
- American Cancer Society Relay For Life

Jonesboro, Ark.

- DARE Program
- Safe Jonesboro Coalition Smoke Detector Installation, Child Seat Clinics
- Arkansas Children's Hospital
- Girls Scouts of Crowley Ridge
- Women in Technology
- Boy Scouts of America
- 5K Industrial Run Sponsor
- City Ministries
- Chamber of Commerce Business Exposition
- Habitat for Humanity Framing Day
- United Way
- American Red Cross Mash Bash Blood Drive and Quarterly on-site blood drives
- Jonesboro Parks and Recreation Youth Football League
- American Cancer Society Relay For Life
- American Cancer Society
- Daffodil Days

Queenstown, Md.

- American Cancer Society Relay For Life

Financial/Product/Volunteer Support continued...

Turners Falls, Mass.

- **Towns of Gil and Greenfield, Mass., reading Programs**
- **AIDS Project of Southern Vt.**
- **Franklin County Home Care Meals on Wheels Program**
- **Brick House Community Resource Center**
- **Community Coalition for Teens**
- **Greenfield Community College Foundation**
- **Western Mass Food Bank**

Grocery Foods Group

Board Membership/Involvement – ConAgra Foods Grocery Foods Group participates on the boards and/or other committees for various organizations:

- **Court Appointed Special Advocates (CASA)**
- **Susan G. Komen Foundation – Race For The Cure**
- **Dayle McIntosh Center for the Disabled**
- **Olive Crest Treatment Centers for Abused and Neglected Children**
- **Orangewood Shelter for Neglected and Abused Children, City of Orange**
- **Red Cross**
- **Corporate Advisory Board of the National Society of Hispanic MBAs**
- **Vermilion Advantage**
- **Staples Motley Area Chamber of Commerce**
- **Pediatric Cancer Research Foundation**
- **America's Second Harvest Food Bank of Orange County**
- **United Way**
- **Anaheim Family YMCA**
- **Orange County Human Relations Partners**
- **School-to-Work Partnership Committee – Motley, Minn.**
- **Orange County Homeless Issues Task Force**
- **Brainerd Area Human Resources Association**
- **Humboldt Chamber of Commerce**
- **Santa Fe Springs Chamber of Commerce**

Diversity In Action
Community Affairs and Philanthropic Giving

Financial/Product/Volunteer Support – Several Grocery Foods Group locations support more than 85 organizations with cash and/or product contributions and volunteers:

- **Irvine, Calif.**
- **Archbold, Ohio**
- **Ft. Worth, Texas**
- **Helm, Calif.**
- **Humboldt, Tenn.**
- **Lakeville, Minn.**
- **Memphis, Tenn.**
- **Menomonie, Wis.**
- **Milton, Pa.**
- **Newport, Tenn.**
- **Oakdale, Calif.**
- **Placentia, Calif.**
- **Rossford, Ohio**
- **Rossville, Ill.**
- **Sylvester, Ga.**
- **Trenton, Mo.**
- **Waterloo, Iowa**

Snack Foods Group

United Way Agencies – Many of the Snack Foods locations participate in the annual United Way campaigns for employees. The Snack Foods Group provides annual corporate contributions that assist many local community agencies.

Product Donations – Product is given to a variety of non-profit organizations for special events such as festivals, cookouts, etc.

Food Banks – The Snack Foods Group and its business units provide donations to local food banks.

Snack Foods Group is active in the Minneapolis Rehab Center Job Advisory Council providing training and interviewing skills for people recovering from major accidents, illnesses or other life-changing events.

Monetary Donations – Snack Foods Group and its business units provide support with monetary contributions. Listed are some of the organizations:

- **Children's Hospital**
- **Junior Achievement**
- **American Diabetes Assoc.**
- **Minnesota AIDS Project**
- **Washburn Child Guidance**
- **Hmong American Partnership**
- **Opportunity Partners**
- **Minneapolis Crisis Centers**
- **Special Olympics**
- **Women Venture**
- **Asian Christians Together**
- **Jacob Wetterling Foundation**
- **Battered Women Groups**

Environmental Organizations – Snack Foods Group and its business units support various environmental organizations such as Dodge Nature Center, Iowa Natural Heritage and the Nature Conservatory.

Board Representation – Snack Foods Group is active in a variety of organizations, including:

Minneapolis Rehab Center – Minneapolis, Minn.

Employers Association – Minneapolis, Minn.

Junior Achievement – Minneapolis, Minn.

Minneapolis Advisory Council – Minneapolis, Minn.

United Way – Minnesota, Iowa, Ohio, California, Pennsylvania, North Carolina, Indiana, Missouri, Nebraska.

Kiwanis – Various locations

Rotary Club – Various locations

Chamber of Commerce – Various locations

Co-Pack Relationship – Our San Jose facility has a co-pack agreement with Hope Rehabilitation Centers. These centers provide jobs for mentally and physically challenged individuals.

Frozen Foods Group

Attend monthly Diversity Meeting at Chamber of Commerce.

Attend monthly HRAM (Human Resource Association of the Midlands) meetings.

Member of SHRM (Society for Human Resource Management).

Member of ASTD (American Society for Training and Development).

Attend SHRM Conference annually (Orlando, Fla.)

NCCJ "Walk As One" – Employees participated in the annual program.

Brush-Up Nebraska Paint-A-Thon – Employees participated in this community project.

NAACP Scholarship Awards Luncheon – Attended and sponsored students from the community.

Diversity In Action
Community Affairs and Philanthropic Giving

Participation in the United Way

Board of Directors and Financial Sponsorship – The Frozen Foods Group makes financial contributions and/or serves on the boards of several organizations:

Omaha, Neb.

- **Butler Gast YMCA**
- **Salvation Army**

Marshall, Mo.

- **Lighthouse Shelter (for battered women and children)**
- **Salt Fork YMCA**
- **National Fire Safety (Marshall Fire Department)**
- **Marshall Baseball Commission**
- **Local Softball and Bowling Teams**
- **American Heart Association, Saline County Heart Walk**
- **Marshall Boy Scout Troup 45**
- **March of Dimes**
- **Marshall Food Pantry**
- **NAACP Mar-Saline Branch**
- **United Way of Saline County**

Russellville, Ark.

- **United Way**
- **Main Street Mission**
- **ESD and WAGE State Offices**
- **Pottsville School Athletics**
- **Dover School Athletics**
- **Yell County Senior Center**
- **Local Softball and Basketball Teams**
- **Arkansas Tech University – Women's Fastpitch Softball**
- **March of Dimes**
- **American Cancer Society, Cancer Walk**
- **American Heart Association Heart Walk**
- **Main Street Mission, Food Bank**
- **Arkansas Food Bank**
- **Kids Cafe, Little Rock**
- **Battered Women's Shelter**
- **Arkansas River Valley Art Center**

Sidney, Ohio

- **United Way Bronze Award donation**
- **Eddison College Scholarship Foundation**
- **Wilson Memorial Hospital Women's Center**
- **Big Sisters Organization (sponsorship to attend the Shelby County Fair)**

Board of Directors and Financial Sponsorship continued...

Macon, Mo.

- **Long Branch Area YMCA**

Batesville, Ark.

- **March of Dimes**
- **University of Arkansas Community College Summer Camp (providing scholarships for kids)**
- **Independent Colleges and Universities of Arkansas**
- **Olde Independence County Regional Museum**
- **American Heart Association**
- **White River Areas Agency on Aging**
- **Industry and Community Coalition**
- **Children of Northcentral Arkansas Childcare Agency**
- **Arkansas Sheriffs Boys and Girls Ranch**
- **American Legion Baseball Program – Batesville, Ark.**
- **Christmas Brings Hope**
- **Independence County Youth Athletic Association**
- **Martin Luther King Jr. Memorial Scholarship**
- **Batesville Hometown Wellness Coalition**
- **United Way**

Kid's Enterprise – Batesville, Ark., works with this Welfare-to-Work program to recruit new associates.

Community and Special Events Sponsorship – Council Bluffs, Iowa, supports the following organizations:

Hispanic Heritage Month

El Museo Latino

New Mexican Council Office

Community and Special Events Sponsorship – Troy, Ohio, supports the following organizations:

American Heart Association American Heart Walk – Silver Sponsor

Partners in Hope

Big Brothers/Big Sisters Bowl-a-thon

Lunch Buddies

Troy Strawberry Festival

ConAgra Foodservice

ConAgra Foodservice

Hispanic Academic Achievers Program – The ConAgra Foods Kennewick, Wash., office makes regular contributions to this organization. Hispanic Academic Achievers Program supports and encourages continuing education for minority high school students.

Afro-Americans for an Academic Society – The Kennewick, Wash., office makes regular contributions to this organization that supports and encourages continuing education for minority high school students.

Various ConAgra Foodservice facilities have active representation in local service clubs, such as Rotary, Lions and Kiwanis. These clubs provide scholarships for needy, deserving students, as well as meet other community needs.

Hispanic Adult and Girls' Soccer Teams – The Boardman, Ore., ConAgra Foods plant provides funding for a local Hispanic Adult Soccer Team as well as a local Girls' Soccer Team.

Rural Minnesota CEP (Concentrated Employment Program) Workforce Council – This is a state program designed to help find jobs for individuals who have difficulty finding employment or have been receiving governmental assistance. Specialty Potato Products/RDO Frozen in Park Rapids, Minn., has a manager who has been on this board of directors for three years.

Community Women's Club – The Boardman, Ore., ConAgra Foods plant contributes to this women's service club.

Cinco de Mayo – The ConAgra Foods plant in Boardman, Ore., is a major sponsor of the local Cinco de Mayo Festival, held annually.

Habitat for Humanity – The ConAgra Foods Kennewick, Wash., office, as well as Singleton Seafoods assist with the construction of low-income housing.

United Way Agencies – Many of the ConAgra Foods facilities participate in the annual United Way campaigns for employees. ConAgra Foods also provides an annual corporate contribution that assists many local community agencies.

Diversity In Action
Community Affairs and Philanthropic Giving

Local Missions – ConAgra Foods provides product and cash donations to

South Central (Idaho) Community Action Agency – Plant management staff assisted with wrapping Christmas presents and filling gift boxes for the homeless.

The Gospel Mission – Pasco, Wash.

The Agape House – Boardman and Hermiston, Ore.

America's Second Harvest – Product donations are made to assist low-income families.

Columbia Industries – ConAgra Foods' office in Kennewick, Wash., gives financial support to this organization that promotes the advancement of women and people with disabilities. Columbia Industries employs people with disabilities in its Packaging Services Division. We have used this service for re-packaging of mislabeled products whenever necessary. This allows workers with disabilities excellent, closely supervised employment, while providing a needed service for ConAgra Foods.

Board Membership/Involvement – ConAgra Foodservice and its business units have board representation or involvement in the following:

Lufkin, Texas

- **Society for Human Resource Management/Pineywoods Chapter**
- **First Alert local emergency Planning Committee**
- **Lufkin Chamber of Commerce**
- **Angelina Rotary Club**
- **Drug Free Business Partnership/Angelina County**
- **Board of Economic Development**
- **American Red Cross**
- **Human Resource Roundtable**

Hastings, Neb.

- **Economic Development**
- **Whoopers and Hoopers**
- **LEPC**
- **Grow Hastings**

Weston, Ore.

- **Weston City Council**

Diversity In Action
Community Affairs and Philanthropic Giving

Board Membership/Involvement continued...

Holly Ridge, N.C.

- Emergency Planning Board
- United Way

Longmont, Colo.

- New Community Food Share Program
- Community Food Share Program
- Longmont Economic Council
- Salud Medical Economic Council
- Longmont Chamber of Commerce
- Human Resource Roundtable

Connell, Wash.

- Connell City Council
-

Tri Cities, Wash.

- Tri City Area Chamber of Commerce
- United Way Benton/Franklin Counties

Boardman, Ore.

- Boardman Chamber of Commerce
-

Kennewick, Wash.

- Junior Achievement
-

Hermiston, Ore.

- City of Hermiston Planning Commission
-

Various Locations

- ARTEC (schools that work)
- Boys and Girls Club
- Habitat for Humanity
- Ike Kestler Save House
- Rural Minnesota Concentrated Employment Program Workforce Council
- South Central (Idaho) Community Action
- Good Shepherd Hospital Foundation
- Idaho Industry Liaison Group
- Morrow County Head Start
- Policy/Community Council

Diversity In Action
Community Affairs and Philanthropic Giving

Financial/Product/Volunteer Support – ConAgra Foodservice and its business units make cash and product donations and supply volunteers to the following organizations:

Lufkin, Texas

- **American Cancer Society**
- **Hispanic Day**
- **Do-Dat BBQ**
- **Civic Group Playground Assembly Program**
- **East Texas Food Bank (local branch of Second Harvest)**
- **Angelina County Rodeo**
- **County High Schools-Project Celebration (alcohol and drug free celebrations)**
- **Drug-free Business Task Force-All Star Scholarships**
- **"Hooked on Fishing" drug prevention program for kids**
- **Daffodil Days**

Hastings Neb.

- **Local School Athletic programs and fund-raisers**
- **Catholic Social Services**

Longmont, Colo.

- **Junior Achievement Program**
- **Community Food Share**
- **Hispanic Education Foundation**
- **28th Annual Turkey Trot (City of Longmont Recreational fund-raising for scholarship)**
- **4-H Poultry/Turkey Grand Prize (college scholarship)**
- **Newspapers In Education Program**
- **Community Shares**
- **Rocky Mountain Wildlife Conservation**
- **Business Connections with the St. Vrain School District**
- **From the ConAgra Foundation – $10,000 for Habitat for Humanity(received notification 10/2)**
- **United Way**
- **Read Across America**

ConAgra Foods Deli

ConAgra Foods Deli

Board Representation – ConAgra Foods Deli sponsors and/or has board representation in numerous organizations:

ConAgra Foods' Feeding Children Better Program

Boy Scouts of America

The Food Industry Crusade Against Hunger – Moonachie, N.J.

Make A Wish Foundation – Moonachie, N.J.

The September 11th Fund – Moonachie, N.J.

Mid-town Education Foundation of Chicago – Downers Grove, Ill.

PADS

Hesset House

Mater Dei High School Board

Junior Achievement – Downers Grove, in conjunction with Refrigerated Food Group's Downers Grove headquarters, volunteer in elementary school classrooms along with providing whole school sponsorship.

Product donations are given to a variety of non-profit organizations for special events such as festivals, cookouts, etc.

Habitat for Humanity – Deli employees volunteer to build homes in Chicagoland suburbs.

Walk for Hope to Cure Breast Cancer – Deli employees participated in this event in the Chicagoland area.

Monthly Denim Day – With money collected from this monthly event, ConAgra Foods' Downers Grove and Brookfield offices have made donations to the following organizations:

- **Best Buddies**
- **March of Dimes**
- **Wilm's Tumor**
- **Eagles Fly**
- **Paige Nicole White Pediatric Cancer Foundation**
- **Cure Autism Now**
- **PADS**
- **Habitat for Humanity**
- **Midtown Educational Foundation**
- **Little Friends**
- **Special Camps for Special Citizens**

ConAgra Food Ingredients

ConAgra Food Ingredients

Corporate Memberships – CFI has corporate memberships with the following human resources groups:

Society of Human Resource Management (SHRM)

Human Resources Association of the Midlands (HRAM)

World at Work

American Society of Training and Development

YWCA/Omaha

Institute of Food Technologists

Carol Stream Illinois Chamber of Commerce

Illinois Chamber of Commerce

Food Banks – CFI employees donate non-perishable food items to local food banks.

Feeding Children Better – CFI employees support the ConAgra Foods Kids Cafe initiative.

United Way of the Midlands – CFI employees generously participate in the annual drive.

Diversity In Action
Community Affairs and Philanthropic Giving

Brush-up Nebraska – CFI participates in the annual program to paint and repair the home of elderly, fixed-income homeowners.

NCCJ – CFI employees participate in encouraging diversity in the Omaha/Council Bluffs community.

Habitat For Humanity – CFI employees actively participate in building homes for low-income families in the area.

Salvation Army's Back To School – CFI employees donate school supplies and back packs for children of limited means.

Literacy Council – CFI employees are generous in their contribution of books for children.

ConAgra Foods Black Employees Network (CBEN) – This internal network of employees is involved in numerous company- and community-related projects and dedicated to the professional growth and development of its members in a diverse workforce.

Habitat for Humanity – Along with financial gifts through the ConAgra Foods Foundation, hundreds of ConAgra Foods employees volunteer to build homes in both north and south Omaha through this program.

Community and Special Events Sponsorship – CFI supports the following events:

- **Martin Luther King Jr. Luncheon** – celebrating the life of Dr. Martin Luther King Jr.
- **Urban League Awards Luncheon** – recognizing Omaha companies demonstrating a commitment to diversity.
- **Omaha Chamber of Commerce Diversity Week** – celebrating community diversity.
- **Brush-up Nebraska (corporate sponsor)** – painting the homes of low-income people in south and north Omaha each year.

Diversity In Action
Community Affairs and Philanthropic Giving

Attracting talented individuals from all backgrounds requires aggressive recruiting from a variety of sources. From attending college career fairs to posting jobs on Internet Web sites, ConAgra Foods finds the best and brightest candidates to join its team.



Corporate Headquarters

Internet and intranet Web sites – ConAgra Foods uses many online resources to recruit and hire a diverse workforce:

> **Conagrafoods.com (www.conagrafoods.com) –** reflects the uniqueness of ConAgra Foods and highlights certain work/life programs to attract women and people of color.
>
> **ConAgra Foods intranet site –** includes on-line resources for managers and employees.
>
> **ConAgraCareers.com (www.ConAgraCareers.com) –** provides an internal job posting board that encourages internal movement for women and people of color.

Employmentfirst.org (www.employmentfirst.org) – This statewide Web site was co-developed by ConAgra Foods and provides information to employers and job seekers who may face barriers to employment.

Careerlink.org (www.careerlink.org) – ConAgra Foods posts job openings on this site, sponsored by the Greater Omaha Chamber of Commerce.

Monster.com (www.monster.com) – ConAgra Foods posts job openings on this worldwide job search and career enhancement site and utilizes its diversity network to reach targeted African American and Hispanic communities as well as sites that cater to women and other minority groups.

Recruitment Video – ConAgra Foods produced this video that highlights its commitment to inclusiveness and the benefits of a diverse workforce. An accompanying brochure is currently in production.

Nebraska Job Service (America's Job Bank) – ConAgra Foods posts job openings through this state agency.

Brass Ring – ConAgra Foods uses this automated resume/applicant management system for managing the flow of resumes and tracking applicants with an emphasis on obtaining a diverse pool of qualified applicants.

ConAgra Black Employees Network (CBEN) – This internal network of employees is involved in numerous company- and community-related projects and dedicated to the professional growth and development of its members in a diverse workforce.

Career Fairs – Corporate Headquarters participates in local diversity career fairs for a number of organizations:

Nebraska Vocational Rehabilitation Diversity Awareness

INROADS

Urban League of Omaha

NAACP

Creighton University's Black and Hispanic MBA Program

National Association of Black MBA's

College Relations Department – College Relations has active participation in several organizations and activities:

National Association of Hispanic MBAs – College Relations works extensively with this organization by sponsoring its Southern California Chapter's 2003 Gala event and the National Society of Hispanic MBAs Annual Conference. At the National Conference, ConAgra Foods sponsored the Marketing Track and holds two positions on the Corporate Advisory Council. ConAgra Foods also posts job openings on this group's Job Match System, advertises in its two publications and offers financial and volunteer support to its career fair.

National Hispanic Business Association – ConAgra Foods College Relations sponsored the annual conference and recruited at a career fair for this organization that assists Hispanic undergraduate business students. The college relations manager and one other company representative serve on the Corporate Advisory Board for this organization.

University of Nebraska at Omaha Minority Business Club – ConAgra Foods College Relations provides financial support and employee volunteers to serve as advisors for this group that supports minority students.

College Relations Department Activity continued...

INROADS – ConAgra Foods College Relations offers educational seminars and intern opportunities for this organization that helps prepare minority college students for careers.

National Black MBA Association – ConAgra Foods College Relations supports this association by sponsoring its conference, participating in its career fair, advertising in its publications and posting jobs on its Web site.

Consortium for Graduate Study in Management for Minorities – ConAgra Foods College Relations supports this organization by donating money to its Orientation Program and Fellowships, having representation on its Board of Directors and on its Corporate Advisory Board, participating in its career fair and posting job openings in its publications. Several successful MBAs have been hired from this organization and impact the overall business.

Minorities in Agriculture, Natural Resources and Related Sciences (MANRRS) – ConAgra Foods College Relations sponsors this group by participating in its career fairs and annual conference. Many interns and full-time employees have been hired from this organization. College Relations also fully sponsored the University of Nebraska's MANRRS chapter's trip to the national conference in 2003 as well as financially supporting the overall national conference and judging case competitions.

Sigma Alpha Female Professional Agricultural Sorority – ConAgra Foods College Relations participated in this chapter's annual career fair and made financial donations to its career fair and national convention.

National Society of Black Engineers (NSBE) – ConAgra Foods sponsored this organization serving African-American engineers by participating in their annual conference.

Urban League of Nebraska Mentoring Program – ConAgra Foods College Relations participated in this community program by sponsoring a student and assisting in all aspects of career building.

Black Executive Exchange Program (BEEP II) – This joint program of the Urban League and the University of Nebraska Omaha marks the first university to participate that is not a historically black college or university. ConAgra Foods sponsors this program with financial support, speakers and advisory representatives.

Diversity In Action
Recruiting And Hiring

College Relations Department Activity continued...

Historically Black Colleges and Universities (HBCU) Summit – This organization held its first conference in 2003. ConAgra Foods contributed to it financially, as well as provided representatives to serve on several panels. The purpose of this summit was for school and corporate representatives to partner in working with students and their careers.

Many of the* SUMMER INTERNS *ConAgra Foods hires are women, minorities or students with disabilities. Of the interns who are hired for full-time positions, many are women, minorities and people with disabilities.

Predominately Minority Institutions – ConAgra Foods College Relations has developed relationships and recruited on several historically black colleges and universities with high Hispanic, Native American or African American enrollment:

- **North Carolina A&T University**
- **University of South Carolina**
- **Xavier University of New Orleans**
- **Member of Business School Advisory Board**
- **New Mexico State University**
- **California State University – Los Angeles**
- **University of Virginia – Minority Fair**
- **University of Texas at El Paso**

Recruitment Advertisements – ConAgra Foods creates recruitment ads, that affirm ConAgra Foods' commitment to diversity in the workplace, for publications such as:

- **The Omaha Star –** a publication for the African American audience; and
- **The Omaha Latino Directory.**

Exploratory on-site visit with the Black Hill Workshop (a non-profit organization providing placement services for the disadvantaged).

Posted jobs and attended events with such organizations as Professional Association for Women in Technology and Women Insights and Technology (WIT).

ConAgra Foods Retail Products

Refrigerated Foods Group

Recruiting Sources – ConAgra Foods Refrigerated Foods Group uses many sources for recruiting a wide mix of candidates including:

Indianapolis, Ind.

- **Employment office**
- **Welfare and Child Support offices**
- **PIC office**
- **VET Employment and Training**
- **Local temporary agencies**
- **Workforce Development Centers/Iowa & Minnesota**
- **Hispanic Center**
- **Employee Referrals**
- **Southwest Multi-service center**

Jonesboro, Ark.

- **Employment Security Division**
- **Local temporary agencies**

Turners Falls, Mass.

- **Franklin-Hampshire Career Center**
- **The Turners Falls High School Career Advisory Board**
- **Local temporary agencies**

Nevada, Ohio

- **Ohio Bureau of Employment Services (Wyandot, Marion, Crawford, Seneca, and Morrow Counties)**
- **Pic**
- **Recruitment video**
- **Ads**
- **Employee referrals**
- **Local temporary agencies**

Kansas City, Mo.

- **The Veteran and Military Career Fair, sponsored by the Missouri Job Service Office**
- **Guadalupe Center**
- **Catholic Charities**
- **Full Employment Council**
- **Local Job Service of Missouri**

Recruiting Sources continued...

Lincoln, Neb.

- American Indian Center
- Plant postings
- American Indian Center
- Catholic Social Services
- Lincoln Journal Star
- Thrifty Nickel
- Local Community and Technical Colleges
- Local temporary agencies
- Goodwill Industries
- Hispanic Center
- Employee referrals

Junction City, Kan.

- Local Technical College
- Kansas State University Career & Employment Services
- EBC link Online Recruiting
- Local Business Showcase
- Internship program, Kansas State University
- Workforce Development Centers/Iowa & Minnesota

Kansas City, Kan.

- Employment Guide
- Kansas City Work Force Center
- Wyandot Center
- Kansas City Star
- Local Job Service of Missouri

St. Charles, Ill.

- Local Job Service Center

Quincy, Minn.

- Michigan FRDI/Michigan Works!

Grayson, Ky.

- Goodwill Industries
- Local temporary agencies

St. James, Minn.

- Wantowan Employment Job Training Center

Mason City, Iowa

- Workforce Development Centers/Iowa & Minnesota

Britt, Iowa

- Iowa Work Force Development Center

Downers Grove, Ill.

- Employee referrals

Diversity In Action
Recruiting And Hiring

Job Fairs – ConAgra Foods Refrigerated Foods Group and its business units use the following job fairs to recruit a variety of candidates including:

Lightlife Foods – Turners Falls, Mass.

Waubonsee Community College – St. Charles, Ill.

Elgin Community College – St. Charles, Ill.

Kansas State University (minority recruitment fair) – Junction City, Kan.

Iowa State (College of Agricultural Job Fair) – St. Charles, Ill.

The Veteran and Military Career Fair, sponsored by the Missouri Job Service Office – Kansas City, Mo.

Bay High School Job Fair – Jonesboro, Ark.

City of St. James Job Fair – St. James, Minn.

Local Community College – Junction City, Kan.

Grocery Foods Group

Internet and intranet Web sites – ConAgra Foods Grocery Foods Group uses these online resources to recruit a diverse workforce:

Monster Internet Web site

Career Mosaic Internet Web site

Dice.Com Internet Web site

Job Fairs – To attract talented individuals, with an emphasis on recruiting minorities, Grocery Foods Group participates in the following:

Braille Institute

National Hispanic MBA

National Black MBA

Consortium for Graduate Study in Management Recruiting Sources – Grocery Foods Group Headquarters uses many sources for recruiting a wide mix of candidates:

Employment Development Department (EDD)

Jobtrac

Professionals In Human Resources Association (PIHRA)

Society for Human Resource Management (SHRM)

Recruiting/EEO Advertisements – Grocery Foods Group's advertising resources include:

- **Equal Employment Opportunity Journal –** Grocery Foods Group Headquarters
- **Los Angeles Times –** Grocery Foods Group Headquarters
- **OC Register –** Grocery Foods Group Headquarters
- **Hispanic Business Magazine –** Grocery Foods Group Headquarters
- **Southern Christian Leadership Conference –** Grocery Foods Group Headquarters

Women & Minority Organizations – Grocery Foods Group Headquarters uses several organizations to recruit women and minorities:

- **Bureau of Indian Affairs**
- **Coastline Regional Occupational Program**
- **Drake Beam Morin Inc.**
- **Anaheim Employment Development Department**
- **40 Plus**
- **Goodwill Rehab Development**
- **Jewish Family Service**
- **Los Angeles Urban League**
- **Orange County Regional Occupational Program**
- **Right Management Consultants**
- **Lee Hecht Harrison**
- **Southern California Indian Center**
- **State of California Rehabilitation Department**
- **Success Plus, State of California/EDD**
- **Veteran Center Outreach Program**
- **Women in Management**

College Recruitment – Grocery Foods Group Headquarters recruits from several colleges and universities:

- **Biola University**
- **Cal Poly University**
- **Cal State Fullerton –** Minority Engineering Program
- **Chapman University**
- **Cypress College**
- **Fullerton College**

College Recruitment continued...

Northwestern University

Pepperdine University

Rancho Santiago College

University of California, Irvine

University of California, Los Angeles – Afro American Studies Center

University of California, Los Angeles – American Indian Studies Center

University of Southern California

Snack Foods Group

State Job Service Agencies – All Snack Foods Group locations list all job openings at State Job Service Agencies. All postings indicate that the Snack Foods Group is an Equal Opportunity and Affirmative Action Employer.

ConAgra Foods Job Posting System – Snack Foods Group and its business units use this company-wide job posting system to offer more opportunities for Snack Foods Group employees to advance.

Snack Foods Group has participated in the recruitment of displaced workers from closing food production plants. This has been an excellent way to recruit experienced workers as well as assist the displaced worker.

Job fairs – Snack Foods Group and its business units use the following job fairs to recruit a variety of candidates. Our Twin Cities corporate office and plant have participated in the Bloomington, Minnesota Job Success Fair for seven years. The targeted audience of this job fair is disabled (physically/mentally handicapped) individuals looking for jobs in the Twin Cities area. Several employees have not only participated in this event, but have also been on the planning committee over the past few years. We have also provided product for door prizes thus promoting name recognition and association within our community.

College career fairs – Snack Foods Group attended career fairs sponsored by such universities as:

University of Nebraska
Iowa State University
University of Minnesota
Stout University

Employment advertising – Snack Foods Group and its business units use a variety of advertising media to recruit and hire people of all backgrounds.

Recruiting organizations – Snack Foods Group and its business units use several agencies to recruit and hire a diverse workforce such as community based organizations, the Minneapolis Rehab Center and several women and minority-owned temporary agencies.

Employee referrals – Snack Foods uses and encourages employee referrals to hire and retain quality individuals with diverse backgrounds.

Frozen Foods Group

College Recruitment – As a result of active participation in the following higher education programs, many students hired at the Frozen Foods Group are either minority or female:

- **National Hispanic MBA,** (Fort Lauderdale, Fla.)
- **Consortium for Graduate Study in Management** (Atlanta, Ga.)
- **National Black MBA** (Philadelphia, Pa.)
- **University of Nebraska at Omaha** (Omaha, Neb.)
- **University of Nebraska at Lincoln** (Lincoln, Neb.)
- **MBA Consortium** (New York, N.Y.)
- **University of Indiana** (Bloomington, Ind.)
- **Arkansas Tech University** (Russellville, Ark.)
- **Purdue University-Sales** (West Lafayette, Ind.)
- **University of Texas** (Austin, Texas)
- **University of Chicago** (Chicago, Ill.)

Diversity In Action
Recruiting And Hiring

Career Fairs – Frozen Foods Group headquarters participates in local diversity career fairs, including those sponsored by:

- **Nebraska Vocational Rehabilitation Diversity Awareness**
- **Urban League of Nebraska**
- **Future Fest-** program to introduce high school students to industrial opportunities (Russellville, Ark.)
- **University of Arkansas** (Fayetteville, Ark.)

Recruitment/New Hire Minority Ambassadors – Minority employees have participated in acclimation activities (meeting/greeting/hosting) for minority new hires and prospective candidates.

Immigrant Sponsorship (HI-B, F-1 and Labor Certification)

Division of Workforce Development – Lists open positions with the local state employment agencies and encourages the referral of women and minorities for all of its locations.

ESD (State Unemployment Office, Russellville, Ark.) – Russellville, Ark., is active on the advisory board.

Electronic Job Postings – ConAgra Foods Frozen Foods Group maintains electronic job postings on open positions to encourage recruitment activity for minorities and women across the organization. Internet (www.conagrafoods.com), intranet (www.conagrafoods.cag) and externally to Careerlink (www.careerlink.org). ConAgra Foods Frozen Foods Group also maintains an electronic database of resumes through Hiresystems (Brassring).

WAGE (State of Arkansas Training Office, Russellville, Ark.) – Russellville, Ark., is active on the advisory board.

Recruitment Advertisements – Council Bluffs, Iowa, advertises job openings on local Hispanic radio and in newspapers and Marshall, Mo., advertises on a Hispanic radio station in Kansas City, Mo. All locations have an employee referral bonus program that allows employees to receive a monetary award for referring candidates who are hired into certain positions.

CORE Welfare-to-Work Program – Troy, Ohio, uses CORE to hire production associates.

Diversity In Action
Recruiting And Hiring

Partnerships – The Frozen Foods Group has partnerships with many organizations to recruit qualified female and minority applicants:

- **INROADS-Sponsorship of HR Intern**
- **Lyon College** (Batesville, Ark.)
- **Batesville Chamber** (Batesville, Ark.)
- **Batesville Lyon Club** (Batesville, Ark.)
- **Independence County Historical Association**
- **Associate Industries of Arkansas**
- **Arkansas Self-Insurer Association**
- **Help & Hope**
- **Arkansas Battered Women Association**
- **UACCB**
- **Kid's Enterprise**
- **Chicano Awareness –** Omaha, Neb.
- **Nebraska Association of Farmworkers (NAF) –** Omaha, Neb.
- **Job Training Partnership Act (JTPA) –** Omaha, Neb.
- **Iowa and Nebraska Job Services –** Omaha, Neb.
- **South Omaha Snelling Agency –** Omaha, Neb.
- **Monster.com –** Sales
- **America's Job Bank –** Sales
- **California Employment and Development Department (EDD) –** Sales
- **Twin Cities Human Resource Association Job Site (TCHRA) –** Sales
- **Hotjobs.com –** Sales
- **MRI Sales Consultants of Roswell, GA (Specializes in diversity candidates) –** Sales

High School Recruitment – Marshall, Mo., is active in the Marshall Public Schools with plant tours and recruiting and in its support of the High School Band Boosters. Batesville, Ark., provides speakers and plant tours to area schools and provides ads in school publications. Sidney, Ohio, held a plant tour for Sidney High School Future Leader Class with 36 female students attending the career seminar, market test and tour. Our Council Bluffs, Iowa, plant provides speakers to area schools.

Resource Staffing – Troy, Ohio, works with this company in support of opportunities for minorities.

Labor Solutions – Troy, Ohio, works with this agency for minority recruitment (which includes minority youth and adults from a variety of age groups).

Supply Chain Associates Initiative – Participate in recruitment at six colleges identified for their strong supply chain backgrounds and hired 10 employees across ConAgra Foods: two in Council Bluffs, one at Russellville, and one in Enterprise Purchasing. These associates will be on a rotation where they will get experience in all areas of supply chain and help with internal mobility.

Job shadowing – Provided opportunities for job shadowing within the Enterprise Purchasing and Finance departments for two disabled employees through Nebraska Workforce Development.

ConAgra Foodservice

ConAgra Foodservice

State Job Service Agencies – All Foodservice groups list job openings at state Job Service Agencies. All postings indicate ConAgra Foodservice is an Equal Opportunity Employer and some have the additional notice, "Women and minorities are encouraged to apply."

ConAgra Foods Job Posting System – ConAgra Foodservice uses this company-wide job posting system to offer more opportunities for Foodservice employees to advance.

ConAgra Foods College Relations Council – ConAgra Foodservice participates with this council to recruit qualified women and minorities to fill vacancies.

Recruitment From Plant Closings – ConAgra Foodservice has participated in the recruitment of displaced workers from closing food production plants. This has been an excellent way to recruit experienced workers, as well as assist the displaced worker.

Recruiting Sources – ConAgra Foodservice uses many sources for recruiting a wide mix of candidates including:

Lufkin, Texas

- **Angelina Community College**
- **Stephen F. Austin State University**
- **Texas Workforce Commission**
- **ConAgra Foods Web site**
- **American Meat Institute**
- **Angelina County churches**
- **Local temporary agencies**
- **Goodwill Industries**
- **Newspaper ads**

Longmont, Colo.

- **Work Force Boulder County**

ConAgra Foods Deli

ConAgra Foods Deli

Job Service – ConAgra Foods Deli uses state Job Service organizations in conjunction with America's Job Bank.

Recruiting Organizations – ConAgra Foods Deli uses several agencies to recruit and hire a diverse workforce.

Occupational Center of N.J. – Moonachie, N.J., uses this organization that helps create opportunities for persons with mental disabilities to assemble gift packages.

Greenco – Moonachie, N.J., uses this organization that helps create opportunities for persons with mental disabilities to assemble gift packages.

Friendship House – Moonachie, N.J., uses this organization that helps create opportunities for persons with mental disabilities to assemble gift packages.

Employment Advertising – ConAgra Foods Deli uses a variety of advertising media to recruit and hire people of all backgrounds:

National Black MBA – annual conference

LatPro

University Job Postings – Deli posts open positions with several universities:

- **University of Illinois Champaign-Urbana**
- **University of Illinois-Chicago**
- **Indiana University**
- **University of Wisconsin**
- **Cornell University**
- **University of Iowa**
- **University of Kansas**
- **University of Nebraska – Lincoln**

ConAgra Food Ingredients

ConAgra Food Ingredients

Expatriate Assignments – CFI's increasing international interests in Italy, Argentina, Mexico, India and Canada have increased the hiring of minority employees to support the businesses.

College Recruitment – CFI uses varied recruiting sources:

- **Minorities in Agriculture, Natural Resources and Related Sciences (MANRRS)**
- **University of Nebraska - Lincoln**
- **Kansas State University**
- **National Hispanic MBA**
- **National Black MBA**
- **Women in Agriculture**
- **University of North Carolina - Agriculture and Technology**
- **North Dakota State**
- **Purdue University**
- **University of Kentucky**
- **New Mexico State**
- **Rutgers University**
- **Iowa State**

ConAgra Foods Black Employees Network (CBEN) – An internal network of employees involved in numerous company and company-related projects and whose members are dedicated to the professional growth and development of its members in a diverse workforce.

Recruitment Advertisements – CFI places ads in major local newspapers and minority publications, including:

Minority Review, and

Omaha Star.

Internet and intranet Web sites – CFI uses online electronic posting resources to recruit and hire a diverse workforce:

- **ConagraFoods.com** www.conagrafoods.com http://www.conagrafoods.com – portrays ConAgra Foods' operating groups and the opportunities to attract minority applicants.
- **HireSystems –** CFI uses this automated resume/applicant system for managing the flow of resumes and applicant tracking with an emphasis for gathering a diverse pool of applicants.
- **CareerLink** www.CareerLink.com http://www.CareerLink.com
- **Illinois Job Bank** http://illinoisJOBsearch.com
- **Rights Associates resumes database** www.right.com
- **ConAgraCareers.Com** www.ConAgraCareers.com http://www.ConAgraCareers.com – an internal bulletin board for encouragement of internal transfers between the various ConAgra Foods companies for minority applicants.
- **Monster.com** www.monster.com – CFI posts job openings on this worldwide job search and career enhancement site.
- **Hotjobs.com** www.hotjobs.com – CFI posts job openings on this worldwide job search and career enhancement site.
- **New Jersey employment website** http://www.njsetc.net/

Recruiting Organizations – CFI uses a variety of agencies to recruit and hire a diverse workforce:

- **Hispanic Chamber of Commerce –** California
- **Nebraska Job Service –** Omaha, Neb.
- **Omaha SER for Progress –** Omaha, Neb.
- **Epilepsy Association –** Omaha, Neb.
- **Nebraska Work Force Development Department of Labor –** Omaha, Neb.
- **Urban League of Nebraska** – Omaha, Neb.
- **Worknet –** Organization for placement of employees with developmental disabilities, Omaha, Neb.
- **Iowa Department of Job Service –** Omaha, Neb.
- **YMCA –** Omaha, Neb.
- **Job Training of Greater Omaha –** Omaha, Neb.
- **Vocational Rehab Services** – Omaha, Neb.

When employees have the right balance between their work duties and home lives, everybody wins. The multitude of wellness programs and other work/life initiatives throughout ConAgra Foods helps our employees achieve that balance.



Corporate Headquarters

Business/Campus/Community Partnership – This unique initiative is a partnership with ConAgra Foods and the medical community that offers free health care screenings and education classes to plant personnel in Nebraska. It targets employees new to the United States who face obstacles getting proper health care and other necessary services. This "first-of-its-kind in Nebraska" program is intended to build healthier communities by making access to health care easier and linking workers to other needed services, such as transportation, housing and education.

Families and Work Institute – ConAgra Foods has corporate membership in this organization that encourages heightened awareness of work/life issues and effective workplace strategies.

Fitness Centers – Four on-site fitness centers including a certified fitness staff and 12 group fitness classes that are available to employees.

Well Workplace (WWP) Award – WWP Award establishes criteria to measure success of corporate health promotion. ConAgra Foods Corporate received a Gold WWP Award in 2001.

Rest Easy Program – ConAgra Foods uses this service that responds to the unexpected, short-term need for dependent care for family members of employees in Omaha. Arrangements can be made for emergency or short-term care for children too young to be left alone, mildly ill children and adults, or a spouse or dependent needing assistance or supervision. Qualified personnel are available 24 hours a day, seven days a week.

LifeCare.com Resource & Referral Service – ConAgra Foods employees in Omaha may make use of an extensive resource and referral service provided by LifeCare.com. Employees can find assistance with a wide range of dependent care, personal and family issues. The goal of the service is to help employees find the providers, information and resources they need to manage work and personal responsibilities. Services include information on prenatal care, adoption, child care, school, emergency care, special needs, summer care, colleges and universities, personal and adult care services.

Lactation Program – ConAgra Foods employees, spouses and partners in Omaha may use this program to enable breastfeeding in lactation rooms on company premises. Participants are provided with a portable breast pump to use for up to one year without cost. Methodist Hospital staff provides professional training. Participants have 24-hour access to an information line that will help them through the trials of new motherhood.

Employee Assistance Program (EAP) – ConAgra Foods EAP covers all Omaha-area employees and their household members. Employees and household members can work to resolve their issues within five sessions with an Alegent Health counselor without charge to the employee or the household member. In addition, many ConAgra Foods Operating Groups have EAP programs of different levels and scopes.

LifeLinks – This ConAgra Foods committee sponsors and coordinates a variety of events and programs that help enhance employees' work, family and personal lives. The activities sponsored by the committee are available to Omaha employees, spouses and partners and include events such as:

- **Summer Care Fair** that brings in representatives from various organizations and programs that offer care for children when school is out for the summer.
- **Parenting classes** to help employees learn effective parenting strategies.
- **Babysitting classes**
- **Healthy relationship classes** to teach employees positive relationship-building skills.
- **School fairs** that introduce employees to various educational options for their children.

Company-sponsored Events for Employees and Families:

Summer picnic

ConAgra Foods Holiday Lights/Fireworks Reception

Planning Activities for ConAgra Foods Employees (PACE) Committee – ConAgra Foods sponsors this volunteer organization in Omaha that supports and organizes a variety of events and activities for employees, many of which benefit the community:

- **American Heart Walk**
- **Big Brothers Big Sisters Bowling Event**
- **MS Walk**
- **Nebraska Humane Society Walk for the Animals**
- **Salvation Army Channel 7 School Drive**
- **Community Membership Drives**
- **Literacy Program**

Diversity In Action
Work/Life Initiatives

Wealth of Wellness (WOW) Committee – This program was created in 1990 to provide value-added programs to improve the overall well-being of ConAgra Foods employees and their families. Many activities and programs are available to ConAgra Foods Employees:

- **American Lung Association Corporate Cup Fundraiser (both walk and run)**
- **Greater Omaha Safety and Health Council Arrive Alive Program**
- **stress management classes**
- **financial counseling**
- **smoking cessation aids and classes**
- **Brown Bag workshops on various topics**
- **Healthy Lifestyle Bonus Program**
- **flu shots**
- **Recreation and Fitness Resource Fair**
- **self defense classes**
- **nutrition series**
- **professional/personal development series**
- **Fitness Incentive Program**
- **Great American Smoke Out**
- **blood drives**
- **Red Cross classes for infant/child CPR, adult CPR and first aid**
- **Healthy Heart Month –** held in February
- **National Nutrition Month –** held in March
- **On-site massages for stress reduction**

Additional WOW Committee Events

"Take Our Kids to Work" Day – ConAgra Foods participates in the national "Take Our Daughters to Work Day." ConAgra Foods includes boys in this event as well. Employees are encouraged to bring a child, stepchild, grandchild, niece or nephew. Foster children and mentor children of employees are welcome to participate as well. Children are exposed to many different working sessions to enhance their understanding of the work site and the role their parent/relative plays. Children are provided with a variety of products made by the many different ConAgra Foods groups.

Health Risk Appraisal (HRA) – Employees, spouses and partners are encouraged to participate in the work site Health Fair. Included in the Health Fair is the Health Risk Appraisal (HRA) which is open to all ConAgra Foods employees and spouses. The HRA comprises a blood draw to determine cholesterol, HDL, LDL and triglyceride levels, blood pressure testing, lung function, ear screening, skin cancer screenings and fitness testing. Gait analysis and nutritional counseling are available as well. Results are sent directly to employees at home with follow ups by the contract hospital personnel to those deemed high risk by the testing.

Breast & Prostate Cancer Screening – Employees, spouses and partners are encouraged to participate in the company-sponsored, no-cost breast and prostate cancer screenings held at Methodist Hospital. Screenings are held yearly in October to provide comparison screenings. These screenings, both breast and prostate, have uncovered positive results in at least one employee every year and have helped save the lives of four people.

ConAgra Foods Retail Products

Refrigerated Foods Group

NationsBank and Arvest Bank – Carthage, Mo., has representatives from these banks deliver on-site services to employees.

Refrigerated Foods Huntsville, Ark., has a unique APARTMENT RENTAL ASSISTANCE program in which the company pays every fourth month's rent for employees living at the College Heights Apartments located adjacent to the facility.

On-site Day Care – On-site day care is available and subsidized 50 percent by Huntsville, Ark.

Wellness Program – An on-site mobile van is available for cancer screenings, blood checks and flu shots for employees in Huntsville, Ark.; St. James, Minn.; Lincoln, Neb., (includes: Healthy Universe Newsletter, Smoking cessation – Great American Smoke Out, Winning with Wellness program, disburse handouts, WIC); Junction City, Kan.; Indianapolis, Ind.

Flu Shots – St. Charles, Ill.; Kansas City, Kan.; Mason City, Iowa; Nevada, Ohio; Turners Falls, Mass.

On-site physicals – Kansas City, Kan.

Flexible Schedules – These are available at Refrigerated Foods Group in Queenstown, Md.

Employee Credit Union Accounts and Christmas Club Savings Accounts – these may be set up through local providers in Jonesboro, Ark.

Diversity In Action
Work/Life Initiatives

Family-oriented Outings – (fishing tournaments, golf outings, picnics, children's Christmas party) are planned each year in Jonesboro, Ark.

Annual Wellness – Screenings for blood checks, eye exams and other health risks and annual flu shots are provided on-site in Jonesboro, Ark.

Employee Assistance Program – Offered at numerous Refrigerated Foods locations.

Lincoln, Neb., Employee Relations Programs/Incentives:

- **Open door policy**
- **Employee Appreciation Week**
- **Employee referral program**
- **Attendance program/Attendance Awards**
- **Seasonal perfect attendance bonus**
- **"Guarantee of Fair Treatment" policy**
- **Company Newsletter**
- **Video/Hallway bulletin boards**
- **Regular mailings**
- **Continuous improvement program**
- **Mike Harper Leadership Scholarship**
- **Industrial Conditioning Program**
- **Flexible leave of absence program**
- **Periodic free meals**
- **Contests**
- **Company-sponsored sports teams**
- **Discounts to various merchants**
- **Refugee/Foreign born employees:**
    - **ESL via tuition reimbursement program**
    - **Hire non-English applicants with little or no English ability**
    - **Employee recognition for becoming an American citizen**

On-site discounted sales – for employees and families are provided several times a year at Jonesboro, Ark.– "Books are Fun", Book Fair, ConAgra Foods product sales, book mobile etc.

Diversity Program – A celebration on-site of the worker's woman day, the U.S., Mexico, Guatemala, Honduras, Nicaragua, El Salvador Independence Day at St. James, Minn.

Employee events: cookouts, donut days, T-shirts, prizes – Nevada, Ohio

Employee and Family Events: zoo day – Nevada, Ohio

Grocery Foods Group

Annual Service Award – In recognition of dedicated service (5, 10, 15, 20, 25, 30, 35 & 40, etc. years of service), Grocery Foods Group allows employees to select award items from the O.C. Tanner Company gift catalog.

On-Site Banking – A Financial Partners Credit Union satellite office and no-fee automated teller machines are available to employees at the Irvine, Calif., campus.

ConAgra Foods Care Corps Team – Grocery Foods Group Headquarters employees spearhead a team of volunteers to participate in charitable fund-raising events through community involvement.

Core Hour Program – Grocery Foods Group Headquarters allows employees to work a varied workday with required attendance during core hours of the day.

Employee Assistance Program (EAP) – Grocery Foods Group provides this company-paid benefit to employees and all their household members. This free, confidential, 24-hour service is a resource for information, counseling and support.

English as a Second Language (ESL) – Grocery Foods Group (Lakeville) offers on-site classes for those employees who lack required English skills.

Great Performer Awards – This program provides three different avenues to recognize employees, "ABCD" (Above and Beyond the Call of Duty), "MVT" (Most Valuable Team), and PRIDE awards (supporting company values).

Harassment Notification Hotline – Grocery Foods Group maintains a notification phone number available 24 hours a day to report any instances of harassment or discrimination.

Privacy Rooms – Grocery Foods Group Headquarters provides two rooms for employee use. One is a lactation room, used primarily for nursing mothers. The other is a quiet room that may be used by any employee who is not feeling well and needs to rest temporarily.

Sports Teams – Grocery Foods Group headquarters sponsors employee team sports, which include basketball, bowling, golf and softball.

Wellness Programs – Grocery Foods Group headquarters sponsors testing conducted by Longevity, Inc. Employees receive testing and consultation for various (i.e., peripheral vascular screening, carotid ultrasound and/or body composition). An on-site Health and Lifestyle Fair also was held allowing employees the opportunity to visit with representatives of various health organizations and obtain free health screenings. The company also sponsors annual flu shots.

Snack Foods Group

Payflex – Snack Foods Group employees can pay for medical and dependent day care with pre-tax dollars under this program.

Employee Assistance Program – This counseling service is available free of charge to Snack Foods Group employees.

Flu Shots – Flu shots are provided at several of our facilities at no cost to the employee.

On-Site Fitness Center – The on-site center is available at our Edina headquarters facility at no cost to the employee.

Annual Service Award – In recognition of dedicated service (5, 10, 15, 20, 25, 30, 35 & 40 etc. years of service), Snack Foods Group allows employees to select award items from the O.C. Tanner Company gift catalog.

Privacy Room – Snack Foods Group headquarters provides a room for employee use. The room is used for nursing mothers and for those employees that are not feeling well.

Sports Teams – Snack Foods Group sponsors employee team sports, which include basketball, football and broomball.

Company-sponsored Events for Employees & Families – Snack Foods Group and its business units have regular company picnics and luncheons for employees and their families.

Take Our Kids To Work Day – Snack Foods Group participates in the national, "Bring Your Daughter To Work Day" with a spin (bring your son or daughter).

MaternaLink – Snack Foods Group and its business units sponsor this maternity program for healthy babies and moms.

Baby Blanket Program – Snack Foods Group and its business units provide baby blankets for employees' newborns.

Memorials – Snack Foods Group and its business units provide memorials to the choice of the family.

Donations to Girls and Boys Sports Teams – Snack Foods Group and its business units give financial donations to numerous sporting teams.

Adopt A Family – At various locations, we have adopted a family or families to provide gifts during the holiday season.

Toys For Tots – At our Minnesota locations; we have a Christmas drive to allow employees to donate gifts for needy children.

Employee Military Donations – At our Ohio location, gift cards were donated to the families of two employees who are currently on active duty in Iraq.

Company Military Donations – Snack Foods Group provided a very substantial product donation as part of ConAgra Foods military support.

Frozen Foods Group

Extended FlexTime – The Frozen Foods Group headquarters offers the Alternative Work Schedule Management (AWSM) extended flexible work arrangements program that includes compressed workweek options.

On-Site Day Care – The location in Sidney, Ohio, has an on-site day care center available not only to employees but to the public as well. This center provides subsidized day care for Sidney and Troy employees Monday through Friday and on Saturdays if production is running.

Scholarship Program – Marshall, Mo., Macon, Mo, and Russellville, Ark., award a plant-sponsored college scholarship each year to children of associates. Hourly and salaried associates are eligible to apply.

Diversity In Action
Work/Life Initiatives

Brown Bag Work/life Programs – Provides on-going 30-minute training programs, over the lunch period, at the headquarters location. Topics cover an array of work/life issues taught by National Employee Assistance Services (NEAS).

Flex-Time – All locations allow flexible hours to accommodate associates' work and family schedules.

Voluntary Day-Off Program – Macon, Mo., has developed a program that allows individuals the ability to have a "voluntary day off" during the regular workweek. This is a way for associates to have some time off during the plant's heavy work schedule.

Health/Wellness Initiatives – Provides many health and wellness initiatives at all locations:

- **Flu shot program**
- **annual blood screens**
- **TB testing**
- **blood pressure monitoring**
- **cholesterol screening**
- **glucose screening**
- **glaucoma screening**
- **hearing tests**
- **YMCA enrollment with company cost-share**
- **bone density scans**
- **fat composition testing**
- **maternity education**
- **family abuse education**
- **health and wellness education classes**
- **Breast Mobile**
- **Walk to Wellness Campaign**
- **March into May**

Health Fair was provided at the Council Bluffs, Iowa, location to incorporate many of the health screening assessments mentioned above.

Company-sponsored Events for Employees and Families – Council Bluffs, Iowa, offers various events for associates and their families at each of its locations:

- **summer picnics and cookouts**
- **dinners**
- **employee service gifts**
- **safety recognition**
- **December holiday parties**
- **Employee Appreciation Week**

Diversity In Action
Work/Life Initiatives

Company-sponsored Events for Employees and Families— Russellville, Ark. offers various events for associates and families:

- **Safety Recognition Dinners**
- **Employee Appreciation Picnic**
- **Employee Service Gifts**
- **Children's Holiday Party**

Family and Friends Committee – Macon, Mo., has an hourly associate committee dedicated to having dinners, etc., to raise money for fellow associates who are out on medical leave, or have had significant family hardships.

Cardboard Recycling Program—Russellville, Ark.

On-site fitness centers at the headquarters location.

Rest Easy Program – Provides emergency dependent care for children and elderly adults and the company subsidizes 80 percent of the costs.

Lifecare.com – Provides educational and referral services to locate providers, information and resources on topics such as prenatal preparation, adoption planning, child care, summer care, adult care, etc.

Lactation Rooms – Provided as a convenience for nursing mothers.

Employee Assistance Program (EAP) – Provided to employees as a resource through National Employee Assistance Services (NEAS).

Participate in PACE (Planning Activities for ConAgra Foods Employees) – Conduct discounts and organizes activities to encourage employee interaction and involvement.

Service Awards – As a means of recognizing the contributions of loyal and dedicated employees to the company, ConAgra Foods has established an award program and awards are given at 5-year anniversary intervals.

Dialogue with Dean – Provides an opportunity for employees to meet the President of Frozen Foods Group and ask any questions they might have.

Champions Club – A recognition program that allows employees to nominate other employees for outstanding performance and the award is an elaborate brunch made by our executive chefs and the opportunity to be a Platinum Performer. The Platinum Performer is awarded quarterly and anyone who was a "Champion" is considered by a committee who reviews the nominations. The group votes and the winner(s) receive a trophy and monetary award.

"Take Your Kids to Work Day" – Frozen Foods Group participates and supports this annual event.

Financial Education – Frozen Foods Group invited AYCO Financials to provide financial information to employees. Employees were given information about saving, investing, retirement, education, debt, short-term and long-term planning, etc.

Home Purchase/Refinance Rebate Program – This rebate program was offered to Frozen Foods Group employees.

Marshall's Recycling Efforts Cut Waste, Add Community Jobs

It's hard to find a downside to any environmentally friendly recycling endeavor. And, the program in place at Retail's Frozen Foods Group plant in Marshall, Mo., provides an additional bonus besides protecting natural and financial resources: it also provides jobs to physically and mentally challenged people who live in or near Marshall.

For more than 20 years, in fact, the ConAgra Foods Marshall facility has been sending its recyclable materials to the Cooperative Workshop, a nonprofit organization that provides employment for physically and mentally challenged individuals who, because of their medical restrictions, cannot work in other business or industrial environments. The Workshop has a successful recycling program on site that helps support the organization while it provides permanent, full-time work for nearly a third of its employees.

Frozen Foods recycling effort in Marshall, Mo., is "...truly a win-win for us and Marshall," said Terry Barnhill, Human Resources Director at the Marshall facility. "It gives us a way to operate our business in an environmentally friendly way by recycling many of our production materials, but more importantly, it provides meaningful work and income to people with disabilities. We're proud to be part of this long-standing association."

Daily Deliveries Add Up

The Marshall plant turns out Banquet, Healthy Choice and Marie Callender's meals and entrees. Some of the recyclable materials used in the production of those meals are aluminum pie tins, cardboard totes in which ingredients are delivered, and other recyclable corrugated cardboard.

"We load a trailer throughout the day, which enables us to send Cooperative Workshop recyclable materials daily," said Bryan Cooke, plant manager. "Their employees then process it, store it, and then sell it." And the daily recyclable deliveries from ConAgra Foods add up. More than four million pounds of corrugated cardboard, for example, is recycled annually.

Depending on what the market conditions are for the recycled items, ConAgra Foods and Cooperative Workshop split the proceeds from the sale. When the demand for these commodities is low, ConAgra Foods foregoes its share of the proceeds.

Recently, Cooke said, when Cooperative Workshop needed new cardboard balers, ConAgra Foods applied its proceeds to help the Workshop purchase two new balers. Other ConAgra Foods donations to the Workshop's recycling program have included retired material handling equipment.

"This is a great partnership for ConAgra Foods," Cooke explained. "It supports our company's environmental commitment philosophy that we run our operations in ways that protect all resources – environmental and financial.

"From a business standpoint, it allows us to concentrate on our core business, which is producing frozen food," Cooke continued. "By sending recyclables to Cooperative Workshop, we don't need to purchase recycling equipment – such as cardboard balers – which is a major capital expense. We also don't have the related labor costs, nor do we have to be concerned with allocating additional floor space for recycling functions."

And, from a community relations perspective, the benefits are even greater.

Providing Jobs and Goodwill in Marshall

While ConAgra Foods' "contact us" Web links bring in valuable consumer commentary, not all of the notes pertain directly to our great brands. Cooperative Workshop Manager Janie Shaver once wrote into ConAgra Foods' Web site.

"I would like to let people know about the wonderful recycling effort being done by ConAgra Foods in Marshall, Mo.," she wrote. "Our employees recycle between three and seven million pounds of cardboard from ConAgra Foods annually. Just wanted to say 'thank-you' to you and your employees for their recycling efforts and the jobs they provide for persons with disabilities."

As the major employer in Marshall, a town of about 12,000, ConAgra Foods provides jobs to approximately 600 people at the plant. And its recycling partnership with Cooperative Workshop brings employment to 20 people, who without Cooperative Workshop and ConAgra Foods, might not be working at all.

"We have one employee who has worked on this project since its beginning 20 years ago," Shaver said. "The rest of the employees have been on the project for 10 or 15 years each. They enjoy the work and the dignity of having a full-time job and an income.

"We're very grateful to ConAgra Foods for this partnership that benefits our clients," Shaver said, adding that Marshall does not have a landfill – its only one is closed – so, the community especially appreciates Cooperative Workshop's recycling program and the jobs it provides its citizens.

ConAgra Foodservice

ConAgra Foodservice

PayFlex – ConAgra Foods, Specialty Potato Products (SPP) employees can pay for medical and dependent day care with pre-tax dollars under this program.

Employee Assistance Program – This counseling service is available free of charge to Con Agra Foods SPP employees.

Flu Shots – Flu shots and tetanus boosters are provided at many of the ConAgra Foods SPP facilities.

Health Fairs – Many of the ConAgra Foods SPP plants have preventive and wellness screenings.

Job Sharing – The ConAgra Foods, SPP, Kennewick, Wash., office has a successful job-sharing position created especially to accommodate two working mothers. The company also has provided flexible work schedules to assist employees when feasible.

ADA – At our Boardman, Ore., facility, we have an employee with a four-day workweek restriction that we have accommodated by utilizing a student from Riverside High School for the fifth day of her schedule.

Safe Senior High School Graduation Parties – Most of the ConAgra Foods facilities contribute to local high schools, to ensure safe graduation parties for seniors.

Donations to girls and boys sports teams – ConAgra Foodservice gives financial donations to numerous sporting teams.

Employee and family events – ConAgra Foodservice holds many activities and events for employees and their families:

- **summer picnics**
- **swimming parties**
- **Family Bowling Day**
- **Planetarium Halloween Party for employees' children**
- **Halloween "Harvest Celebration" for employees' children**
- ***Christmas parties for* employees**
- **Seattle Mariner Game Day**
- **March of Dimes Walkathon**
- **American Red Cross blood donation drives**
- **4-H Livestock animal purchases at county fairs**
- **Hydromania** (Educational event to inform 4th & 5th grade students about industry and natural resource issues)
- ***Christmas play for* employees' children**

ConAgra Foods Deli

ConAgra Foods Deli

Company-sponsored Events for Employees and Families – ConAgra Foods Deli locations have regular company picnics for employees and their families.

Employee Assistance Program (EAP) – The EAP program at ConAgra Foods Deli covers all employees and their household members. Employees can resolve their issues within five sessions with a counselor without charge to the employee or the household member.

Fitness Center – Corporate discounts are offered to all Downers Grove employees and their families.

Flu Shots – This service is provided at several locations.

Friday Denim Days – At Deli headquarters, once a month, employees donate $5 to the designated charity of the month to wear jeans on Friday.

Take Our Kids to Work Day – Deli headquarters participates in the national, "Bring Your Daughter To Work Day" with a spin: bring your son or daughter.

Summer Hours – Deli headquarters and Moonachie, N.J., enables its employees to begin their weekends early on Fridays. Each department is divided into two teams. Each team takes turns leaving early on Fridays between Memorial Day and Labor Day. Each employee works an additional 45 minutes Monday through Thursday and leaves work three hours early on Friday.

Flexible Work Schedules – Deli headquarters and Moonachie, N.J., offices established flexible work schedules to enable employees to coordinate their work and home lives.

Town Hall meetings – Downers Grove, Ill., each month all employees are treated to a "themed" lunch along with a presentation from the departments on a rotating basis. Anonymous questions are submitted and answered by the Deli president.

ConAgra Food Ingredients

ConAgra Food Ingredients

Fitness Centers – Five on-site fitness centers including a certified fitness staff and 16 group fitness classes are available to employees.

Lactation Program – CFI employees, spouses and partners in Omaha may use this program to enable breastfeeding in lactation rooms on company premises. Participants are provided with a portable breast pump to use for up to one year without cost. Methodist Health System staff provides professional training. Participants have 24-hour access to a certified lactation consultant who will help them through the trials of new motherhood and breastfeeding.

Employee Assistance Program (EAP) – ConAgra Foods EAP covers all Omaha-area employees and their household members. Employees and household members can work to resolve their issues within five sessions with a counselor without charge to the employee or the household member. In addition, many CFI locations have EAP programs of different levels and scopes.

Company-sponsored Events for Employees and Families:

summer picnic, and
ConAgra Foods Holiday Lights/Fireworks Reception.

Planning Activities for ConAgra Foods Employees (PACE) Committee – ConAgra Foods sponsors this volunteer organization in Omaha that supports and organizes a variety of events and activities for employees, many of which benefit the community:

MS Walk

Nebraska Humane Society Walk for the Animals

Wealth of Wellness (WOW) Committee – This program was created in 1990 to provide value-added programs to improve the overall well-being of ConAgra Foods employees and their families. Some of this committee's programs include:

"Take Our Kids to Work" Day – CFI participates in the national "Take Our Daughters to Work Day." CFI includes boys in this event as well. Employees are encouraged to bring a child, stepchild, grandchild, niece or nephew. Foster children and mentor children of employees are welcome to participate as well. Children are exposed to many different working sessions to enhance their understanding of the work site and the role their parent/relative plays. Children are also provided with a variety of ConAgra Foods products.

Health Risk Appraisal (HRA) – Employees, spouses and partners are encouraged to participate in one of the several work site Health Fairs. Included in the Health Fair is the Health Risk Appraisal (HRA), which is open to all CFI employees and spouses. The HRA comprises a blood draw to determine cholesterol, HDL, LDL and triglyceride levels, blood pressure testing, lung function, ear screening, skin cancer screenings and fitness testing. Gait analysis and nutritional counseling are available as well. Results are sent directly to employees at home with follow ups by the contract hospital personnel to those deemed high risk.

Breast and Prostate Cancer Screening – Employees, spouses and partners are encouraged to participate in the company-sponsored, no-cost breast and prostate cancer screenings held at Methodist Health System. Screenings are held yearly in October to provide comparison screenings. These screenings, both breast and prostate, have uncovered positive results in at least one employee every year and have helped save the lives of four people.

Diversity In Action
Work/Life Initiatives

Other WOW Committee events include:

- American Lung Association Corporate Cup Fundraiser (both walk and run)
- Greater Omaha Safety and Health Council Arrive Alive Program
- stress management classes
- financial counseling
- smoking cessation aids and classes
- Brown Bag workshops on various topics
- Healthy Lifestyle Bonus Program
- flu shots
- Recreation and Fitness Resource Fair
- professional/personal development series
- Fitness Incentive Program
- Great American Smoke Out
- blood drives
- Red Cross classes for infant/child CPR, adult CPR and first aid
- Healthy Heart Month - held in February
- National Nutrition Month - held in March
- On-site massages for stress reduction
- self defense classes
- nutrition series

Having well-educated, knowledgeable employees is vital to ConAgra Foods' success. We believe every individual should have the tools they need to succeed in their careers. That's why we offer a multitude of opportunities for learning and growth. Most notably, our increased selection of language courses and translation services, company-wide, have helped language communications and enhanced our multicultural environment.



To further educate employees about ConAgra Foods and the brands we make, all operating groups participate in Corporate-wide "brand awareness" meetings.

Corporate Headquarters

Education Reimbursement – ConAgra Foods Corporate employees are offered education reimbursement to help pay for continuing education to further their careers and enhance professional skills.

ConAgra Foods Black Employees Network (CBEN) – This group is sponsored and financially supported by ConAgra Foods.

Language Access Services – Provide enterprise-wide leadership to ensure that language access services are available to employees in all ConAgra Foods location.

ConAgra Foods Retail Products

Refrigerated Foods Group

Language Courses – ConAgra Foods Refrigerated Foods Group and its business units offer the following language courses:

On-site English as a Second Language – Carthage, Mo., Indianapolis, Ind., Mason City, Iowa; Britt, Iowa; Turners Falls, Mass.

Off-site English as a Second Language Courses – St. Charles, Ill.; Jonesboro, Ark.; Quincy, Mich.

On-site English as a Manufacturing Language – Turners Falls, Mass.

Off-site Mechanical Skills Enhancement – Turners Falls, Mass.

Massachusetts Work Force Training Grant – Turners Falls, Mass.

Diversity In Action
Training And Education

Employee Notices are posted in English and Spanish – Kansas City, Kan.

Language Interpreter – An on-site Bosnian interpreter / certified medical interpreter and community liaison is on staff at Mason City, Iowa;

Russian and Spanish translators on site – Turners Falls, Mass.

On-site Spanish translators are on staff at – Jonesboro, Ark.; Kansas City, Kan.

On-site Spanish interpreter and community liaison is on staff at – St. James, Minn.; Lincoln, Neb.

Computer Classes – Off-site classes are offered for employees at Indianapolis, Ind.; Turners Falls, Mass.

Off-site classes are offered from Elgin Community College – St. Charles, Ill.; Jonesboro, Ark.; Britt, Iowa (Both on-site and off-site)

Fred Pryor Seminars (Job knowledge improvement, supervisory and management skills, promotability enhancement) – Junction City, Kan.

Buddy Program – Nevada, Ohio

CDs to learn Spanish – Nevada, Ohio

1st Aid and CPR – Nevada, Ohio

ISU training – Nevada, Ohio

Boiler School – Nevada, Ohio

Iowa State University Meat Science Short Course – Refrigerated Group offers this course to salaried employees at all locations.

Iowa State University/ConAgra Foods (Meat & Poultry Training) – Britt, Iowa

Iowa State University/ConAgra Foods (Statistical Process Control) – Refrigerated Foods Group offers this course to salaried employees at all location.

GED Off-site classes – Jonesboro, Ark.; Turners Falls, Mass.

On-site GED, ESL and Spanish Classes – St. James, Minn., location offers these classes to all employees.

Leadership through the Greater Jonesboro Chamber of Commerce – Jonesboro, Ark.

Adult Learning Center – Various technical and computer classes are offered off-site in Jonesboro, Ark.

Arkansas State University Student Scholarship for Employee Children or Grandchildren – Jonesboro, Ark.

Workforce Training Consortium – A non-profit consortium of education and industry formed to develop an employee-driven training center charged with providing a range of training and education programs in Jonesboro, Ark.

New Supervisors participate in New Supervisor Training – Kansas City, Kan.; Nevada, Ohio

Tuition Reimbursement – This is offered to salaried employees at all Refrigerated Foods locations.

American Institute of Baking – Junction City, Kan.

Convenience Foods – Junction City, Kan.

Council on Education in Management Conference & Workshops – Junction City, Kan.

Grocery Foods Group

Harassment/Discrimination Training – Grocery Foods Group Headquarters has a training program on harassment and discrimination that all company executives are required to complete. In addition, Grocery Foods Group has a company policy concerning Americans with Disabilities to further promote equal employment opportunities.

Learn2 University – Grocery Foods Group provides this online training to full-time salaried employees to increase their knowledge and productivity by learning from more than 70 software programs. The online courses are accessible 24 hours a day, seven days a week.

Project Management Training – Grocery Foods Group headquarters offers project management training to key R&D, foodservice and brand marketing managers.

Supervisor Training – Grocery Foods Group offers, via the intranet, a Supervisory Development Program that provides highlights and worksheets for review of the Achieving Results by Driving Performance course.

Toastmasters – Grocery Foods Group headquarters employees are invited to participate in the local Toastmasters program.

Tuition Reimbursement – Grocery Foods Group provides financial tuition reimbursement to increase and broaden employee knowledge and skills through job-related education. The program is offered to full-time salaried employees who have been employed for at least six months and are attending an accredited school.

Snack Foods Group

Language Interpreters – Several plants in the Snack Foods Group provide interpreters for language barriers for training and meeting purposes.

Summer Internships – Some facilities recruit and employ summer interns.

Seminars – Snack Foods and its business units allow employees to participate in job-related seminars such as job knowledge improvement, promotability enhancement, and various technical and computer classes.

Safety Training – Snack Foods and its business units provide first aid and CPR training as well as forklift certification training.

Tuition Reimbursement – Current employees use this benefit to continue their education.

Supervisory Skills Training – Snack Foods Group and its business units provide Supervisory Skills Training classes to all new supervisors as well as refresher courses for long-term supervisors. Part of the classroom time is devoted to EEO issues, to ensure that supervisors understand the legal as well as company expectations in this area.

Brand Awareness Training – Snack Foods Group sponsors Corporate-wide driven program initiatives.

Diversity In Action
Training And Education

Frozen Foods Group

Career Development Training – This training, for non-supervisory staff, as well as Manager as Career Coach training, for all managers, has been offered within the Frozen Foods Group headquarters location.

Cultural Competency – Administrative staff, leads and union stewards are trained in cultural differences and values.

Many Frozen Foods Group locations have bilingual personnel who provide translation and interpreting services to employees whose primary languages are Spanish and Vietnamese.

Respect In The Workplace Training – Associates at all locations have attended EEO and harassment training.

Spanish and Vietnamese Translations – Council Bluffs, Iowa, translates job postings, handbooks and announcements in both Spanish and Vietnamese. The Frozen Foods Group's Marshall, Mo., location has Spanish-language applications.

Bilingual Interpreter – Council Bluffs, Iowa, has a full-time bilingual interpreter on the Human Resources staff to assist in recruiting and hiring. Additional bilingual associates have been tested and approved as interpreters. Marshall, Mo., has a full-time bilingual interpreter as the Human Resource Generalist to assist in recruiting, hiring and training. Marshall, Mo., and Russellville, Ark., also have bilingual supervisors who aid in interpreting and training.

Language Classes – Language classes are offered at the following Frozen Foods Group locations: Russellville, Ark., Council Bluffs, Iowa, and Marshall, Mo. Troy, Ohio, offers English-as-a-Second-Language (ESL) classes.

Tuition Assistance – Offers tuition assistance to associates at all locations.

CBEN (ConAgra Foods Black Employees Network) – A special segment of the Frozen Foods Group career-development training program was presented during CBEN's annual conference.

GED Enrollment – Macon, Mo., works with the local Family Literacy Center to enroll new hires who commit to obtaining their GEDs.

Product Knowledge Training – Provided quarterly or semi-annually to mostly new hires that provides an understanding of what each department is responsible for and how a product starts as an idea and ends up in a consumer's freezer.

Diversity In Action
Training And Education

On-Site Training – Russellville, Ark., holds training courses for maintenance associates and Lead and Quality Control positions. Council Bluffs, Iowa, holds training courses for on-site maintenance associates. Batesville, Ark., has conducted CPR, First Aid and Breath/Alcohol Technician training.

The Frozen Foods Group president provides a quarterly Town Hall Meeting and also does a "Road Show" to each of the plant locations.

Basic Skill Review Training – Russellville, Ark., offers up to 20 hours of math courses for associates in technical positions needing further skills to become promoted.

U.S. Citizenship Information – Council Bluffs, Iowa, offers United States Citizenship books in both Spanish and Vietnamese.

Mentor Programs – Marshall, Mo., has hourly Sanitation Department employees mentor new employees.

OSHA Training – Marshall, Mo., has its required OSHA training conducted by a diverse associate group.

Pilot Group – Marshall, Mo., organized this varied group of associates in October 2000 to address employee retention.

Plant Postings – Marshall, Mo., has plant postings in both English and Spanish.

Development Dimensions International – Marshall, Mo., conducted the "Personal Empowerment: Taking Initiative" workshop with a diverse group of management, union representatives and Lead personnel.

New Hire Collegiate Conference – (Omaha, Neb.)

Brand awareness and communication meetings continue to take place at all plant locations to give employees a better understanding of who ConAgra Foods is and what products we make.

ConAgra Foodservice

ConAgra Foodservice

On-Site Federal/State Regulation Training – ConAgra Foodservice employees receive training on issues such as the prevention of sexual harassment and discrimination.

Diversity In Action
Training And Education

Supervisory Skills Training – ConAgra Foods provides Supervisory Skills Training classes to all new supervisors, as well as refresher courses for long-term supervisors. Part of the classroom time is devoted to EEO issues, to assure that supervisors understand the legal, as well as company expectations in this area.

Sign and Language Interpreters – Several plants in ConAgra Foodservice provide interpreters for both signing and language barriers for training and meeting purposes. Additionally, a class in Conversational Spanish was offered to the supervisory and management team in our facility in Weston, Ore., because of the large number of Spanish speaking employees in the workforce.

Job Shadow – ConAgra Foodservice invites students from local high schools to job shadow employees in fields such as engineering, computers, accounting, maintenance and drafting.

Teamworks, Inc. – Specialty Potato Products/RDO Frozen in Park Rapids, Minn., works with this nonprofit organization that provides job-specific training to increase the supply of quality workers. There is a heavy concentration of involvement with the following communities: White Earth Indian Reservation and Red Lake Indian Reservation. Specialty Potato Products provides a van to transport Native Americans for swing shift duty, to and from work daily.

College Tuition Reimbursement – This is available to employees at ConAgra Foods.

ConAgra Foods, Pasco Plant Scholarship – This scholarship is administered by the local community college and is available to children of ConAgra Foods employees.

Electrician Apprenticeship Program – Blue Mountain Community College in Pendleton, Ore., has provided training courses for electronics technicians, in a partnership program with the ConAgra Foods Boardman facility.

Summer Interns – Several ConAgra Foodservice facilities recruit and employ summer interns.

Diversity In Action
Training And Education

College Partnerships – ConAgra Foods works with the following higher learning institutions, that offer GED programs and English as a Second Language courses to help employees continue their education:

Columbia Basin Community College (CBC), and
Washington State University Tri-Cities Campus.

On-site English as a Second Language – Longmont, Colo.; Lufkin, Texas.

Off-site English as a Second Language Courses – Hastings, Neb.

On-site Spanish as a Second Language – Longmont, Colo.

Computer Classes – Off-site classes are offered for employees at Hastings, Neb.; Lufkin, Texas.

Cultural Change Management Classes – These classes are held at Lufkin, Texas.

Fred Pryor Seminars (Job knowledge improvement, supervisory and management skills, promotability enhancement) – Lufkin, Texas.

Off- Site Statistical Process Control/ ISO classes – Lufkin, Texas

University of Nebraska-Lincoln Food Science Program – Hastings, Neb., supports qualified minority employees with a grant through this program.

Adult Education Classes with St. Vrain School District – Longmont, Colo.

Dale Carnegie Course – Longmont, Colo.

Mountain States Employers Council – Longmont, Colo.

HACCP Training – Longmont, Colo.

Diversity/Sanitation – Longmont, Colo.

ISO Certification Training – Longmont, Colo.

FORMAX Training – Longmont, Colo.

ConAgra Foods Deli

ConAgra Foods Deli

Tuition Reimbursement – Many Deli employees take advantage of this benefit to continue their education.

American Management Association – This organization provides career enhancement training programs and seminars for all Deli employees.

New Jersey Business and Industry Association – Swissrose International, Moonachie, N.J., uses this organization's career enhancement training programs.

Down Syndrome Organization – Swissrose International, Moonachie, N.J., supports this organization that provides job training and other opportunities for adult people with Down syndrome.

ConAgra Food Ingredients

ConAgra Food Ingredients

Sign Language Classes – Any CFI location with hearing-impaired employees will be provided with an interpreter as needed or at the employee's request. The company makes sign language training available on an as requested basis.

Tuition Assistance – CFI offers tuition reimbursement to salaried and exceptional hourly employees.

EAP Training – Management and employees are invited to regularly scheduled workshops. Work environment topics covered are time management, stress in the workplace, substance abuse, setting and meeting objectives, disciplinary options and communication topics.

Summer Interns – College students who major in varied business degree plans are recruited and employed as summer interns.

Diversity In Action
Training And Education

Management Training – CFI managers are exposed to training in various areas, including interviewing, discipline, performance evaluation, mentoring and sensitivity.

Mindleaders – CFI employees are exposed to curriculum spanning employment issues, communication, management, leadership, coaching, customer service finance, managing within the law, negotiation, self-management, workplace environment and desktop computing.

Building Diverse Supplier Relationships

The Importance of Supplier Diversity



As the workforce grows more diverse, so does the diversity among potential suppliers. There are more women- and minority-owned businesses today than ever before, and the trend doesn't appear to be slowing. In fact, the U.S. Census Bureau estimates that, over the next 30 years, people of color together will comprise the largest segment of the American population. In California, this is already true. As consumers, minorities will be in the majority, making them a significant force in the economy.

All ConAgra Foods business relationships are conducted to provide equal opportunity for all potential vendors, suppliers and business partners. In keeping with high standards, good business practices and responsibilities as a good corporate citizen, ConAgra Foods is committed to providing procurement opportunities to qualified Minority and Women-Owned Business Enterprises (MWBE).

ConAgra Foods defines MWBE as business enterprises that are at least 51 percent owned, managed and controlled by one or more members of the following groups: African Americans, Hispanic Americans, Native Americans, Asian Pacific Americans, Asian Indian Americans, and Women. Further, such MWBEs must be certified by a ConAgra Foods-approved certifying entity.

Positive working relationships between companies and their suppliers contribute to organizational effectiveness. At ConAgra Foods, we believe that diversity in the workforce and diversity among our suppliers creates a competitive advantage.

For that reason, ConAgra Foods and its Operating Groups do business with a variety of women and minority-owned suppliers and vendors that are able to meet our business needs. Our relationships with diverse suppliers pay off with suppliers being more focused on the customer and willing to tailor their services to better suit ConAgra Foods' needs.

ConAgra Foods Is "2003 Corporation of the Year" In Promoting Supplier Diversity

ConAgra Foods enthusiastically supports the advancement of Minority and Women-Owned Business Enterprises (MWBEs). Great strides in 2003 underscore ConAgra Foods' desire to be recognized as a supplier diversity leader nationally and within the food industry.

Building Diverse Supplier Relationships

Hiring an experienced individual to fulfill the role of Corporate Director of Supplier Diversity was just the beginning. That, combined with current supplier diversity initiatives, helped ConAgra Foods become recognized as The Great Plains Minority Business Development Council's **"2003 Corporation of the Year"** for its commitment to minority business development. ConAgra Foods' newly hired Corporate Director of Supplier Diversity was named the council's **"MBE Advocate of the Year"** and **"Volunteer of the Year"** for 2003.

More Activities Highlight 2003

Other exciting accomplishments in 2003 enhanced our supplier diversity initiatives. Using its robust company-wide supplier database, ConAgra Foods has refined its ability to track and monitor supplier diversity successes on a regular basis. Below are some of the highlights.

- **Developed a three-year plan** to increase diverse spending and supplier business development activity.
- **Created a supplier diversity policy** that states the objective of the program and the duties and responsibilities of the Supplier Diversity Department.
- **Increased diverse spending** over last year by focusing on the key strategic areas of packaging and food manufacturing and by better identifying and reporting MWBE suppliers.
- **Distributed quarterly MWBE spending reports** by operating group.
- **Developed a supplier diversity Web site** and online registration for MWBEs, supported by a database management system made accessible to all buyers.
- **Participated in supplier diversity trade shows** both locally and nationally.
- **Conducted networking events** for buyers and MBEs on college campuses in Omaha, Neb., and Irvine, Calif.

Visit our Web site at www.conagrafoods.com/b2b/diversity.jsp for information about ConAgra Foods Supplier Diversity Program.

Closer To Our Goal



ConAgra Foods is closer than ever to becoming America's Favorite Food Company – not only by providing consumers with products they want and need, but by being the employer of choice in those communities in which it operates.

There are many challenges ahead of us, but we are well on our way to building an inclusive culture and a diverse workforce. Continued success depends on the combined efforts of the entire family of ConAgra Foods groups and their employees.

Our commitment is strong, and as we value and respect the differences among our employees, we also focus on what we have in common: our consumers. By working together, ConAgra Foods will continue to deliver value to our consumers, customers, shareholders, employees and communities.

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SUSTAINING GROWTH AND THE ENVIRONMENT

As a group of citizens who help feed the world and live in the same neighborhoods as our consumers, ConAgra Foods believes that conducting a profitable business in ways that are sensitive to the environment is the only way to do business. "Do Well by Doing Good" is the guiding principle that has led us to build a significant and effective Sustainable Development program. Our initiatives have included:

- water and energy conservation
- prevention of air pollution
- waste reduction and recycling
- land management protection and enhancement

ConAgra Foods is proud of our combined accomplishments. Through the diligent efforts and ingenuity of thousands of our employees, both environmental stewardship and business have flourished due to improvements in production processes and new technologies. During 2004, ConAgra Foods environmental projects collectively:

- reduced landfill waste by 27,969 tons,
- saved 856.3 million gallons of water,
- cut electrical use by 24.0 million kwh,
- cut natural gas use by 3,186,632 therms,
- reduced packaging material used by 5,401 tons, and
- saved ConAgra Foods $12.7 million in operational costs.

So the real winners of ConAgra Foods Sustainable Development program are not only our employees who make good things happen, but also our communities and neighborhoods that benefit from ConAgra Foods' environmental commitment. After all, protecting and conserving our natural resources for generations to come is what our Sustainable Development program is all about.

ConAgra Foods annually honors its operating groups and employees with the ConAgra Foods Sustainable Development Awards. These Awards recognize stewardship and innovation in protecting the environment, while also achieving outstanding business performance. If you would like to review ConAgra Foods' latest award winning projects, please click here: 2005 Environmental Awards.



Sustainable Development

The commitment and ingenuity of our employees is evident in our Sustainable Development program. Increased water and energy conservation, production process improvement and introduction of new technologies that dramatically reduce waste are only a few of the accomplishments. The program's guiding principle -- "Do well by doing good" -- reflects the core values of ConAgra Foods and has helped the company slash operating costs by a total of more than $60 million just in the last five years.

©2004 ConAgra Foods, Inc. All Rights Reserved.

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SUSTAINING GROWTH AND THE ENVIRONMENT

AIR, LAND AND WATER

ConAgra Foods' commitment to sustainable development protects the environment within and around our facilities.

Air

ConAgra Foods' exacting, clean-air standards help our facilities operate within stringent federal and state guidelines that protect human health and the environment. Where clean-air regulatory permits govern ConAgra Foods operations, we diligently work to ensure that air emissions are within permitted limits, and are often even better than required.

Today, innovative technology and improved production processes prevent unwanted releases into the atmosphere. New technology also will be employed in the future to help further attain our progressive air pollution reduction and prevention goals.

Energy conservation and the use of environmentally friendly energy resources lead to reduced air emissions.

Land

Our commitment to stewardship of the land is noteworthy. ConAgra Foods helps farmers grow and protect their crops and take their harvest to market. We process the ingredients to feed people. While doing so, we understand the need to protect and enhance the land that gives us all so much.

For example, our land management efforts include recycling to reduce waste sent to landfills, and protecting and enhancing wetlands for their environmental value. ConAgra Foods' environmentally sensitive stewardship of the land is, and will continue to be, a business priority.

Water

Some ConAgra Foods processing facilities have on-site wastewater treatment processes that effectively and efficiently remove unwanted waste byproducts from the water we use. The water is then sent to municipal water treatment facilities for additional cleaning. We only borrow this valuable natural resource.

When our work is finished, water is returned to the natural environment clean and free of harmful pollutants. Our dedication to food safety, water conservation, and wastewater treatment through innovation guides our use of water.



Sustainable Development

The commitment and ingenuity of our employees is evident in our Sustainable Development program. Increased water and energy conservation, production process improvement and introduction of new technologies that dramatically reduce waste are only a few of the accomplishments. The program's guiding principle -- "Do well by doing good" -- reflects the core values of ConAgra Foods and has helped the company slash operating costs by a total of more than $60 million just in the last five years.

©2004 ConAgra Foods, Inc. All Rights Reserved.



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SUSTAINING GROWTH AND THE ENVIRONMENT

ENERGY MANAGEMENT

Efficient energy use at ConAgra Foods helps to sustain finite resources. By enhancing our production and processing systems, and continuously identifying areas for improved energy use and efficiency, less energy is used, and money is saved.

Innovations in food packaging play a resource management role too, which leads to the reduced use of paper products, adhesives, inks and plastics.

When feasible, ConAgra Foods uses recycled packaging materials and produces recyclable packages for food and other agricultural products. ConAgra Foods' natural resource management objectives are often achieved by working with suppliers, who are often given the responsibility of providing ConAgra Foods with the technology, procedures and materials that lead to conservation through innovation.



Sustainable Development

The commitment and ingenuity of our employees is evident in our Sustainable Development program. Increased water and energy conservation, production process improvement and introduction of new technologies that dramatically reduce waste are only a few of the accomplishments. The program's guiding principle -- "Do well by doing good" -- reflects the core values of ConAgra Foods and has helped the company slash operating costs by a total of more than $60 million just in the last five years.

ConAgra Foods Web Sites

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SUSTAINING GROWTH AND THE ENVIRONMENT

2005 ENVIRONMENTAL AWARDS

ConAgra Foods and its Sustainable Development Council congratulate all the 2005 Award Applicants for their outstanding efforts to achieve results in business, conservation and environment sustainability. The following are summaries of the award-winning projects (by category) as presented at the 2005 ConAgra Foods Annual Sustainable Development Conference.

BUILDING ON BEST PRACTICES

- **ConAgra Foods Retail Products -- Frozen Foods**
  Troy, Ohio
  By using an air impingement process, the plant can more efficiently perform precooling of pizza and dramatically reduce the amount of nitrogen used to cool product.
- **ConAgra Foodservice -- Specialty Potato Products**
  Park Rapids, Minnesota
  The plant improved water quality, reduced water usage and Biological Oxygen Demand (BOD), and provided a saleable byproduct by separating the starch from the water in their potato-cutting system.

CLEANER PRODUCTION PROCESSES

- **ConAgra Foods Retail Products -- Frozen Foods**
  Sidney, Ohio
  By replacing a waterfall applicator with a triggered spot applicator for the oil used in pizza production, a reduction in oil usage has occurred that also increased product quality and plant safety.
- **ConAgra Foods Retail Products -- Grocery Foods**
  Newport, Tennessee
  It was determined that by reducing the temperature and increasing the residence time, a more consistent bean moisture could be achieved, which reduced the amount of bean spillage and therefore the amount sent to the landfill.

ENERGY REDUCTION & USE

- **ConAgra Foods Retail Products -- Grocery Foods**
  Oakdale, California
  This project combined three efforts: to reduce natural gas input costs, capture and utilize wasted process steam, and reduce the use of process steam in the T-60 evaporation system.
- **ConAgra Foods Retail Products -- Grocery Foods**
  Trenton, Missouri
  Several teams investigated savings opportunities involving water, natural gas, and electrical usage by using waste heat and modifying existing operations to gain more efficiency.
- **ConAgra Foods Retail Products -- Grocery Foods**
  Memphis, Tennessee
  The purchase of several pieces of equipment such as capacitors and a vacuum pump, along with implementation of a variety of steam usage initiatives, reduced water, electricity, and natural gas use at the plant.
- **ConAgra Foods Retail Products -- Grocery Foods**
  Newport, Tennessee
  In a successful effort to reduce electricity and natural gas usage at the plant, boiler economizers were installed to capture flue gases, numerous minor air leaks were repaired, and two new air compressors were also installed to replace natural gas heaters.
- **ConAgra Foodservice -- Specialty Potato Products**
  Taber, Alberta, Canada
  To reduce energy use, the plant installed an anaerobic digestion system that consumes relatively low amounts of energy and produces methane gas that is utilized as a low-cost, environmentally sound energy source.

PACKAGING & GREEN MARKETING



Sustainable Development

The commitment and ingenuity of our employees is evident in our Sustainable Development program. Increased water and energy conservation, production process improvement and introduction of new technologies that dramatically reduce waste are only a few of the accomplishments. The program's guiding principle -- "Do well by doing good" -- reflects the core values of ConAgra Foods and has helped the company slash operating costs by a total of more than $60 million just in the last five years.

- **ConAgra Foods Retail Products -- Grocery Foods**
  Menomonie, Wisconsin
  While maintaining structural integrity, the plant reduced landfill waste by using thinner plastic pudding cups.

RECYCLING & SOLID WASTE MANAGEMENT

- **ConAgra Foods Retail Products -- Grocery Foods**
  Sylvester, Georgia
  Instead of sending peanut waste to the landfill, peanut skins are now sold as a protein source for animal feed, and floor sweepings and other rejects are sold to make wild bird food.

WATER CONSERVATION & WASTEWATER TREATMENT

- **ConAgra Foods Retail Products -- Refrigerated Foods**
  Lincoln, Nebraska
  The plant reduced water by adjusting an existing shower system used to cool hams. The new system has better product coverage and uses less water.
- **ConAgra Foodservice -- Culinary Products**
  Helm, California
  By collecting the condensate during the tomato paste evaporation process, the plant can re-use it for boiler make-up water.

BEST NEW TECHNOLOGY

- **ConAgra Foods Retail Products -- Refrigerated Foods**
  Mason City, Iowa
  The plant gained great efficiency and reduction in water usage by installing a new ham cook and chill system that utilizes separate storage tanks outside the facility to maintain reusable water at the appropriate temperatures for the continuous process.

SPECIAL RECOGNITION AWARD

- **ConAgra Food Ingredients -- Specialty Ingredients**
  Gilroy, California
  Although the plant did not cause the perchlorate contamination, it needed to be corrected to continue efficient operations. Levels have been lowered to a nondeductible range through an ion exchange system.

SPIRIT OF SUSTAINABLE DEVELOPMENT AWARD

- **ConAgra Foods Retail Products -- Refrigerated Foods Energy Program**
  Working from a best practices concept, the team conceived and carried out nearly 200 projects in 23 locations across the company, which resulted in considerable savings in energy consumption and costs, including water, electricity and natural gas.

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SUSTAINING GROWTH AND THE ENVIRONMENT

CONAGRA FOODS SUSTAINABLE DEVELOPMENT COUNCIL

Since 1992, ConAgra Foods' environmental stewardship efforts have been enhanced by an enterprise-wide Sustainable Development Council. The Council, which includes representatives from ConAgra Foods' operating companies, facilitates the exchange of sustainable development, environmental stewardship expertise and innovation.

In addition, the Sustainable Development Council annually recognizes the "Best Of" achievements within ConAgra Foods.

Since the Council's efforts began, the results have been impressive. Tons of wastepaper have been recycled and billions of gallons of water saved. Energy use has been reduced, unnecessary and wasteful product packaging has been eliminated, agricultural land has been protected, and wildlife habitats have been sustained and enhanced.

The diligent efforts of thousands of ConAgra Foods employees around the world and the leadership of the Sustainable Development Council have led to measurable environmental gains, millions of dollars saved and ambitious expectations for tomorrow.



Sustainable Development

The commitment and ingenuity of our employees is evident in our Sustainable Development program. Increased water and energy conservation, production process improvement and introduction of new technologies that dramatically reduce waste are only a few of the accomplishments. The program's guiding principle -- "Do well by doing good" -- reflects the core values of ConAgra Foods and has helped the company slash operating costs by a total of more than $60 million just in the last five years.

©2004 ConAgra Foods, Inc. All Rights Reserved.

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- ConAgra Foods Foundation
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- Feeding Children Better
- Home Food Safety

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SERVING OUR COMMUNITIES

Through leadership partnerships and financial contributions, ConAgra Foods is committed to improving the quality of life in communities across America. Our focus has centered on two major national initiatives:



- a multi-million-dollar, multi-year commitment to helping end child hunger in the United States called Feeding Children Better
- a national program aimed at educating consumers about home food safety.

To learn how your organization may benefit from support by the ConAgra Foods Foundation, please visit ConAgra Foods Foundation Guidelines.



A Foundation for the Future

ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. Our Feeding Children Better foundation has funded more than 160 Kids Cafes, providing logistics assistance and donations of more than 120 trucks to help America's Second Harvest deliver nutritious food.

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SERVING OUR COMMUNITIES

THE CONAGRA FOODS FOUNDATION CASE EXAMPLES:

1. Helping to Feed Hungry People
2. Home Food Safety
3. Helping in Times of Disaster
4. Helping Minority Students Reach Their Goals
5. Helping in Our Communities
6. Helping the Environment
7. Downtown Omaha Development

Helping to Feed Hungry People

ConAgra Foods' Feeding Children Better program is the nation's largest corporate initiative dedicated solely to attacking child hunger in the United States.

Beyond the Feeding Children Better program, ConAgra Foods has had a long-term alliance with America's Second Harvest to help feed people in need across the nation. America's Second Harvest is the nation's largest charitable hunger-relief organization, distributing 1.8 billion pounds of donated food annually, feeding 23 million hungry Americans. It operates a food network distribution system that procures and distributes food to food banks across the U.S. ConAgra Foods companies continually donate products to Second Harvest. In 2002, for example, ConAgra Foods companies donated more than 19.5 million pounds of food, including refrigerated processed meats, frozen dinners and entrees, shelf-stable foods and potato products.

The ConAgra Foods Foundation, Grocery Foods and Refrigerated Foods have participated in broad-based America's Second Harvest programs and initiatives to help raise funds for, and awareness of, America's Second Harvest. In addition, America's Second Harvest has awarded ConAgra Foods its highest honors — 2000 Donor of the Year and The Hunger's Hope Award in 1999, 2000, 2001, 2002 and 2003, which honors food and grocery industry members for their generous support.

ConAgra Foods' Feeding Children Better program also has received significant recognition, including:
2003 Best Cause Marketing Program, PR News, Platinum Award
2003 Halo Award, Best Social Service/Education Campaign, Cause Marketing Forum
2002 Corporate Citizenship Award, U.S. Chamber of Commerce
2002 Crystal Obelisk Award for Social Responsibility, Foundation of Women Executives in Public Relations
2002 Best Public Service Campaign, Holmes Report
2001 Campaign of the Year, PRWeek
2001 Community Relations Campaign of the Year, PRWeek
2001 Best Institutional Program, Public Relations Society of America "Silver Anvil"
2001 Best Marketing Communications Campaign, Publicity Club of New England
2000 Best Corporate Philanthropy Program, Inside PR

Home Food Safety

Food safety education is important for everyone along the food chain. Since 1999, ConAgra Foods has partnered with the American Dietetic Association (ADA) to create Home Food Safety... It's in Your Hands™, an unprecedented, multi-year national education program that targets home food preparers. Education can make a significant difference when it comes to home food safety, a difference that could prevent serious illness and even save lives, particularly among very young and older Americans, whose immune systems may be compromised.



Advancing Home Food Safety

Our *Home Food Safety...It's in Your Hands*™ program is a multi-year national consumer education program targeted to home food preparers and the prevention of food-borne illness. Developed in partnership with the American Dietetic Association, the program has recently expanded its scope to include partnerships with local, regional and national food chains to educate consumers on properly handling take-out or home leftovers.

Helping in Times of Disaster
ConAgra Foods is an original founding member of the American Red Cross' Annual Disaster Giving Program, a leadership group of companies that make substantial donations to aid in disaster relief in communities across the country. Through the Red Cross and through major product donations, ConAgra Foods made substantial contributions to assist those impacted by the September 11, 2001, attacks, and has contributed funds and food to other disasters nationwide. In 2003, ConAgra Foods made significant contributions of money and products in response to the wildfires in California.

Helping Minority Students Reach Their Goals
The ConAgra Foods Foundation provides funding to many organizations that help minority students reach their higher education goals. Ongoing grants to the Consortium for Graduate Study in Management help minority graduate students achieve master's degrees at a number of colleges and universities in the U.S. A grant to the Urban League of Nebraska for the Black College Tour provides minority students in Nebraska an opportunity to visit historically black colleges across the country. And, grants to the United Negro College Fund and American Indian College Fund help many minority students achieve their higher education goals.

Helping in Our Communities
A grant from the ConAgra Foods Foundation to All Our Kids, Inc. in Omaha, Nebraska, is helping to make a difference by supporting a comprehensive mentoring program serving youngsters from middle school through college. The goals of the program are to reduce the number of students who drop out of high school and fail to pursue post-secondary education as a result of high-risk behaviors like substance abuse, youth violence or teen pregnancy, and to increase the number of responsible employable young people who are committed to reaching their fullest potential.

Salud Family Health Center received a grant from the ConAgra Foods Foundation to provide for the needs of the medically underserved in Longmont, Colorado, home to a ConAgra Foods Refrigerated Foods plant. This contribution will help to provide primary health care to the uninsured and underinsured, as well as ancillary services such as health education, case management, mental health counseling, substance abuse, nutrition and medical social work.
In St. Paul, a contribution to the Women Venture helps Minnesota's low-income women to gain the job and life skills they need to achieve economic independence by providing small business development, career planning, training for jobs in the trades, and organizational services.

ConAgra Foods Foundation has been a proud supporter of Habitat for Humanity in our hometown of Omaha, Nebraska, for over ten years. For each of the last six years, the Foundation has contributed funds to build an entire Habitat for Humanity home. And, ConAgra Foods' employees have volunteered their time in the construction of those homes, helping to put families into decent, affordable housing. The ConAgra Foods Foundation also has helped to fund Habitat for Humanity homes in Jonesboro, Ark.; Longmont, Colo.; Canton, Ga.; Marshall, Mo.; Newport, Tenn.; Kennewick, Wash.

Helping the Environment
Funding from the ConAgra Foods Foundation to the Iain Nicolson Audubon Center at Rowe Sanctuary on the Platte River Valley in Nebraska will help to conserve and restore habitat for sandhill cranes and other wildlife on the Platte River, and to provide education opportunities for children and adults at Rowe Sanctuary. Rowe's programs are national in scope; the Center hosted over 16,000 visitors during its first six months.

The ConAgra Foods Foundation funding to The Nature Conservancy has provided a breakthrough in conservation action on the Platte River, demonstrating alternative farming practices that afford significant benefits to the natural resources along the river while keeping the land in production.

Downtown Omaha Development
ConAgra Foods is a longtime leader in downtown development in our hometown of Omaha, Nebraska. ConAgra Foods is a leading donor to Omaha's most significant new projects, including a new convention center and arena and a new Performing Arts Center.

To learn how your organization may benefit from support by the ConAgra Foods Foundation, please visit ConAgra Foods Foundation Guidelines

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SERVING OUR COMMUNITIES

CONAGRA FOODS FOUNDATION GUIDELINES

Areas of Emphasis
Our mission is to improve the quality of life in communities where ConAgra Foods employees work and live. We focus our resources in these areas: Arts and Culture; Civic and Community Betterment; Education; Health and Human Services; Hunger, Nutrition and Food Safety.

ConAgra Foods is a multi-faceted company operating in many communities across the United States. A listing of all locations is not available. To find out if your organization has a ConAgra Foods facility nearby, please consult your local phone directory or contact your Chamber of Commerce.

Because of ConAgra Foods' major commitment to fighting child hunger in America, there is limited funding available for other new initiatives. Grant proposals will be accepted, however, from organizations meeting these criteria:

- Organization must have IRS 501(c)3 tax-exempt status.
- Organization must have been in existence for at least one year.
- Organization or project must provide a solution for specific community needs.
- Organization must be well-managed, fiscally responsible and demonstrate success in meeting goals.

Areas Not Considered for Funding
The ConAgra Foods Foundation does not make grants to the following:

- Individuals
- Fund-raising and testimonial events/dinners, including tickets, silent auctions, raffles, telethons, etc.
- Product or in-kind donations
- Organizations with a limited constituency, such as clubs or fraternal or social organizations
- Religious organizations for religious endeavors
- Support for travel or tours for individuals or groups
- Advertising for any purpose
- For-profit organizations

Areas Generally Outside ConAgra Foods Foundation Guidelines
The ConAgra Foods Foundation generally will not consider:

- Organizations or causes that do not impact ConAgra Foods communities
- Endowment funds or grant-making organizations
- Conferences, seminars, workshops, symposia, or publication of proceedings
- Grants totaling more than 10 percent of the organization's campaign goal, annual budget or project budget, whichever is smaller
- Funding a program or project beyond three years
- Elementary or secondary educational institutions, both public and private
- Underwriting sponsorship of radio or television programming
- Emergency operating support
- Support for athletic teams or events

An Organization's Request for Funds Should Include:

- A statement of the organization's objectives
- Concise description of proposed use and primary objectives of the grant



A Foundation for the Future

ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. Our Feeding Children Better foundation has funded more than 160 Kids Cafes, providing logistics assistance and donations of more than 120 trucks to help America's Second Harvest deliver nutritious food.

- If applicable, how the grant will improve the quality of life in a ConAgra Foods community
- ConAgra Foods employee involvement, if any
- Brief history of achievements
- List of officers and directors
- Written evidence of tax-exempt status defined under section 501(c)3 of the Internal Revenue Code
- Most recent financial statements, preferably audited
- A list of major funders of the organization or project and amounts contributed and/or pledged by those funders
- If applicable, budget for proposed project

CONAGRA FOODS FOUNDATION DEADLINES

ConAgra Foods Foundation grants are announced quarterly. Proposals must be received by the last working day of January, April, July and October. Decisions are generally made and communicated within eight to ten weeks of the submission deadline.
Written requests for funding (no phone, fax, or e-mail requests, please) should be addressed to:

The ConAgra Foods Foundation, CC-304
One ConAgra Drive
Omaha, NE 68102-5001

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Serving Our Communities
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SERVING OUR COMMUNITIES

FOUNDATION COMMUNITY SERVICE AWARDS GO TO 16 ORGANIZATIONS

The 12-year anniversary of the ConAgra Foods Foundation Community Service Awards program again demonstrated impact by receiving 127 worthy applications. ConAgra Foods employees from across the company nominated nonprofit organizations to receive this annual award.

With their work cut out for them, the Foundation and this year's panel of volunteer judges awarded $200,000 to 16 nonprofit groups for their exceptional commitment to the welfare of ConAgra Foods communities. The winners – all IRS 501(c)(3) tax-exempt organizations – are well-managed, results-oriented groups. In addition, other factors the panel used to make its decisions included:

- the positive impact the organization has on the surrounding community and
- the degree to which the local ConAgra Foods facility – and its employees – are involved in the work of the organization.

Congratulations to the winners, and to the employees who nominated them. This year's winners are . . .

- **Allen Township Volunteer Fire Department, Allen, Mich.** — Funds will be used to purchase the Jaws of Life. (Nominated by Refrigerated Foods, Quincy, Mich.)
- **Boys & Girls Club of Magic Valley, Twin Falls, Idaho** — Funds will be used for a van to transport kids. (Nominated by Specialty Potato Products, Twin Falls, Idaho.)
- **Corwith Volunteer Fire Department, Corwith, Iowa** — Funds will be used to upgrade warning lights and scene lights for emergency situations. (Nominated by Refrigerated Foods, Britt, Iowa.)
- **Habitat for Humanity, Junction City, Kan.** — Funds will be used to build a three-bedroom home. (Nominated by Refrigerated Foods, Junction City, Kan.)
- **Habitat for Humanity, St. James, Minn.** — Funds will be used to help build a home for a local family. (Nominated by Refrigerated Foods, St. James, Minn.)
- **Hamburg Volunteer Fire & Rescue Department, Hamburg, Iowa** — Funds will be used training and fire and rescue equipment. (Nominated by Snack Foods - Popcorn Division, Hamburg, Iowa)
- **Kids' Pages Cares, Arvada, Colo.** — FFunds will be used to provide educational, emotional, and environmental support to disadvantaged and neglected kids. (Nominated by Food Ingredients, Commerce City, Colo.)
- **Macon County Rescue Squad, Macon, Mo.** — Funds will be used to provide proper equipment and qualified staffing for all rescue operations. (Nominated by Frozen Foods, Macon, Mo.)
- **Madison County Single Parent Scholarship Fund, Huntsville, Ark.** — Funds will be used to provide incentive scholarships to economically disadvantaged single parents pursuing a diploma or degree. (Nominated by Refrigerated Foods, Huntsville, Ark.)
- **Mason City Youth Hockey Association, Mason City, Iowa** — Funds will be used for family and youth activities in Northern Iowa. (Nominated by Refrigerated Foods,



Sustainable Development

The commitment and ingenuity of our employees is evident in our Sustainable Development program. Increased water and energy conservation, production process improvement and introduction of new technologies that dramatically reduce waste are only a few of the accomplishments. The program's guiding principle -- "Do well by doing good" -- reflects the core values of ConAgra Foods and has helped the company slash operating costs by a total of more than $60 million just in the last five years.

Mason City, Iowa.)

- **Midtown Educational Foundation, Chicago, Ill.** — Funds will be used to support at-risk teenage youth through educational programs. (Nominated by Refrigerated Foods, Downers Grove, Ill.)
- **New England Learning Center for Women in Transition, Turners Falls, Mass.** — Funds will be used for community education programs on domestic violence. (Nominated by Light Life- Ventures Development, Turners Falls, Mass.)
- **Owendale Fire Department, Owendale, Mich.** — Funds will be used to replace two outdated tankers and increase the safety of the firefighters. (Nominated by Food Ingredients, Owendale, Mich.)
- **Shelby County Fire Department, Sidney, Ohio** — Funds will be used to purchase personal protective equipment. (Nominated by Frozen Foods, Sidney, Ohio.)
- **South County Compassion Center/City Team, Gilroy, Calif.** — Funds will be used to provide food, clothing, and social services to areas poorest families. (Nominated by Food Ingredients, Gilroy, Calif.)
- **Wishing Star Foundation, Pasco, Wash.** — Funds will be used for programs to support terminally ill children. (Nominated by Specialty Potato Products, Richland, Wash.)

ConAgra Foods Community Service Award Winners Archive

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SERVING OUR COMMUNITIES

ARCHIVE — 2003 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:

- **Albion Medical, Inc., Albion, Ill.** — To help upgrade the current facilities so that the clinic can serve more people who do not have access to health care.
- **American Red Cross of Upper Northumberland City, Milton Pa.** — To help purchase a van in which to deliver food.
- **Carthage Fire Department, Carthage Mo.** — To help upgrade the department's Jaws of Life apparatus and to purchase additional equipment, such as a ventilator hose and a generator.
- **Cocke County Foster Parents Association, Newport, Tenn.** — To help provide for some of the critical needs of the state's foster children, since state funds stretch only so far.
- **Danbury Volunteer Fire Department, Danbury, Iowa.** — To help purchase a new pumper fire truck, which will replace one that is 30 years old.
- **Floyd Volunteer Fire Department, Floyd, Iowa** — To help purchase protective outfitting for three firefighters.
- **Hoopeston Volunteer Fire Department, Hoopeston, Ill.** — To purchase a new Jaws of Life apparatus.
- **Idaho Lions Sight and Hearing Foundation, Meridian, Idaho** — To purchase vision screening machines.
- **Long Creek Volunteer Fire Department, Parrottsville, Tenn.** — To purchase a mini-pumper fire truck.
- **Marion Free Medical Clinic, Marion, Ohio** — To provide basic health care to those citizens who have no health insurance.
- **Marshall Community Food Pantry, Marshall, Mo.** — To help purchase food for participants of the Marshall Community Food Pantry.
- **North Franklin Eagle's Nest, Connell, Wash.** — To purchase a thermal imaging camera for a local volunteer fire department.
- **Rossville Area Fire Protection District, Rossville, Ill.** — To help purchase a reconditioned fire truck.
- **Spaulding Township Volunteer Fire Department, Saginaw, Mich.** — To help purchase four breathing apparatuses and four spare air cylinders.
- **St. Joseph's Family Center, Gilroy, Calif.** — To help purchase food and sundries for the participants of St. Joseph's Family Center.
- **Umatilla-Morrow Head Start, Inc., Hermiston, Ore.** — To assist the organization's "Free to Grow" initiative, which provides family and community programs that focus on substance abuse prevention and child abuse prevention.

ARCHIVE — 2002 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:

- **American Red Cross County Chapter, Lewisburg, Pa.** — To help purchase an emergency generator for the chapter.
- **Athens Area Child Abuse Prevention Council, Bogart, Ga.** — To assist with community education and outreach to prevent child abuse.
- **Boys & Girls Club, Bentonville, Ark.** — To purchase a new kitchen, and support feeding and nutrition programs for all club locations.



Sustainable Development

The commitment and ingenuity of our employees is evident in our Sustainable Development program. Increased water and energy conservation, production process improvement and introduction of new technologies that dramatically reduce waste are only a few of the accomplishments. The program's guiding principle -- "Do well by doing good" -- reflects the core values of ConAgra Foods and has helped the company slash operating costs by a total of more than $60 million just in the last five years.

- **Cherokee Learning Center, Canton, Ga.** — To purchase software to support GED and English-as-a-second-language classes.
- **Crisis Center, Inc., Grand Island, Neb.** — To fund the opening of a domestic violence shelter.
- **Elbert Family Connection, Elberton, Ga.** — To support programs for at-risk youth and families.
- **Grape Community Hospital, Hamburg, Iowa.** — To purchase exercise equipment for a community wellness program.
- **Habitat for Humanity, Jonesboro, Ark.** — To help build a local home for an at-risk family.
- **Habitat for Humanity, Richland, Wash.** — To help build a local home for an at-risk family.
- **Lake Cities United Methodist Church, Lake Dallas, Texas** — To support a community food pantry.
- **Lighthouse Shelter, Marshall, Mo.** — To help build a new shelter for victims of domestic violence and their children.
- **Moorefield Active Caring, Moorefield, W. Va.** — To fund a new building to house a food pantry and other programs.
- **My Sister's Place, Gainesville, Ga.** — To help support programs for homeless women and children.
- **River Valley Shelter for Battered Women and Children, Russellville, Ark.** — For transportation and medical care for battered women and children.
- **Rossville Community Ambulance Service, Rossville, Ill.** — For equipment and training for emergency medical teams.
- **St. James Volunteer Ambulance Service, St. James, Minn.** — For a defibrillator for emergency rescue operations.
- **West Chicago Police Department - Neighborhood Resources, West Chicago, Ill.** — To support two neighborhood community centers in West Chicago.
- **West Hancock Ambulance Service, Britt, Iowa.** — For CPR equipment for training classes.
- **Woden Volunteer Fire Department, Woden, Iowa.** — To help purchase water tanker equipment.

ARCHIVE — 2001 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:

- **Aldridge Tabernacle Food Pantry, Marshall, Mo.** — To provide funds to purchase a computer, software and printer, food storage bins and to improve food bank operations and service given to clients.
- **Central Valley FEAT (Families for Effective Autism), Salida, Calif.** — To support families of children with autism by providing a six-week program that teaches the children new skills helping them function in society.
- **Chickasaw County Rescue Squad, New Hampton, Iowa** — To assist funding for a new rescue vehicle.
- **Community Pantry of San Benito County, Hollister, Calif.** — To purchase food for distribution to clients and keep delivery vehicles operating.
- **Corwith Volunteer Ambulance Service, Corwith, Iowa** — To provide funding for a defibrillator for cardiac emergencies.
- **Imperial Jaycees/Imperial Community Foundation, Imperial, Neb.** —To help purchase playground equipment for a city park and to start a high school senior scholarship fund.
- **Kanawha Community Fire Department, Kanawha, Iowa** — To help fund construction of new fire station for this volunteer fire department.
- **Loretto Fire Department and EMS, Cullman, Ala.** — To help fund construction of a fire station.
- **Midtown Educational Foundation, Downers Grove, Ill.** — Funding will support a program to empower economically disadvantaged parents in the Chicago area to become self-sufficient, productive and positive contributors to society and their families.

- **Milton Fire Department, Milton, Pa.** — To provide funding to purchase a thermal imaging camera.
- **Natchitoches Habitat for Humanity, Natchitoches, La.** — To help purchase materials for a house being built by ConAgra Foods volunteers.
- **SAFEchild (Stop Abuse for Every Child), Raleigh, N.C.** — To provide funding for the Nurturing Program for abused, neglected or at-risk children and their parents.
- **The Gary Center, LaHabra, Calif.** — Funding will help provide low-cost, community-based services such as ESL, literacy and parenting classes to families and individuals working toward self-sufficiency.
- **The Greeley Transitional House, Greeley, Colo.** — Funding to provide lodging and support services to homeless families with children.
- **Tri-City Union Gospel Mission, Pasco, Wash.** — To update shelter kitchen facilities that provides meals to homeless, low-income, refugee and working poor families.
- **Turkey Creek Volunteer Fire Department, Holly Ridge, N.C.** — To provide funds for purchase of a new pumper truck.

ARCHIVE — 2000 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:

- **Britt Volunteer Fire Department, Britt, Iowa** —To provide an updated and high-capacity Compressed Breathing Air System allowing firefighters to respond to emergencies more effectively.
- **Cherokee County Habitat for Humanity, Woodstock, Georgia** —To provide funds to construct a residential home which will be co-built by ConAgra Foods volunteers and the future homeowners.
- **Cherokee County Senior Services, Canton, Georgia** —To provide hot meals to homebound elderly.
- **Court Approved Special Advocates, Orange, California** —To support the recruitment, training and supervision of volunteers to work with abused and neglected children awaiting assignment of a court-appointed advocate.
- **Families Helping Families, Downers Grove, Illinois** —To support operations including housing, mentoring, educational opportunities, and job placement for homeless and indigent women and their children.
- **Goodwill Industries of Northwest Ohio, Perrysburg, Ohio** —To help purchase a van to be used in transporting clients to various community services and work sites.
- **Habitat for Humanity of Wantonwan County, St. James, Minnesota** —To support the construction, by ConAgra Foods volunteers and future homeowners, of two residential homes in the St. James area.
- **Hardy County Child Care Center, Moorefield, West Virginia** —To fund facility expansion to accommodate additional infants and children in a preschool program.
- **Hyrum Fire and EMS, Hyrum, Utah** —To help purchase a fire/medical trailer and equipment to aid in responding to industrial and mass casualty situations.
- **KLM Boys and Girls Club, Columbia, Maryland** —To help obtain a new facility and administrative equipment lost in a recent fire.
- **Lazarus House, St. Charles, Illinois** —To help fund construction of emergency shelter, dining, sleeping and counseling spaces.
- **Macon County Ministries, Macon, Missouri** —To help purchase a walk-in freezer and cooler for the organization's food shelf program.
- **Outward Bound Adventures, Pasadena, California** —To support outdoor environmental learning programs for urban youth.
- **Pleasant Hill Fire Protection District, Pleasant Hill, Illinois** —To help support the community's fire protection, emergency medical services, rescue services and hazardous materials response unit.
- **Safe Jonesboro Coalition, Jonesboro, Arkansas** —To support a program that installs working smoke alarms in the homes of high-fire-risk neighborhoods.
- **Safe Place, Inc., Dumas, Texas** —To help fund renovation of a domestic-abuse shelter that will increase client capacity by 100 percent.

- **Wesley Fire Department, Wesley, Iowa** —To help purchase a new pumper truck.
- **Wolf Point 100 Club, Wolf Point, Montana** —To help provide therapeutic whirlpool tubs for elderly patients at the community's nursing home.

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SERVING OUR COMMUNITIES

FEEDING CHILDREN BETTER... BECAUSE NO CHILD SHOULD GROW HUNGRY

For those of us living in America, especially in our nation's breadbasket, it is unthinkable that anyone should go hungry... especially children. Yet, U.S. Department of Agriculture statistics point out that 12 million American kids are fighting hunger each year. Studies show that hunger is a root cause for many of the problems young people face today, ranging from problems concentrating in school to conduct after school.

As a food leader in North America, we consider this problem a meaningful challenge. Through the ConAgra Foods Feeding Children Better initiative, our efforts are directed at three areas: safe havens for children to get nourishing meals, overcoming logistics hurdles for food banks and public awareness.

- **Safe Havens**
  Aimed at getting food directly to hungry children, ConAgra Foods is working with America's Second Harvest and its national network of food banks and food-rescue organizations to fund Kids Cafes — safe havens where children can get nourishing meals and snacks as well as after-school mentoring.

  ConAgra Foods is the national sponsor of the Kids Cafe program and has provided funding to open more than 130 ConAgra Foods Kids Cafes across America. ConAgra Foods is committed to providing support for more new Kids Cafes in 2004, and to provide grants to strengthen and/or expand existing Kids Cafes.

- **Getting Food to Hungry Families**
  Through a ConAgra Foods-funded Rapid Food Distribution System — a computerized nationwide inventory and trucking system — food banks are able to get food to hungry families and children faster and cheaper. One of the biggest logistics hurdles for food banks is to procure and distribute food efficiently. By the end of 2003, ConAgra Foods had donated trucks to more than half of the 217 America's Second Harvest food banks in the United States. The Rapid Food Distribution System has the potential to reclaim up to 200 million pounds of food available for donation to the hungry every year, which otherwise would be discarded.

- **Raising Awareness**
  Public awareness of the hidden problems of child hunger is critical in giving our nation's children every chance to succeed. The ConAgra Foods Feeding Children Better program and America's Second Harvest have partnered with the Ad Council in creating a multi-media campaign about child hunger. Launched in 2001, the campaign is expected to run for several years and is aimed at helping Americans understand the hidden nature of child hunger in our communities.

Across ConAgra Foods, our people and plants have embraced this effort with thousands of donated hours and food items. For more information, please visit www.feedingchildrenbetter.org.



A Foundation for the Future

ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. Our Feeding Children Better foundation has funded more than 160 Kids Cafes, providing logistics assistance and donations of more than 120 trucks to help America's Second Harvest deliver nutritious food.

©2004 ConAgra Foods, Inc. All Rights Reserved.

Feeding Children Better

CONAGRA FOODS FOUNDATION

CENTER ON HUNGER AND POVERTY

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1 in 4 PEOPLE STANDING IN A SOUP KITCHEN LINE IS A CHILD.*
*AMERICA'S SECOND HARVEST

KIDS CAFE OPENINGS

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ABOUT CHILD HUNGER

- The Facts
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- Take The Hunger Quiz
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OUR MISSION

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GET INVOLVED

- Give Help / Get Help
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Kids Cafe makes snacking healthy

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Making a difference! 2003 National Evaluation of ConAgra Foods Kids Cafes shows positive impact.

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HUNGER AND NUTRITION CONNECTION

"Both obesity and hunger require solutions that include regular access to nutritionally adequate food."

Dr. Larry Brown

WHAT WE DO



Corporate responsibility has always been a priority of the ConAgra Foods Foundation. Through ConAgra Foods' Feeding Children Better Foundation, the company has focused its long history of giving and channeled it to make a deep and lasting impact on an issue that is important to its consumers, employees, customers and communities – child hunger.

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WHERE WE ARE

- ConAgra Foods® Kids Cafe™ Locations Map
- About Kids Cafe™

Center on Hunger and Poverty

"**ConAgra Foods believes no child should grow hungry.** That's why we developed Feeding Children Better, the nation's largest corporate initiative dedicated to fighting child hunger. In the past five years we've opened over 150 Kids Cafes serving millions of meals annually, funded more than 120 trucks to help food banks get food to the people who need it, and built stronger communities of people fighting this issue. **ConAgra Foods is privileged to conduct our business in a country with abundant resources and compassion. We're working hard to help develop the common will to solve this problem.**"

Anna Wheeler
President, ConAgra Foods Feeding Children Better Foundation

Test your knowledge and learn more about child hunger

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SERVING OUR COMMUNITIES

LENDING A HAND TO IMPROVE HOME FOOD SAFETY

To increase consumer awareness of food safety practices, ConAgra Foods is partnering with the American Dietetic Association (ADA) in a multi-year national consumer education program called, *Home Food Safety...It's in Your Hands™*. Through news releases, consumer events, a Web site (www.homefoodsafety.org) and the ADA, the effort has targeted home food preparers trying to prevent food-borne illness and save lives. Over the past year, ConAgra Foods and the ADA have expanded the scope of their food safety efforts to include partnerships with local, regional and national restaurant chains to protect patrons from food-borne illnesses when they order take-out or take home leftovers.

Results in survey after survey show that improved food handling by consumers in their homes will dramatically decrease the incidents of foodborne illness in the United States.

Working with the ADA, we are aggressively promoting a comprehensive program built around four simple messages:

- Wash hands often
- Keep raw meats and ready-to-eat foods separate
- Cook food to proper temperatures
- Refrigerate foods promptly below 40° Fahrenheit

Together, the ADA and ConAgra Foods are working to make these common-sense practices second nature for consumers of all ages.

Our Commitment to Food Safety
ConAgra Foods has invested millions of dollars in state-of-the-art food safety systems in our processing plants. We continue to invest to ensure that the foods we provide to consumers are as wholesome and safe as possible. After products leave the store or the restaurant, however, consumers become involved in handling these products safely. Through our partnership with the ADA, we seek to make a measurable impact on food safety further along the food chain and encourage consumers to take control of food safety in their homes.

For more information, visit the ADA/ConAgra Foods Web site on home food safety at www.homefoodsafety.org.



Advancing Home Food Safety

Our *Home Food Safety...It's in Your Hands™* program is a multi-year national consumer education program targeted to home food preparers and the prevention of food-borne illness. Developed in partnership with the American Dietetic Association, the program has recently expanded its scope to include partnerships with local, regional and national food chains to educate consumers on properly handling take-out or home leftovers.

©2004 ConAgra Foods, Inc. All Rights Reserved.

American Dietetic Association *Your link to nutrition and health*™

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Home Food Safety *It's in Your Hands*®

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Our Mission

The American Dietetic Association and the ConAgra Foods Foundation have joined together in a consumer education program, *Home Food Safety...It's in Your Hands*®, to communicate the important role consumers play in preparing foods safely in their own homes.

Home Food Safety...It's in Your Hands ® is dedicated to providing home food safety statistics, information about foodborne illness (also known as food poisoning), and safe food handling information and tips.

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ConAgra Foods



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- Selected Financial Information
- Comments on Strategic Direction

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©2004 ConAgra Foods, Inc. All Rights Reserved.

Selected Financial Information

FOR THE FISCAL YEARS ENDED MAY	2004[6]	2003[1,6]	2002[6]	2001[2,6]	2000[3,6]
Dollars in millions, except per share amounts					
Net sales [4]	$ 14,522.1	$ 16,939.1	$ 22,335.5	$ 21,867.5	$ 20,842.5
Income from continuing operations before cumulative effect of changes in accounting [4]	$ 725.1	$ 796.0	$ 751.1	$ 675.3	$ 340.1
Net income	$ 811.3	$ 763.8	$ 771.7	$ 641.8	$ 382.7
Basic earnings per share:					
Income from continuing operations before cumulative effect of changes in accounting [4]	$ 1.37	$ 1.50	$ 1.41	$ 1.32	$ 0.71
Net income	$ 1.54	$ 1.44	$ 1.45	$ 1.25	$ 0.80
Diluted earnings per share:					
Income from continuing operations before cumulative effect of changes in accounting [4]	$ 1.36	$ 1.50	$ 1.41	$ 1.32	$ 0.71
Net income	$ 1.53	$ 1.44	$ 1.45	$ 1.25	$ 0.80
Cash dividends declared per share of common stock	$ 1.0275	$ 0.9775	$ 0.9300	$ 0.8785	$ 0.7890
At Year End					
Total assets	$ 14,222.2	$ 15,118.7	$ 15,568.7	$ 16,480.8	$ 12,196.6
Senior long-term debt (noncurrent) [4,5]	$ 4,878.4	$ 4,632.2	$ 4,973.7	$ 3,340.9	$ 1,797.5
Subordinated long-term debt (noncurrent)	$ 402.3	$ 763.0	$ 752.1	$ 750.0	$ 750.0
Preferred securities of subsidiary company [5]	$ -	$ 175.0	$ 175.0	$ 525.0	$ 525.0

1 2003 amounts reflect the fresh beef and pork divestiture (see Note 2 to the consolidated financial statements).

2 2001 amounts reflect the acquisition of International Home Foods ("IHF").

3 2000 amounts include restructuring plan related pre-tax charges of $621.4 million ($557.5 million reflected in continuing operations and $63.9 million reflected in discontinued operations).

4 Amounts exclude the impact of discontinued operations of the Agricultural Products segment, the chicken business and the feed businesses in Spain and poultry business in Portugal.

5 2004 amounts reflect the adoption of FIN No. 46R which resulted in increasing long-term debt by $419 million, increasing other noncurrent liabilities by $25 million, increasing property, plant and equipment by $221 million, increasing other assets by $46 million and decreasing preferred securities of subsidiary company by $175 million. The subsidiary preferred securities remain outstanding and are now classified as debt.

6 As Restated, see Note 21 to the consolidated financial statements.


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INVESTORS

CONAGRA FOODS COMMENTS ON STRATEGIC DIRECTION

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Strategy and Goals

ConAgra Foods is one of North America's largest packaged food companies, serving consumer grocery retailers as well as restaurants and other foodservice establishments. With a portfolio of many popular and favorite food brands, including Banquet, Butterball, Chef Boyardee, Healthy Choice, Hunt's, Orville Redenbacher's, Reddi-wip, Slim Jim, and others, as well as the capability to provide quality food products for a wide variety of eating occasions and locations, ConAgra Foods is building America's Favorite Food Company.

For strategic reasons, ConAgra Foods has transformed its portfolio of businesses and its approach to marketing and operations. Many aspects of the operational and marketing changes are ongoing and will remain active initiatives at least through fiscal 2006. Given the size and scope of the transformation at ConAgra Foods, management has addressed many of the associated changes in forums with investors, customers, employees, the media and other important constituencies to clarify the company's strategy and future prospects.

The following are some of the more common questions that have been asked by various audiences and the company's comments:

1. What is ConAgra Foods doing to build shareholder value?

   Company Comment:

   We are building an excellent food company that should have strong profit margins and strong returns on capital. The strategic initiatives fall under four main areas:

   - **Mix:** Reshaping the portfolio to focus on higher-margin and higher-returning branded and value-added products.
   - **Marketing:** Implementing disciplined practices to strategically build long-term brand strength and drive consumer preference for our brands and products.
   - **Capabilities:** Integrating and upgrading several previously decentralized functions in key areas such as Sales, Information Technology, Human Resources, Research & Development, Logistics, Manufacturing, Purchasing, and Distribution. This leads to increased scale, leveraging our collective strengths, and providing strong customer service.
   - **Costs:** Reducing costs and operating more efficiently.

2. The company is significantly changing from what it was a few short years ago. Could you please recap the changes and tell us how these changes fit with the company's strategy?

   Company Comment:

   Several years ago, we made the decision to concentrate our capital in branded, value-added foods. Up until that point, we operated as an agribusiness conglomerate - decentralized, acquiring businesses to increase our size, and almost exclusively focused on growth through acquisition. We were across the food chain with a variety of businesses in our portfolio as the result of many acquisitions throughout the years. The portfolio included some branded foods, with a significant amount of commodity-oriented businesses, and even some businesses that were

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not directly related to food. The acquisition conglomerate model worked fine for many years, but the operating landscape changed - during the 1990s, our food customer base was consolidating rapidly, and the way we were organized was impeding our ability to serve our customers well and grow organically. In addition, our commodity-related businesses were causing more earnings volatility than we wanted, and the factors driving the commodity-related volatility were totally outside the company's control.

Utilizing customer feedback as well as extensive industry and competitive analysis on our sales trends, margins, and returns on capital, we recognized a need to sharpen our focus in order to position the company for the years ahead. Our decision to focus on branded, value-added foods was based on our experience with strong food brands and a desire to reduce earnings volatility, while improving key financial results such as operating margins and return on invested capital.

To that end, we started making a series of significant portfolio and operating changes throughout the company. These significant portfolio changes include:

- Acquisition of Egg Beaters, Chef Boyardee, Slim Jim, Parkay, PAM, Gulden's, Fleischmann's, Blue Bonnet, Pemmican, Libby's, Ro*Tel, Louis Kemp, and others, which strengthened our branded and value-added offerings and capabilities.
- Sale of our fresh beef and pork business in September 2002.
- Divestiture of our canned seafood business in May 2003.
- Sale of our cheese assets in May 2003.
- Sale of our chicken processing business in November 2003.
- Sale of agricultural chemical distribution business in November 2003.

Through the actions listed above, we added billions of dollars of sales in packaged foods and we divested a number of commodity-oriented businesses. The divestiture program removed annualized sales of approximately $13 billion, and proceeds from the sale of these divested businesses were nearly $3 billion. We now are focused on branded, value-added food products for retail, foodservice, and ingredient customers.

3. Why do you think ConAgra Foods has a bright future as a food company?

Company Comment:

We are confident in our future for many reasons, including 1) the appeal of our brands and value-added products to a wide cross-section of consumers, 2) the balance of our portfolio across eating occasions and locations, and 3) the customer service capabilities we are developing.

ConAgra Foods has many favorite food brands and offers popular items across a variety of food categories and channels - whether it is breakfast, lunch, snack, or dinner time, and whether you're eating at home or away, ConAgra Foods offers many of consumers' favorite products. We are committed to making our product portfolio even stronger and more popular in the future by building existing brands, developing new items, and selling our products to new and different types of stores.

We are an important supplier to our trade customers (grocery retailers, foodservice establishments, and foodservice distributors) and we are making progress serving them in ways that leverage our collective strength, as well as the breadth of our portfolio. We can almost offer the equivalent of "one-stop shopping" for many of our trade customers, and can bundle products together around specific consumer themes. These types of service capabilities are very important due to the need of our customer base to maintain very efficient operations.

In essence, we have the right products to satisfy consumers and we have the service capabilities our trade customers want - this combination gives us strong growth prospects.

4. Is the company continuing to divest businesses?

Company Comment:

We like our current portfolio and consider our portfolio reshaping program essentially complete, although there are still a very few small, non-core operations that are not a good fit for the long-term. We will continue to evaluate our business, competitive positions, and consider additional changes and opportunities that might be in our shareholders' best interests.

5. Does the company have any financial interest in the businesses it recently sold?

Company Comment:

Chicken: We received 25 million shares in Pilgrim's Pride (NYSE: PPC) as part of that company's payment to us for our chicken business. In December of 2004, we sold 10 million shares for over $280 million. The remaining 15 million shares we own are subject to resale restrictions; we plan to sell those shares at the appropriate time in accordance with these restrictions.

Beef & Pork: ConAgra Foods has monetized most of its investment in Swift Foods, the company created when ConAgra Foods divested its fresh beef and pork business. The only capital ConAgra Foods has in Swift Foods is $150 million of subordinated debt.

We expect to receive cash for these investments in due course, subject to market conditions and contractual arrangements.

- ConAgra Foods recently sold its minority equity interest in Swift Foods for $194 million.
- Also, the company is in the process of recovering the financing it provided in connection with Swift Foods' cattle-feeding operations. The financing, which ConAgra Foods provided for two years, included a line of credit and a note receivable totaling approximately $300 million at maturity. During the second quarter of fiscal 2005, the financing matured and ConAgra Foods assumed control of the cattle-feeding assets in order to liquidate them in an orderly manner. The company has received more than $260 million from the liquidation as of the end of third quarter fiscal 2005, and expects to receive the remainder of the proceeds in the spring of 2005.

6. Why did you structure the deals the way you did when you disposed of the commodity-related businesses?

Company Comment:

We wanted 1) cash, 2) prices that equaled book value or close to book value, and 3) no regulatory delays. We met all three of these objectives.

7. How do the financial interests relating to the disposed businesses show up in ConAgra Foods' financial statements?

Company Comment:

The investments are on the balance sheet as Other Assets and as Current Assets from Discontinued Operations.

8. What types of operational changes have been taking place at the company? Why are those changes necessary, and what type of benefit are those changes expected to provide in the future?

Company Comment:

After being a decentralized group of acquired companies for many years, we had to integrate and upgrade our operations to be competitive for the future. Therefore, we are going through a systematic process of integrating our operations so that we foster brand building, brand strength, consumer satisfaction, consistent customer service, and low-cost operations. There are several initiatives underway, and here are the major ones:

- Key Operating Initiatives:
  - Procurement: We are increasingly consolidating the purchase of the major inputs we use, leveraging our purchasing expertise and getting better deals on sourcing product.
  - Logistics: We are going from a network of several hundred distribution points to a network defined by 14 mixing centers. A mixing center is a large facility where multiple brands and

products of a similar temperature state (shelf stable, refrigerated or frozen) can be consolidated and shipped out together. This generates earnings by better utilizing truckload shipments and optimizing warehouse investment, while also reducing working capital as we eliminate excess inventory quantities. It will also help us serve customers better, by providing them with full trucks, and through information systems enhancements, billing them with one invoice for a truck carrying multiple products.

As of spring 2005, we built 12 of the 14 centers, and the remaining ones will be built over the next several months. As we build the centers, we are incurring extra expense because we have not yet closed all of the previous distribution points. As the mixing centers become responsible for a greater percentage of our volumes shipped, and as we gradually reduce the number of smaller distribution facilities, savings should be significant and customer ratings should go up.

- Manufacturing: Where appropriate, we are consolidating manufacturing facilities to better utilize capacity and produce product more cost effectively for a variety of brands and product types.
- Information Systems: We are implementing industry-leading business processes on a common information technology platform across ConAgra Foods. For example, we now have: one data center, a single wide-area network, one general ledger, one e-mail system, a central human resource application program, and one intranet. In the past, there were many such platforms to maintain due to our decentralized structure.

  We are in the process of implementing SAP R/3 along with additional integrated SAP components under a project called NUCLEUS, which simplifies and links key functions within manufacturing, marketing, and sales across the company. NUCLEUS will be a key driver of success in our sales, customer service and supply chain initiatives. We expect substantial benefit from NUCLEUS as we strengthen trade relationships, increase operating efficiency, lower working capital levels, improve customer services, improve collections, and optimize logistics due to the clarity of information and decision support tools that NUCLEUS will provide.

  NUCLEUS will enable optimal decision support in areas of sizeable dollar expenditure, such as trade merchandising program administration, order management, inventory management, customer payment and collections, and logistics. NUCLEUS is gradually being implemented across our packaged foods type operations and will reach final completion by fiscal 2007.

- Key Sales, Marketing, and Product Initiatives:
  - Sales Force: In the past there were multiple sales forces aligned with different products and brands. As a consequence, we did not effectively leverage customer relationships, bundle products, or optimize shelf space and placement. The result was less than efficient customer service and lost sales opportunities. Today we have a single dedicated retail sales force providing superior customer service and special attention to major accounts in a unified approach. We also have substantially reduced the role of brokers, thereby achieving savings and greater customer focus. Our foodservice sales force is also organizing to best serve its customers, utilizing a team-oriented approach where it makes sense. This creates the opportunity to develop customer-specific products, expand menu solutions, bundle products and better service customers.
  - Marketing: To profitably grow our top line, we are improving our marketing function by implementing best practices and using fact-based analytical tools that will help us build brands, develop new selling programs, and evaluate marketing programs and investments. This effort includes improving some of the fundamentals of our products - product quality, packaging and taste - to satisfy consumers and drive preference for our items.
  - Research and Development: We brought our technical expertise and food analytics testing capabilities together, establishing Centers of Excellence across all of our food operations. Teamwork, best practices, applied science breakthroughs, and consumer insights and ideas can be shared quickly, easily, and cost effectively - and this will greatly improve our ability to develop, modify, or improve our products. The Centers of Excellence teams are dedicated to core technical platforms that make a significant difference in our ability to satisfy consumers and operate effectively. Those technical platforms are Culinary, Nutrition, Packaging, Processing, and Protein, which represent the foundations of high-quality, well-marketed food items across a variety of food categories.

While there are many initiatives within each of those listed above, they all support developing a competitive edge that generates profitable sales growth with cost-effective operations and excellent customer service. Some aspects of these initiatives are largely complete, and we expect most of them to be complete by the end of calendar 2005.

9. Have there been many management changes over the last few years?

Company Comment:

Yes. As we have evolved into a consumer goods company, we have recruited people with the necessary skills and capabilities. Of our top 400 people, more than half of them are new to ConAgra Foods, having joined us over the last five years from many other consumer products companies like Kraft, General Mills, Nestle, Quaker, Pepsi, Coca-Cola, Procter and Gamble, and several others.

We also have many key people who have been with ConAgra Foods for years and who have added value in their roles and contributed to the successful transformation of our business. With the combination of people across the company who have demonstrated success and experience in operations, marketing and change management, we have a very talented and dynamic team.

10. What has been changing in terms of the company's approach to marketing?

Company Comment:

For a variety of reasons, our previous structure did not place as much value on best practices within the marketing function. We simply were not as marketing-oriented as our competitors, nor was our decentralized structure optimal for developing strategic marketing capabilities. We are retooling this entirely with the help of several accomplished people inside and outside the company.

The objective is to profitably build brands and drive consumer preference for our products. To this end, we are standardizing the marketing processes and establishing what we call "the ConAgra Foods Way" - so that best practices are being used throughout our marketing functions. A disciplined, analytical approach is being used to guide our brand-building efforts and evaluate our return on our marketing investment so that we sell more products to more customers more often for more margin.

11. What are the main tactical drivers of future sales growth for the Retail Products and Foodservice Products segments?

Company Comment:

Our top-line growth initiatives are all focused toward generating: 1) market share improvements for key brands, 2) expanding our business with our existing customer base, 3) distribution gains from sales to additional customers, stores, formats, and 4) profitable new products.

There are several things taking place that should contribute to our success with these initiatives. One is our commitment to **building our brands** and implementing new, more disciplined marketing efforts that should generate strong returns for marketing investments. Another is **better execution** of point-of-sale tactics. For example, our recently unified sales force - with which we call on major retail customers as a ConAgra Foods team - raises our profile as a vendor to major customers, and it gives us product bundling opportunities. Another is our **Centers of Excellence**, in which we have consolidated R&D functions into central locations where collective resources can help generate great product ideas and solutions, and where those ideas can be shared across the company to implement best practices.

12. What do you think about your portfolio of consumer brands?

Company Comment:

We have a very solid portfolio that represents a range of consumer preferences and which can create strong profits for our shareholders. Our consumer product portfolio utilizes brands with specific roles:

Growth and Cash Roles:

- We have some brands that have strong growth potential because of the equity of the brand and the strength of the category. We would characterize at least 2/3 of our brand portfolio in this manner.
- We have others that have more modest growth opportunities but which generate significant cash that can be used for brands with greater margin growth opportunities. We would characterize less than 1/3 of our brand portfolio in this manner.

National and Regional Roles:

- We have many brands that are distributed across the United States, operating on a large scale - these would be national brands. More than 75% of our consumer brand portfolio is national.
- ConAgra Foods also has brands that are local in taste preference, and are offered in a few states, which form a portfolio of regional brands. While our regional brands naturally generate smaller sales than our national brands, they enjoy great consumer loyalty and some of these products will gain broader distribution. Less than 25% of our brand portfolio is regional.

Given the elements listed above, we believe we have a great portfolio of products that serve a wide variety of eating occasions and locations, and also allow our customer base to tailor its offerings to local preferences. In our view, it is extremely important to have products that fit local preferences in certain categories, and many of our retail trade customers tell us this. It is also important to note that many consumer brands are sold in non-retail channels. For example, we sell a fair amount of consumer-branded product to the foodservice channel because foodservice operators prefer the brand recognition and know they can depend on the quality.

13. Which are your biggest brands?

Company Comment:

Our biggest and most recognizable consumer brands include (alphabetical order): ACT II, Armour, Banquet, Butterball, Chef Boyardee, Eckrich, Egg Beaters, Healthy Choice, Hebrew National, Hunt's, Orville Redenbacher's, PAM, Reddi-wip, Slim Jim, Snack Pack, and Swiss Miss. For a more complete list of our brands, visit the brands section of our Web site at www.conagrafoods.com.

14. What portion of your business do your biggest brands represent?

Company Comment:

Our top 30 brands represent almost 80% of our Retail Products sales.

15. For the consumer products industry, there are some services that attempt to track consumer takeaway and market share changes for certain brands and categories. Examples of these services would be IRI and Nielsen. Does the company use these services, and can the company comment on the whether the output from these services is a good predictor of the company's sales results?

Company Comment:

From our standpoint, there is a fair amount of the food industry that these services simply do not track, or which is not tracked thoroughly. For example, our business to foodservice customers approaches $4 billion in annual sales, making us one of the largest companies in that channel in terms of value-added products. None of that business is tracked by IRI or Nielsen to our knowledge.

To further complicate matters, some of the areas these services do not track at all or do not track thoroughly (foodservice, Wal*Mart, club stores, and dollar stores) are the ones growing the fastest, and the ones in which we have or are developing a strong business. To illustrate the importance of these types of venues, consider the following:

- The foodservice industry accounts for almost half of the food dollars spent by consumers in the U.S.
- Wal*Mart alone is estimated to account for more than 10% of the retail food market.
- There are over 20,000 dollar stores and more than 1,000 club stores in the U.S., which collectively account for a meaningful portion of the food

dollars spent by U.S. consumers.

In addition, many of the category definitions referenced by these services do not reflect how we track business with our customers or how we think consumers shop; this means they do not always accurately reflect our brand positions or our competitive positions within certain categories.

16. Does the company want to sell some of its brands?

Company Comment:

We like our portfolio of brands and constantly evaluate their performance. We are always interested in improving our mix, which could involve acquisitions and divestitures of brands.

17. What are the company's financial goals? (Please see note on forward-looking statements at the end of this document.)

Company Comment:

We want a healthy, growing business with increasing sales, volumes, and market shares for our branded and value-added products. We also expect appropriate investments for future growth, expanding margins, growing earnings, and improving returns on invested capital. While each year will have its own form of industry-specific and economic challenges, which we usually mention in our earnings releases, for most years in the near-term we expect:

- Sales to grow at a low single-digit rate (excluding acquisitions and divestitures)
- Profit margins to expand
- Operating income to grow at a mid- to high single-digit rate
- EPS to grow at a mid- to high single-digit rate, and
- Return on Invested Capital (ROIC) to exceed 10% at a minimum, with Return on Equity to be 15% or higher and net debt to be in the range of 50% of total capital.

Definitions:

Return on Equity = net income divided by beginning of year shareholder's equity.

Return on Invested Capital = [net income plus after-tax interest expense] divided by [shareholder's equity plus net debt plus subsidiary preferred securities].

After tax interest expense = interest expense multiplied by [1 minus the effective tax rate].

Net debt includes long-term debt, subordinated debt, and notes payable, less cash on hand.

18. What types of businesses are in the Food Ingredients segment?

Company Comment:

The Food Ingredients segment includes contract flour milling for major bakeries; customized milling for specific foodservice accounts; specialty seasonings, blends, and flavors products used by other food manufacturers; and a group that trades commodities and supports risk management efforts. ConAgra Foods also uses products from the Food Ingredients segment in its foodservice products as well as in nearly all of our retail products.

19. How does the company plan to use the cash it generates?

Company Comment:

We generate substantial cash flow and expect to continue to deploy it towards growing the business through acquisition, paying dividends, retiring debt, or buying back shares when appropriate. We expect to generate enough cash to be able to pursue all of these activities. As a point of reference, in December 2003, our board authorized the repurchase of up to $1 billion of our shares, and we have repurchased $600 million of our stock as of spring 2005. During fiscal 2005, we also retired approximately $1 billion of debt.

20. In fiscal 2005, the company began its 30th consecutive year of dividend increases. What is the company's position on dividends?

Company Comment:

We know dividends are very important to many of our shareholders, and dividends are part of our overall capital allocation discipline. We have a very strong dividend yield, among the very highest of the companies in the S&P 500 as of spring 2005. Our objective regarding dividends is to balance the cash available to distribute to shareholders with the cash needed to reinvest in business growth.

21. What are the main criteria used to evaluate acquisition opportunities?

Company Comment:

1) Strategic fit, which is directly connected to the strength of the consumer and customer value proposition of the target being evaluated, 2) benefits and ease of integration, and 3) return on the capital invested.

22. How is management incented?

Company Comment:

- Incentives are a big portion of senior management compensation programs.
- Approximately half of the incentives for the senior management are long-term awards, which mean that they are earned based on performance over multiple years.
- Incentives are paid on a variety of factors.
    - Incentive programs are tailored for the needs of each type of business.
    - For most of the senior operating personnel, incentives are paid on factors reflecting some combination of profit growth, sales growth, working capital levels, and other key components of return on invested capital for their businesses.
    - For most of the senior corporate personnel, incentives are largely paid on EPS performance.

23. What would you like to emphasize about the governance practices of ConAgra Foods?

Company Comment:

ConAgra Foods has exemplary governance practices. They are outlined in the Investor Relations section of our Web site. Here are some highlights:

- An independent 13-member board with 12 outside directors. The only management member on the board is our CEO.
- A lead independent director.
- No loans to directors or executive officers.
- No repricing of options.
- Independent board committees that oversee board activities and membership (for example, Governance and Nominating Committee).
- Stock Ownership Commitment of Management: ConAgra Foods requires senior management to retain a significant portion of the stock earned as compensation; this retention requirement helps align management and shareholder interests.

Popular ConAgra Foods consumer brands include: ACT II, Armour, Banquet, Blue Bonnet, Brown 'N Serve, Butterball, Chef Boyardee, Cook's, Crunch 'n Munch, DAVID, Decker, Eckrich, Egg Beaters, Fleischmann's, Golden Cuisine, Gulden's, Healthy Choice, Hebrew National, Hunt's, Kid Cuisine, Knott's Berry Farm, La Choy, Lamb Weston, Libby's, Life Choice, Lightlife, Lunch Makers, MaMa Rosa's, Manwich, Marie Callender's, Orville Redenbacher's, PAM, Parkay, Pemmican,

Peter Pan, Reddi-wip, Rosarita, Ro*Tel, Slim Jim, Snack Pack, Swiss Miss, Van Camp's, Wesson, Wolf, and many others. For more information, please visit us at www.conagrafoods.com.

Note on Forward-Looking Statements:

This Strategy and Goals section of our Web site, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current views and assumptions of future events and financial performance and are subject to uncertainty and changes in circumstances. Readers of this report should understand that these statements are not guarantees of performance or results. Many factors could affect the company's actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements. These factors include, among other things, future economic circumstances, industry conditions, company performance and financial results, availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, actions of governments and regulatory factors affecting the company's businesses and other risks described in the company's reports filed with the Securities and Exchange Commission. The company cautions readers not to place undue reliance on any forward-looking statements included in this report, which speak only as of the date made.

©2004 ConAgra Foods, Inc. All Rights Reserved.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 20, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConAgra Foods, Inc.
Incoming letter dated May 20, 2005

The proposal requests that ConAgra Foods disclose its social, environmental and economic performance by issuing annual sustainability reports.

There appears to be some basis for your view that ConAgra Foods may exclude the proposal under rule 14a-8(i)(10). We note your representation that ConAgra Foods prepares and publishes this type of report annually. Accordingly, we will not recommend enforcement action to the Commission if ConAgra Foods omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Robyn Manos
Special Counsel